UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2022

On March 7, 2023, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2022 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2022 and 2021 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2022.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

Consolidated Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion

We have audited the consolidated financial statements of KB Financial Group Inc. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statement as of and for the year ended December 31, 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1) Assessment of the allowances for credit losses for loans

As discussed in Notes 3.6, 4.2, 10 and 11 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 4,158,625 million as of December 31, 2022. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (for example, debt restructuring). The individual assessment involves judgment by the Group in estimating the future cash flows expected from collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). For the corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the qualitative factors involves a high level of judgment by the Group.

We identified the following risks in accordance with the assessment of the allowances for credit losses for loans as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement;

•

Risk that the Group’s estimation of future cash flows for the corporate loans to be individually assessed for ELC is inappropriate due to over or under estimation of assets held as collateral by the Group

•

Risks that (i) the analysis of the qualitative factors in determining the internal credit risk ratings of the corporate loans to be collectively assessed for ELC is inappropriate; (ii) the calculation of 12 month and lifetime PD, the calculation of LGD, and the evaluation if FLI incorporated in the measurement of collective ECL is inappropriate due to fraud or error

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the estimates of future cash flows for individually assessed corporate loans, including controls over the work of external valuation professionals engaged by the Group to assess the value of collateral; (ii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans; (iv) the completeness and accuracy of quantitative data used in the credit risk ratings; and (v) the process that the qualitative factors and quantitative data are applied to the internal credit risk rating by involving information technology professionals

•

We assessed the estimates of future cash flows expected from collateral on a sample of individually assessed corporate loans by (i) comparing assumptions made with information obtained from internal and external sources; and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation professionals engaged by the Group.

•

We involved credit risk professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating forward-looking PD, and a sample of LGD.

•	We evaluated whether, for a sample of corporate loans with ECL measured on a collective basis, Group policy was applied in the internal credit risk rating process.

(2) Internally measured fair value of level 3 derivatives, and level 3 derivative-linked securities

As discussed in Notes 3.3.2 and 6.1.2 to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3 in the fair value hierarchy. Those financial instruments measured at fair value classified as level 3 include derivatives and derivative-linked securities both held and issued by KB Securities Co., Ltd. (a subsidiary of the Group), of which fair value is measured by the internally developed valuation models. The fair value of such derivative assets and liabilities as of December 31, 2022 was KRW 120,775 million and KRW 777,542 million, respectively. Also, the fair value of such derivative-linked securities held (presented as ‘financial assets at fair value through profit or loss – debt securities’) and issued (presented as ‘financial liabilities designated at fair value through profit or loss’) as of December 31, 2022 was KRW 404,334 million and KRW 8,241,509 million, respectively. In order to measure the fair value of these financial instruments, the Group uses valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.

We identified the following risks in accordance with the measurement of fair value of the derivatives and derivative-linked securities as a key audit matter considering the level of judgement;

•

Risks that (i) the models used by the Group to value the level 3 financial instruments are inappropriate; (ii) the models’ significant inputs which are not directly observable in financial markets, (such as volatility of underlying assets, correlations, regression coefficients, discount rates, etc.) are inappropriate

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the derivatives and derivative-linked securities. This included controls related to (i) the development, validation and changes in the models used to value derivatives and derivative-linked securities, (ii) the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values, and (iii) the monitoring of changes to these inputs and assumptions.

•

We involved valuation professionals with specialized skills and knowledge, who assisted in: (i) evaluating the valuation techniques and significant unobservable inputs on a selection of the derivatives and derivative-linked securities; and (ii) developing models and significant unobservable inputs independently for a selection of the derivatives and derivative-linked securities and comparing the resulting fair value estimates to the Group’s fair value measurements.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2022 and 2021

(in millions of Korean won)

	Notes	December 31, 2022		December 31, 2021
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	32,063,421	~~W~~	31,009,374
Financial assets at fair value through profit or loss	4,6,8,12		64,935,344		66,005,815
Derivative financial assets	4,6,9		9,446,134		3,721,370
Loans measured at amortized cost	4,6,10,11		436,530,502		417,900,273
Financial investments	4,6,8,12		116,588,575		104,847,871
Investments in associates and joint ventures	13		682,670		448,718
Property and equipment	14		4,991,467		5,239,898
Investment property	14		3,148,340		2,514,944
Intangible assets	15		3,200,399		3,266,357
Net defined benefit assets	25		478,934		100,083
Current income tax assets			204,690		98,798
Deferred income tax assets	17,34		251,085		159,093
Assets held for sale	18		211,758		237,318
Assets of a disposal group held for sale	18		—		171,749
Other assets	4,6,19		28,437,529		28,174,173

Total assets		~~W~~	701,170,848	~~W~~	663,895,834

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	12,271,604	~~W~~	12,088,980
Derivative financial liabilities	4,6,9		9,506,709		3,682,258
Deposits	4,6,21		388,888,452		372,023,918
Borrowings	4,6,22		71,717,366		56,912,374
Debentures	4,6,23		68,698,203		67,430,188
Provisions	24		968,819		808,604
Net defined benefit liabilities	25		85,745		225,521
Current income tax liabilities			997,675		662,672
Deferred income tax liabilities	17,34		22,693		1,470,981
Insurance liabilities	38		58,230,303		57,165,936
Other liabilities	4,6,26		40,140,365		43,130,482

Total liabilities			651,527,934		615,601,914

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,434,251		2,838,221
Capital surplus			16,940,731		16,940,231
Accumulated other comprehensive income(loss)	36		(2,713,053)		1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	18, 36		—		7,671
Retained earnings			28,446,513		25,672,815
Treasury shares			(836,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	27		48,362,812		47,460,582
Non-controlling interests			1,280,102		833,338

Total equity			49,642,914		48,293,920

Total liabilities and equity		~~W~~	701,170,848	~~W~~	663,895,834

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in millions of Korean won, except per share amounts)	Notes	2022		2021
Interest income		~~W~~	20,788,518	~~W~~	15,210,878
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			19,912,128		14,620,490
Interest income from financial instruments at fair value through profit or loss			876,390		590,388
Interest expense			(7,675,584)		(3,981,306)

Net interest income	5,28		13,112,934		11,229,572

Fee and commission income			5,121,520		5,323,606
Fee and commission expense			(1,799,888)		(1,698,023)

Net fee and commission income	5,29		3,321,632		3,625,583

Insurance income			17,136,842		16,107,858
Insurance expense			(16,440,329)		(15,551,147)

Net insurance income	5,38		696,513		556,711

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			(359,158)		1,160,981
Losses on overlay adjustments			606,515		(165,677)

Net gains on financial instruments at fair value through profit or loss	5,30		247,357		995,304

Net other operating expenses	5,31		(2,365,791)		(1,923,567)

General and administrative expenses	5,32		(7,537,802)		(7,200,853)

Operating income before provision for credit losses	5		7,474,843		7,282,750

Provision for credit losses	5,7,11,12,19,24		(1,835,988)		(1,185,133)

Net operating income			5,638,855		6,097,617

Share of profit (loss) of associates and joint ventures	13		(28,758)		93,526
Net other non-operating income (expenses)	33		185,529		(109,537)

Net non-operating income (expenses)			156,771		(16,011)

Profit before income tax expense			5,795,626		6,081,606
Income tax expense	34		(1,622,387)		(1,697,225)

Profit for the year	5		4,173,239		4,384,381

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2022		2021
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25	~~W~~	239,702	~~W~~	(45,510)
Share of other comprehensive income (loss) of associates and joint ventures			183		51
Gains on equity securities at fair value through other comprehensive income			(931,731)		903,398
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			38,867		13,715

			(652,979)		871,654

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			164,530		255,907
Losses on debt securities at fair value through other comprehensive income			(2,375,084)		(924,698)
Share of other comprehensive income (loss) of associates and joint ventures			(545)		498
Gains (losses) on cash flow hedging instruments	9		31,474		20,864
Gains (losses) on hedging instruments of net investments in foreign operations	9		(79,085)		(57,935)
Other comprehensive loss arising from separate account			(159,619)		(63,814)
Gains on overlay adjustment	38		(440,129)		120,282

			(2,858,458)		(648,896)

Other comprehensive income for the year, net of tax			(3,511,437)		222,758

Total comprehensive income for the year		~~W~~	661,802	~~W~~	4,607,139

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	4,394,830	~~W~~	4,409,543
Non-controlling interests			(221,591)		(25,162)

		~~W~~	4,173,239	~~W~~	4,384,381

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	869,854	~~W~~	4,610,549
Non-controlling interests			(208,052)		(3,410)

		~~W~~	661,802	~~W~~	4,607,139

Earnings per share	37
Basic earnings per share		~~W~~	10,955	~~W~~	11,134
Diluted earnings per share			10,705		10,890

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(in millions of Korean won)

		Equity attributable to shareholders of the Parent Company
	Notes	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity

Balance as of January 1, 2021		~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,409,543		—		(25,162)		4,384,381
Remeasurements of net defined benefit liabilities			—		—		—		(45,742)		—		—		—		232		(45,510)
Currency translation differences			—		—		—		241,273		—		—		—		14,634		255,907
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		201,697		—		(223,928)		—		931		(21,300)
Share of other comprehensive loss of associates and joint ventures			—		—		—		549		—		—		—		—		549
Losses on cash flow hedging instruments			—		—		—		20,864		—		—		—		—		20,864
Gains on hedging instruments of net investments in foreign operations			—		—		—		(57,935)		—		—		—		—		(57,935)
Other comprehensive loss arising from separate account			—		—		—		(63,814)		—		—		—		—		(63,814)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		13,715		—		—		—		—		13,715
Gains on overlay adjustments			—		—		—		120,282		—		—		—		—		120,282
Transfer within equity			—		—		—		(7,671)		7,671		—		—		—

Total comprehensive income for the year			—		—		—		423,218		7,671		4,185,615		—		(9,365)		4,607,139

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities			—		1,142,233		—		—		—		—		—		—		1,142,233
Dividends on hybrid securities			—		—		—		—		—		(71,537)		—		(24,145)		(95,682)
Non-controlling interests changes in business combination			—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests			—		—		216,853		(5,955)		—		—		—		(18,306)		192,592
Others			—		—		(211)		—		—		—		—		25,377		25,166

Total transactions with shareholders			—		1,142,233		216,642		(5,955)		—		(1,053,416)		—		(15,080)		284,424

Balance as of December 31, 2021		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Balance as of January 1, 2022		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,394,830		—		(221,591)		4,173,239
Remeasurements of net defined benefit liabilities			—		—		—		239,624		—		—		—		78		239,702
Currency translation differences			—		—		—		157,281		(7,671)		—		—		14,920		164,530
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(3,548,378)		—		243,021		—		(1,458)		(3,306,815)
Share of other comprehensive income of associates and joint ventures			—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments			—		—		—		31,474		—		—		—		—		31,474
Losses on hedging instruments of net investments in foreign operations			—		—		—		(79,085)		—		—		—		—		(79,085)
Other comprehensive loss arising from separate account			—		—		—		(159,619)		—		—		—		—		(159,619)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		38,867		—		—		—		—		38,867
Gains on overlay adjustments			—		—		—		(440,129)		—		—		—		—		(440,129)

Total comprehensive income for the year			—		—		—		(3,760,327)		(7,671)		4,637,851		—		(208,051)		661,802

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities			—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities			—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
retirement of treasury shares			—		—		—		—		—		(300,000)		300,000		—		—
Others			—		—		500		—		—		—		—		259,102		259,602

Total transactions with shareholders			—		1,596,030		500		—		—		(1,864,153)		300,000		654,815		687,192

Balance as of December 31, 2022		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	(2,713,053)	~~W~~	—	~~W~~	28,446,513	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	49,642,914

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Profit for the year		~~W~~	4,173,239	~~W~~	4,384,381

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(437,347)		(274,515)
Net losses (gains) on derivative financial instruments for hedging purposes			141,759		213,996
Provision for credit losses			1,835,988		1,185,133
Net losses (gains) on financial investments			236,685		97,813
Share of loss (profit) of associates and joint ventures			28,758		(93,526)
Depreciation and amortization expense			878,841		850,614
Amortization expense of VOBA			137,617		156,074
Other net losses (gains) on property and equipment/intangible assets			(251,858)		1,974
Share-based payments			58,275		101,935
Provision for policy reserves			1,046,300		2,761,135
Post-employment benefits			249,874		237,315
Net interest income			(89,588)		256,736
Gains on foreign currency translation			669,989		(665,282)
Gain on a bargain purchase			—		(288)
Other expenses			800,935		721,459

			5,306,228		5,550,573

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			3,121,774		(6,149,781)
Derivative financial instruments			546,095		39,343
Loans measured at fair value through other comprehensive income			(49,352)		(24,618)
Loans measured at amortized cost			(21,129,553)		(41,457,544)
Current income tax assets			(105,892)		10,581
Deferred income tax assets			(91,429)		(92,967)
Other assets	2, 39		(1,222,952)		950,313
Financial liabilities at fair value through profit or loss			1,252,561		759,989
Deposits			16,566,047		32,497,922
Current income tax liabilities			335,003		(102,273)
Deferred income tax liabilities			(152,767)		294,130
Other liabilities			(2,862,918)		1,314,561

			(3,793,383)		(11,960,344)

Net cash outflow from operating activities			5,686,084		(2,025,390)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021 (cont’d)

(in millions of Korean won)	Notes	2022		2021
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(166,066)		427
Disposal of financial asset at fair value through profit or loss			9,513,537		13,788,604
Acquisition of financial asset at fair value through profit or loss			(12,807,238)		(12,298,792)
Disposal of financial investments			25,993,266		50,825,909
Acquisition of financial investments			(43,612,269)		(56,633,996)
Disposal of investments in associates and joint ventures			167,690		678,636
Acquisition of investments in associates and joint ventures			(430,400)		(261,881)
Disposal of property and equipment			31,181		7,016
Acquisition of property and equipment			(296,937)		(286,613)
Disposal of investment property			1,292,114		177,033
Acquisition of investment property			(649,961)		(118,961)
Disposal of intangible assets			5,654		8,203
Acquisition of intangible assets			(237,258)		(191,696)
Net cash flows from changes in ownership of subsidiaries			932,428		374,992
Others			(21,456)		75,105

Net cash outflow from investing activities			(20,285,715)		(3,856,014)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			33,402		5,870
Net increase in borrowings			14,669,649		7,321,582
Increase in debentures			107,607,314		121,767,039
Decrease in debentures			(106,631,213)		(117,509,585)
Increase (decrease) in other payables to trust accounts			(1,225,402)		(509,106)
Dividends paid to shareholders of the Parent Company			(1,437,751)		(981,879)
Dividends paid on hybrid securities			(126,402)		(71,537)
Issuance of hybrid securities			1,596,030		1,142,233
Decrease in non-controlling interests			395,713		(24,145)
Redemption of principal of lease liabilities			(257,570)		(253,248)
Others			694,473		(65,826)

Net cash inflow from financing activities			15,318,243		10,821,398

Effect of exchange rate changes on cash and cash equivalents	2, 39		170,639		241,544

Net increase in cash and cash equivalents			889,251		5,181,538
Cash and cash equivalents at the beginning of the year	2, 39		25,273,273		20,091,735

Cash and cash equivalents at the end of the year	2, 39	~~W~~	26,162,524	~~W~~	25,273,273

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022.

The Parent Company’s share capital as of December 31, 2022, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

- Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the consolidated financial statements.

- Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiary as a first-time adopter

•	Korean IFRS No.1109 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.2 The Group has changed the following accounting policy for its annual reporting period commencing January 1, 2022.

The Group had classified due from financial institutions with restriction to use, such as reserve requirement deposits, as due from financial institutions measured at amortized cost rather than cash and cash equivalents; however, following the IFRS Interpretations Committee’s decision that cash and cash equivalents include restricted demand deposits, some classified due from financial institutions with restriction to use, such as reserve requirement deposits, the Group has retrospectively classified these accounts as cash and cash equivalents from January 1, 2022. The comparative consolidated financial statements have been restated to reflect the changes made to retrospective application.

The application of these accounting policy changes has no effect on the consolidated statements of financial position as of December 31, 2022 and 2021, and the consolidated statements of comprehensive income for the years ended December 31, 2022 and 2021. The effects on the consolidated statements of cash flows for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022		2021
Increase in changes in other assets	~~W~~	175,012	~~W~~	4,674,874
Increase in effect of exchange rate changes on cash and cash equivalents in foreign currency		88,082		83,297
Increase in beginning balance of cash and cash equivalents		16,164,814		11,406,643
Increase in ending balance of cash and cash equivalents		16,427,908		16,164,814

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Issuance of Korean IFRS No.1117 Insurance Contracts

(a) Major changes in accounting policy

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. If the Group prepares consolidated financial statements by applying Korean IFRS No.1117, the following parts are expected to make significant differences with the current consolidated financial statements. It does not mean to include all differences that are arising in the future and can be changed based on the future additional analysis results.

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In details, the Group identifies a portfolio of insurance contracts that comprises contracts exposed to similar risks and managed together, then separates the contracts with similar profitability within the portfolio as groups of insurance contracts. The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin will be introduced, which means unearned profit that would be recognized by providing insurance service in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event. In addition, net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group should select accounting policy whether the insurance finance income or expenses for the periods are divided to profit or loss, or other comprehensive income.

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Key changes in accounting policies expected by adopting Korean IFRS No.1117 are as follows:

	Korean IFRS No.1104	Korean IFRS No.1117

Insurance liability measurement	Measure at cost using the past information	Measure at current value using information at the reporting date

Need to choose transition method to adjust the existing group of insurance contracts to current measurement at the transition date (among the fully retrospective approach, modified retrospective approach or fair value approach)

Recognition of insurance revenue	Apply cash basis to recognize the received premium as insurance revenue	Recognize revenue by reflecting services provided to the policyholder by each annual reporting period (accrual basis)
	Include investment component, such as refunds due to termination and maturity, to insurance revenue	Exclude investment component (refunds due to termination and maturity) from insurance revenue Net insurance income and net investment income (financial income) are presented separately

Deferred acquisition cost	Recognize deferred acquisition cost as a separate asset	Do not recognize deferred acquisition cost as a separate asset
	Estimate insurance liability based on net insurance premium (excluding administration expenses)	Estimate insurance liability based on operating insurance premium (including administration expenses)

(b) Status of preparation for Korean IFRS No.1117 adoption

In order for the Group to smoothly adopt Korean IFRS No.1117, it is necessary to prepare a separate implementation department, implement an accounting system, train executives and employees, and analyze financial impact and etc.

Above all, for the adequacy of insurance liability evaluation, the stability of the accounting system and the conformity of system calculations must be secured, and accounting policies and actuarial assumptions must be established reasonably and applied consistently every period. For this, the Group needs to verify the system continually, and prepare various internal control procedures. In particular, the Group shall implement and comply with an internal control over financial reporting suitable for the changed accounting environment so that reliable accounting information can be prepared and disclosed after the adoption of the new accounting standard.

The adoption of Korean IFRS No.1117 will not only change accounting standard, but will also affect insurance product development, sales strategies, and long-term business strategies. Accordingly, it is necessary for the Group to re-establish various business strategies after the adoption of the new accounting standard, provide continual training for related executives and employees and report preparations for adoption and future plans to management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

The detailed preparations for adoption and future plans are as follows:

(KB Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Feb. 2017) Organize the implementation department of Korean IFRS No.1117	—
(Apr. 2018) Expand the implementation department of Korean IFRS No.1117 (currently, total 14 personnel who are fully in charge of)

Implementation of accounting system	(Feb. 2017) Start implementation of the integrated actuarial system (Jun. 2018) Complete implementation of the system	—
(Sep. 2018) Start implementation of the accounting system (Nov. 2020) Complete implementation of the system
Currently, pilot operation

Training for executives and employees	Prepare and implement training for executives/head of departments and employees in related departments	—

Reporting to management	Report implementation of the system, financial effects, etc.	—

(KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.))

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Apr. 2016) Organize the implementation department of Korean IFRS No.1117 (currently, total 10 personnel who are fully in charge of)	—

Implementation of accounting system	(Nov. 2017) Start implementation of the integrated actuarial system (Nov. 2018) Complete implementation of the system	Advancement of the internal control over financial reporting
(Nov. 2020) Start implementation of the accounting system (Dec. 2021) Complete implementation of the system

Training for executives and employees	Implement training for employees	—

Reporting to management	Report the implementation of the system, financial effect of insurance supervisory accounting for adoption of Korean IFRS No.1117	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

(KB Life Insurance Co., Ltd)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Jul. 2018) Organize the responsive team for Korean IFRS No.1117 (Mar. 2019) Organize and operate TF for Korean IFRS No.1117	—

Implementation of accounting system	(Mar. 2019) Start implementation of the accounting system (Dec. 2020) Complete implementation of the system Currently, pilot operation	—

Training for executives and employees

Prepare and implement training for executives/head of departments and employees in related departments (total 20 trainings)

(Nov. 2020) Open online training

(Dec. 2021) Implement non-face-to-face training

Plan to expand training target

Reporting to management	Report implementation of the system, financial effects, etc.	—

(c) Financial effect evaluation

As the adoption of Korean IFRS No.1117 changes the measurement method of insurance liability and insurance revenue recognition, financial volatility is expected to occur in the consolidated financial statements for 2023.

In order to analyze the financial impact of the initial application of Korean IFRS No.1117, the Group assessed the impact on the consolidated financial statements based on the information available and the current circumstances as of December 31, 2022.

Therefore, the results of financial impact assessment as of December 31, 2022 are subject to change depending on economic conditions and additional information available to the Group in the future.

(Changes in amounts in the consolidated statement of financial position and the consolidated statement of comprehensive income)

The results of the financial impact assessment of the initial application of Korean IFRS No.1117 to the consolidated financial statement using the implemented accounting system as of December 31, 2022 are as follows:

Under Korean IFRS No.1117, on a consolidated basis, total assets, total liabilities and total equity as of December 31, 2022 are expected to be ~~W~~ 688,440,673 million, ~~W~~ 634,539,933 million and ~~W~~ 53,900,740 million, respectively, and net income and total comprehensive income for the year ended December 31, 2022 are expected to be ~~W~~ 3,876,614 million and ~~W~~ 3,546,046 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Compared to Korean IFRS No.1104, on a consolidated basis, the total assets of ~~W~~ 12,730,175 million and total liabilities of ~~W~~ 16,988,001 million decreased, respectively, and the total equity of ~~W~~ 4,257,826 million increased. Net income of ~~W~~ 296,625 million and profit attributable to shareholders of the Parent company of ~~W~~ 296,625 million decreased, and total comprehensive income of ~~W~~ 2,884,244 million increased. The results of this analysis may change by economic conditions and additional information available to the Group in the future.

1) Effects on consolidated statement of financial position

(In millions of Korean won)
Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Assets			Assets
Financial assets	~~W~~	659,563,977	Financial assets	~~W~~	660,455,971	~~W~~	891,994
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Deferred income tax assets		251,085	Deferred income tax assets		8,066		(243,019)
Other assets		28,437,529	Other assets		14,813,071		(13,624,458)
			Insurance contract assets		83,988		83,988
			Reinsurance contract assets		1,503,740		1,503,740
Others		9,717,858	Others		9,717,367		(491)
Total assets	~~W~~	701,170,848	Total assets	~~W~~	688,440,673	~~W~~	(12,730,175)
Liabilities			Liabilities
Financial liabilities		551,082,334	Financial liabilities		556,125,846		5,043,512
Insurance contract liabilities		58,230,303	Insurance contract liabilities		46,348,942		(11,881,361)
			Reinsurance contract liabilities		32,141		32,141
Deferred income tax liabilities		22,693	Deferred income tax liabilities		1,307,303		1,284,610
Other liabilities		40,140,365	Other liabilities		28,707,574		(11,432,791)
Others		2,052,239	Others		2,018,127		(34,112)
Total liabilities	~~W~~	651,527,934	Total liabilities	~~W~~	634,539,933	~~W~~	(16,988,001)
Equity			Equity
Share capital and capital adjustments		22,629,352	Share capital and capital adjustments		22,629,352		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,095,485		3,808,538
Retained earnings		28,446,513	Retained earnings		28,896,713		450,200
Non-controlling interests		1,280,102	Non-controlling interests		1,279,190		(912)
Total equity	~~W~~	49,642,914	Total equity	~~W~~	53,900,740	~~W~~	4,257,826

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

2) Effects on consolidated statement of comprehensive income

(In millions of Korean won)
Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net interest income	~~W~~	13,112,934	Net interest income	~~W~~	12,994,671	~~W~~	(118,263)
Net fee and commission income		3,321,632	Net fee and commission income		3,521,504		199,872
Net insurance income		696,513	Net insurance income		1,314,109		617,596
Insurance income		17,136,842	Insurance income		9,532,085		(7,604,757)
Insurance expense		(16,440,329)	Insurance expense		(7,968,600)		8,471,729
			Reinsurance income		523,140		523,140
			Reinsurance expense		(772,516)		(772,516)
Net gains on financial instruments at fair value through profit or loss		247,357	Net gains on financial instruments at fair value through profit or loss		(1,134,009)		(1,381,366)
Insurance finance income		—	Insurance finance income		(727,321)		(727,321)
Net other operating expenses		(2,365,791)	Net other operating expenses		(2,262,310)		103,481
General and administrative expenses		(7,537,802)	General and administrative expenses		(6,643,917)		893,885
Provision for credit losses		(1,835,988)	Provision for credit losses		(1,847,714)		(11,726)
Net other non-operating income (expenses)		156,771	Net other non-operating income (expenses)		160,367		3,596
Profit before income tax expense		5,795,626	Profit before income tax expense		5,375,380		(420,246)
Income tax expense		(1,622,387)	Income tax expense		(1,498,766)		123,621
Profit for the year		4,173,239	Profit for the year		3,876,614		(296,625)
Non-controlling interests		(221,591)	Non-controlling interests		(221,591)		—
Shareholders of the Parent Company		4,394,830	Shareholders of the Parent Company		4,098,205		(296,625)
Other comprehensive income for the year, net of tax		(3,511,437)	Other comprehensive income for the year, net of tax		(330,568)		3,180,869

Total comprehensive income for the year	~~W~~	661,802	Total comprehensive income for the year	~~W~~	3,546,046	~~W~~	2,884,244

(Financial impact due to the transition methods to Korean IFRS No.1117)

The expected impact of the transition methods on the valuation of insurance contract liabilities as of the transition date of January 1, 2022 is as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

1) KB Insurance Co., Ltd.

The Group adjusted the original cost-based measurement to current measurement by applying the fully retrospective approach for the group of insurance contract issued from 2018 to 2021 (within immediately preceding 4 years prior to the transition date of January 1, 2022), and by applying the fair value approach for the group of insurance contracts issued before 2018 (for the periods prior to the year beginning January 1, 2018).

In applying the fair value approach, the fair value of insurance contracts (Korean IFRS No.1113 Fair Value Measurements) was calculated by reflecting some of adjustments based on the valuation amount of insurance contract liabilities calculated under the Korean-Insurance Capital Standards. As a result of analyzing the financial impact related to accounting for transition applying Korean IFRS No.1117, as of January 1, 2022, the insurance contract assets and insurance contract liabilities are expected to be ~~W~~ 1,646,501 million and ~~W~~ 25,805,262 million, respectively.

The impact of the transition method on the valuation of KB Insurance Co., Ltd.’s insurance contract liabilities included in the Group’s consolidated financial statements is as follows:

(In millions of Korean won)		Korean IFRS No.1117
Transition method	Period	Insurance contract assets [1]		Insurance contract liabilities [1]		Contractual service margin [2]
Fully retrospective approach	From 2018 to 2021	~~W~~	1,360,578	~~W~~	4,760,647	~~W~~	5,059,205
Fair value approach	Before 2018		285,923		21,044,615		2,127,218

		~~W~~	1,646,501	~~W~~	25,805,262	~~W~~	7,186,423

[1]	Insurance contract assets and insurance contract liabilities are the total amounts, including reinsurance contract assets and reinsurance contract liabilities, respectively.
[2]	The contractual service margin is presented as net amount by offsetting the amounts included in the insurance contract assets and insurance contract liabilities.

2) KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)

The Group has control over KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) as it holds the 100% ownership interests on KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) through stock purchases on August 31, 2020, after the approval obtained from the Financial Services Commission for inclusion the company as a subsidiary on August 26, 2020. Accordingly, the Group adjusted the original cost-based measurement to current measurement by applying the fully retrospective approach for the group of insurance contract issued by KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

In applying the fully retrospective approach, the contractual service margin on initial recognition for the group of insurance contract as of the acquisition date, was measured based on applying the fair value of the business combination under measurement on initial recognition of insurance contracts acquired in a business combination of Korean IFRS No.1117. As a result of analyzing the financial impact related to accounting for transition applying Korean IFRS No.1117, as of January 1, 2022, the insurance contract liabilities are expected to be ~~W~~ 20,140,367 million.

The impact of the transition method on the valuation of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)‘s insurance contract liabilities included in the Group’s consolidated financial statements is as follows:

(In millions of Korean won)		Korean IFRS No.1117
Transition method	Period	Insurance contract assets [1]		Insurance contract liabilities [1]		Contractual service margin [2]
Fully retrospective approach	For the entire period	~~W~~	—	~~W~~	20,140,367	~~W~~	3,606,629

		~~W~~	—	~~W~~	20,140,367	~~W~~	3,606,629

[1]	Insurance contract assets and insurance contract liabilities are the total amounts, including reinsurance contract assets and reinsurance contract liabilities, respectively.
[2]	The contractual service margin is presented as net amount by offsetting the amounts included in the insurance contract assets and insurance contract liabilities.

3) KB Life Insurance Co., Ltd.

The Group adjusted the original cost-based measurement to current measurement by applying the fully retrospective approach for the group of insurance contract issued from 2019 to 2021 (within immediately preceding 3 years prior to the transition date of January 1, 2022), and by applying the fair value approach for the group of insurance contracts issued before 2019 (for the periods prior to the year beginning January 1, 2019).

In applying the fair value approach, the fair value of insurance contracts (Korean IFRS No.1113 Fair Value Measurements) was calculated by reflecting some of adjustments based on the valuation amount of insurance contract liabilities calculated under the Korean-Insurance Capital Standards. As a result of analyzing the financial impact related to accounting for transition applying Korean IFRS No.1117, as of January 1, 2022, the insurance contract assets and insurance contract liabilities are expected to be ~~W~~ 4,180 million and ~~W~~ 8,539,606 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

The impact of the transition method on the valuation of KB Life Insurance Co., Ltd.’s insurance contract liabilities included in the Group’s consolidated financial statements is as follows:

(In millions of Korean won)
Transition method	Period	Korean IFRS No.1117
		Insurance contract assets [1]		Insurance contract liabilities [1]		Contractual service margin [2]
Fully retrospective approach	From 2019 to 2021	~~W~~	3,959	~~W~~	2,060,252	~~W~~	345,946
Fair value approach	Before 2019		221		6,479,354		99,297

		~~W~~	4,180	~~W~~	8,539,606	~~W~~	445,243

[1]	Insurance contract assets and insurance contract liabilities are the total amounts, including reinsurance contract assets and reinsurance contract liabilities, respectively.
[2]	The contractual service margin is presented as net amount by offsetting the amounts included in the insurance contract assets and insurance contract liabilities.

(Financial effect related to insurance liabilities)

If the Group applies Korean IFRS No.1117 to insurance liabilities as of December 31, 2022, the insurance (reinsurance) contract assets and insurance (reinsurance) contract liabilities are expected to be ~~W~~ 1,587,728 million and ~~W~~ 46,381,083 million, respectively.

The estimated composition of applicable assets and liabilities under Korean IFRS No.1117 is as follows:

(In millions of Korean won)	Assets under Korean IFRS No.1117
Insurance contract assets	~~W~~	83,988
Contractual service margin		(315,339)
Reinsurance contract assets		1,503,740
Contractual service margin on reinsurance contract		(76,906)

	~~W~~	1,587,728

(In millions of Korean won)	Liabilities under Korean IFRS No.1117
Insurance contract liabilities	~~W~~	46,348,942
Contractual service margin		12,548,409
Reinsurance contract liabilities		32,141
Contractual service margin on reinsurance contract		(868)

	~~W~~	46,381,083

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

(Financial impact of reclassifications of business models)

The Group will re-evaluate the business models according to the facts and circumstances as of the initial application date of Korean IFRS No.1117 for financial assets held in relation to activities related to contracts within the scope of Korean IFRS No.1117. If the business model changes as a result of the re-evaluation, it is expected that the measurement categories of financial instruments will be reclassified and the carrying amount will change accordingly.

The expected impact of the measurement categories of financial instruments due to the re-evaluation of business models is as follows:

(In millions of Korean won)
Measurement categories before the re-evaluation of the business models	Measurement categories after the re-evaluation of the business models	Carrying amount before the re-evaluation of the business models		Carrying amount after the re-evaluation of the business models
Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	~~W~~	106,412	~~W~~	106,412
Loans measured at amortized cost	Financial assets at fair value through other comprehensive income		134,811		126,674
Securities measured at amortized cost	Financial assets at fair value through other comprehensive income		22,389,536		18,068,804

*

The Group re-evaluated business model evaluation units, management performance reporting, compensation, and risk management for financial assets held in relation to activities related to contracts within the scope of Korean IFRS No.1117. Following the re-evaluation of the business models, the Group will reclassify the financial assets as financial assets at fair value through other comprehensive income if both of the following conditions are met: (a) financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and (b) where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

- Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.4.4 Net defined benefit assets(liabilities)

The present value of the net defined benefit assets(liabilities) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Estimated claims for Incurred But Not Reported (“IBNR”)

An amount of IBNR is the total sum of estimated insurance claims that shall be paid for accidents that occurred but have not been reported to the Group and estimated insurance claims that shall be additionally paid upon resumption of payment claims. The Group calculates IBNR by applying statistical methods in risk units prescribed in Detailed Regulations on Supervision of Insurance Business, and records IBNR in reserve for outstanding claims of insurance liability. IBNR based on statistical methods requires significant accounting estimates in determining the application methodology for each accident year (PLDM, ILDM, BFM, and others) and determining the loss development factor.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

For the comparative purpose, certain information in the notes for the year ended December 31, 2021 have been reclassified to conform to the presentation for the year ended December 31, 2022.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.1.1 Subsidiaries (cont’d)

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group has joint control over economic activities pursuant to contractual arrangement. Decisions about strategic financial and operating policies require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates or joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates or joint ventures’ accounting policies conform to those of the Group when the associates or joint ventures’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.2.2 Foreign operations (cont’d)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.3.2.2 Fair value (cont’d)

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.6 Expected Credit Losses of Financial Assets (Debt Instruments) (cont’d)

Under simplified approach, the Group always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the previous year (%p)	(+)
Rate of change of household loan	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.6.1 Forward-looking information (cont’d)

As of December 31, 2022, the Group measures expected credit losses to the financial assets by applying both the worse scenario and the crisis scenario, etc. taking into consideration the uncertain financial environment internally and externally and the potential credit risk resulting from the rapid economic recession.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years
Leasehold improvements	Declining-balance/ Straight-line	4~15 years
Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3 ~ 19 years
Software	Straight-line	3 ~ 5 years
Value of business acquired	Declining-balance	30, 60 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.10.1 Value of business acquired (“VOBA”)

In the case of acquisition of insurance company, the Group recognizes the difference amount as VOBA in intangible assets, if the fair value of the acquired insurance liability is less than the carrying amount based on the acquiree’s accounting policy. In the opposite case, the difference amount is recognized as negative VOBA and included in premium reserve. VOBA is an estimated present value of profits inherent in the future cash flow of insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful life using declining balance method, and the amortization is recognized as insurance expense.

3.10.2 Goodwill

3.10.2.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.2.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.2.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

In addition, the change in fair value of the financial liability designated at fair value through profit or loss that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with Korean IFRS No.1109. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.14 Insurance Contracts

KB Insurance Co., Ltd. KB Life Insurance Co., Ltd. and KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS No.1109 Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS No.1104 Insurance Contracts. The Group recognizes assets and liabilities relating to insurance contracts as other assets and insurance liabilities in the consolidated statement of financial position, and income and expense relating to insurance contracts as insurance income and expenses in the consolidated statement of comprehensive income, respectively.

3.14.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.14.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, dividends to policyholders, and related expenses as follows:

3.14.2.1 Premium reserve

The Group accumulates the amount calculated based on the net insurance premium already received for future claim payments for insurance contracts maintained at the end of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard risk ratio defined by director of the Financial Supervisory Services and the amount using the basic ratios that have been used in premium calculation.

3.14.2.2 Reserve for outstanding claims

When the insured event has occurred before the end of the reporting period, but the claim amount is not confirmed, reserve for outstanding claims is calculated based on the estimated amount to be paid.

3.14.2.3 Unearned premium reserve

Unearned premium reserve is the premium which is to be allocated to the following period among the premium which is due before the end of the reporting period.

3.14.2.4 Reserve for dividend to policyholders

Reserve for dividend to policyholders including dividend of interest rate differential, rate of risk differential, and business expenses differential is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.14.3 Liability adequacy test (“LAT”)

The Group conducts a liability adequacy test for all contracts to which Korean IFRS No.1104 Insurance Contracts apply, in consideration of current estimates of all cash inflows and cash outflows from the insurance contracts at the end of the reporting period including options, guarantees, claims handling costs, and policy loans. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of the estimated future cash flows, the entire deficiency is recognized in profit or loss.

Future cash flows from long-term insurance are discounted at interest rate scenario, which is a risk-free rate scenario adjusted by liquidity premium, whereas future cash flows from general insurance are not discounted to present value. In the case of insurance premium and unearned premium reserve, all future cash flows such as payment of claims, administration expenses, and premium received from policyholders are considered for the liability adequacy test. And in the case of reserve for outstanding claims, the adequacy of individually estimated claims is evaluated by applying models among various statistical methods that are considered appropriate for claim development trend.

3.14.4 Deferred acquisition costs

The Group recognizes acquisition cost incurred by the long-term insurance contract as an asset and amortizes it evenly over the premium payment period. If the premium payment period exceeds seven years, the amortization period shall be seven years. If the insurance contract is surrendered or lapsed due to payment overdue, the remaining balances of deferred acquisition cost are fully amortized in the period in which the contract is surrendered or lapsed.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.16 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.17 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.18.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.18.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.18.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits

3.19.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.19.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group provides its executives and employees with stock grants, mileage stock, and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.19.3 Share-based payment (cont’d)

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.20 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.22 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.22 Lease (cont’d)

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.23 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

3.24 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS No.1104 and a financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS No.1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS No.1039 and

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS No.1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS No.1109 and

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS No.1039.

The Group is permitted to apply the overlay approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of an activity that is unconnected with insurance contract, having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and cannot subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	29,500,768	~~W~~	28,362,387
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		69,469		200,742
Securities measured at fair value through profit or loss		61,787,727		63,002,692
Loans measured at fair value through profit or loss		493,562		269,296
Financial instruments indexed to the price of gold		90,006		113,622
Derivatives		9,446,134		3,721,370
Loans measured at amortized cost *		436,530,502		417,900,273
Financial investments:
Securities measured at fair value through other comprehensive income		55,610,319		56,259,511
Securities measured at amortized cost *		58,288,734		44,471,628
Loans measured at fair value through other comprehensive income		363,144		313,604
Other financial assets *		11,209,350		10,755,350

		663,389,715		625,370,475

Off-balance sheet items
Acceptances and guarantees contracts		12,425,753		10,199,689
Financial guarantee contracts		8,297,042		6,892,464
Commitments		188,168,340		170,218,143

		208,891,135		187,310,296

	~~W~~	872,280,850	~~W~~	812,680,771

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	134,487,020	~~W~~	5,877,660	~~W~~	3,372	~~W~~	—	~~W~~	140,368,052
Grade 2		65,627,866		8,585,346		4,480		—		74,217,692
Grade 3		4,054,715		3,221,267		14,693		—		7,290,675
Grade 4		570,670		922,748		34,298		—		1,527,716
Grade 5		11,910		419,058		1,959,706		—		2,390,674

		204,752,181		19,026,079		2,016,549		—		225,794,809

Retail
Grade 1		168,460,089		4,240,281		11,286		—		172,711,656
Grade 2		7,697,699		3,846,756		32,877		—		11,577,332
Grade 3		4,319,404		1,477,076		25,599		—		5,822,079
Grade 4		293,828		313,999		32,330		—		640,157
Grade 5		25,672		670,642		837,187		—		1,533,501

		180,796,692		10,548,754		939,279		—		192,284,725

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		402,631,353		34,506,845		3,550,929		—		440,689,127

Loans measured at fair value through other comprehensive income
Corporate
Grade1		303,317		—		—		—		303,317
Grade2		59,827		—		—		—		59,827
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		363,144		—		—		—		363,144

		363,144		—		—		—		363,144

	~~W~~	402,994,497	~~W~~	34,506,845	~~W~~	3,550,929	~~W~~	—	~~W~~	441,052,271

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	111,284,284	~~W~~	5,345,956	~~W~~	3,705	~~W~~	—	~~W~~	116,633,945
Grade 2		68,050,042		7,847,126		4,338		—		75,901,506
Grade 3		5,323,745		2,850,266		2,949		—		8,176,960
Grade 4		586,857		1,037,461		7,570		—		1,631,888
Grade 5		12,877		352,046		2,143,708		—		2,508,631

		185,257,805		17,432,855		2,162,270		—		204,852,930

Retail
Grade 1		170,810,128		4,593,302		11,609		—		175,415,039
Grade 2		9,093,868		4,209,451		35,097		—		13,338,416
Grade 3		3,410,624		1,414,439		23,467		—		4,848,530
Grade 4		235,150		400,029		17,998		—		653,177
Grade 5		495,987		445,588		710,341		—		1,651,916

		184,045,757		11,062,809		798,512		—		195,907,078

Credit card
Grade 1		10,640,412		1,113,400		—		—		11,753,812
Grade 2		3,919,053		1,027,546		—		—		4,946,599
Grade 3		1,360,908		1,412,951		—		—		2,773,859
Grade 4		82,565		608,250		—		—		690,815
Grade 5		1,267		130,712		527,256		—		659,235

		16,004,205		4,292,859		527,256		—		20,824,320

		385,307,767		32,788,523		3,488,038		—		421,584,328

Loans measured at fair value through other comprehensive income
Corporate
Grade1		233,868		—		—		—		233,868
Grade2		79,736		—		—		—		79,736
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		313,604		—		—		—		313,604

		313,604		—		—		—		313,604

	~~W~~	385,621,371	~~W~~	32,788,523	~~W~~	3,488,038	~~W~~	—	~~W~~	421,897,932

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of December 31, 2022 and 2021, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Guarantees	~~W~~	100,396,614	~~W~~	7,060,738	~~W~~	301,688	~~W~~	107,759,040
Deposits and savings		6,206,646		141,016		51,297		6,398,959
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		190,604,649		15,720,019		1,706,308		208,030,976

	~~W~~	311,856,432	~~W~~	23,924,064	~~W~~	2,239,396	~~W~~	338,019,892

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Guarantees	~~W~~	90,696,507	~~W~~	6,604,758	~~W~~	396,097	~~W~~	97,697,362
Deposits and savings		5,723,090		98,389		79,229		5,900,708
Property and equipment		13,205,822		597,251		319,697		14,122,770
Real estate		182,139,890		13,736,634		1,990,847		197,867,371

	~~W~~	291,765,309	~~W~~	21,037,032	~~W~~	2,785,870	~~W~~	315,588,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	56,448,267	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	56,448,267
Grade 2		1,845,339		—		—		—		1,845,339
Grade 3		1,288		—		—		—		1,288
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		58,294,894		—		—		—		58,294,894

Securities measured at fair value through other comprehensive income
Grade 1		51,281,790		—		—		—		51,281,790
Grade 2		4,180,121		53,861		—		—		4,233,982
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,941		4,640		—		—		18,581
Grade 5		—		—		—		—		—

		55,542,649		67,670		—		—		55,610,319

	~~W~~	113,837,543	~~W~~	67,670	~~W~~	—	~~W~~	—	~~W~~	113,905,213

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	43,427,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,427,028
Grade 2		1,039,757		—		—		—		1,039,757
Grade 3		1,371		7,641		—		—		9,012
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		44,468,156		7,641		—		—		44,475,797

Securities measured at fair value through other comprehensive income
Grade 1		51,490,960		—		—		—		51,490,960
Grade 2		4,682,582		—		—		—		4,682,582
Grade 3		42,861		3,973		—		—		46,834
Grade 4		39,135		—		—		—		39,135
Grade 5		—		—		—		—		—

		56,255,538		3,973		—		—		56,259,511

	~~W~~	100,723,694	~~W~~	11,614	~~W~~	—	~~W~~	—	~~W~~	100,735,308

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2022 and 2021, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	27,612,549	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,612,549
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,299		—		—		—		462,299

	~~W~~	29,503,511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,503,511

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,548,145	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,548,145
Grade 2		1,305,539		—		—		—		1,305,539
Grade 3		61,177		—		—		—		61,177
Grade 4		—		—		—		—		—
Grade 5		450,495		—		—		—		450,495

	~~W~~	28,365,356	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,365,356

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2022 and 2021, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Deposits, savings, securities, and others	~~W~~	2,966,923	~~W~~	834,175

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	186,948,909	~~W~~	198,853,096	~~W~~	22,562,372	~~W~~	408,364,377	92.49	~~W~~	(3,030,906)	~~W~~	405,333,471
Europe		—		4,671,790		—		4,671,790	1.06		(25,689)		4,646,101
China		140,060		6,901,682		363		7,042,105	1.59		(39,025)		7,003,080
Japan		—		1,150,151		46		1,150,197	0.26		(1,755)		1,148,442
United States		—		5,130,629		—		5,130,629	1.16		(18,229)		5,112,400
Cambodia		2,610,472		3,768,170		—		6,378,642	1.44		(73,723)		6,304,919
Indonesia		1,735,571		2,896,037		43,023		4,674,631	1.06		(795,309)		3,879,322
Others		849,713		3,279,960		3,789		4,133,462	0.94		(173,989)		3,959,473

	~~W~~	192,284,725	~~W~~	226,651,515	~~W~~	22,609,593	~~W~~	441,545,833	100.00	~~W~~	(4,158,625)	~~W~~	437,387,208

(In millions of Korean won)
	December 31, 2021 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	191,601,232	~~W~~	183,222,201	~~W~~	20,766,535	~~W~~	395,589,968	93.70	~~W~~	(2,653,256)	~~W~~	392,936,712
Europe		—		2,673,817		—		2,673,817	0.63		(29,015)		2,644,802
China		34,982		6,743,756		327		6,779,065	1.61		(34,316)		6,744,749
Japan		86		1,039,453		8		1,039,547	0.25		(2,227)		1,037,320
United States		—		3,555,723		—		3,555,723	0.84		(28,113)		3,527,610
Cambodia		1,985,808		3,115,992		—		5,101,800	1.21		(70,660)		5,031,140
Indonesia		1,666,850		3,710,586		55,520		5,432,956	1.29		(841,145)		4,591,811
Others		618,120		1,374,302		1,930		1,994,352	0.47		(25,323)		1,969,029

	~~W~~	195,907,078	~~W~~	205,435,830	~~W~~	20,824,320	~~W~~	422,167,228	100.00	~~W~~	(3,684,055)	~~W~~	418,483,173

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	23,603,384	10.41	~~W~~	(52,108)	~~W~~	23,551,276
Manufacturing		53,301,044	23.52		(575,227)		52,725,817
Service		98,306,161	43.37		(479,440)		97,826,721
Wholesale and retail		29,665,900	13.09		(352,211)		29,313,689
Construction		6,909,315	3.06		(228,782)		6,680,533
Public sector		1,903,185	0.84		(84,423)		1,818,762
Others		12,962,526	5.71		(213,204)		12,749,322

	~~W~~	226,651,515	100.00	~~W~~	(1,985,395)	~~W~~	224,666,120

(In millions of Korean won)
	December 31, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	22,059,895	10.74	~~W~~	(32,856)	~~W~~	22,027,039
Manufacturing		49,149,918	23.92		(510,762)		48,639,156
Service		86,926,095	42.31		(450,272)		86,475,823
Wholesale and retail		26,862,247	13.08		(257,541)		26,604,706
Construction		5,683,471	2.77		(228,803)		5,454,668
Public sector		2,070,960	1.01		(95,053)		1,975,907
Others		12,683,244	6.17		(311,629)		12,371,615

	~~W~~	205,435,830	100.00	~~W~~	(1,886,916)	~~W~~	203,548,914

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	94,625,388	44.03	~~W~~	(162,446)	~~W~~	94,462,942
General loan		97,659,337	45.45		(1,172,942)		96,486,395
Credit card		22,609,593	10.52		(837,842)		21,771,751

	~~W~~	214,894,318	100.00	~~W~~	(2,173,230)	~~W~~	212,721,088

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(In millions of Korean won)
	December 31, 2021
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,695,479	43.23	~~W~~	(71,424)	~~W~~	93,624,055
General loan		102,211,599	47.16		(933,571)		101,278,028
Credit card		20,824,320	9.61		(792,144)		20,032,176

	~~W~~	216,731,398	100.00	~~W~~	(1,797,139)	~~W~~	214,934,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,503,511	100.00	~~W~~	(2,743)	~~W~~	29,500,768

		29,503,511	100.00		(2,743)		29,500,768

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		15,523,407	25.12		—		15,523,407
Finance and insurance		35,904,941	58.11		—		35,904,941
Others		10,359,379	16.77		—		10,359,379

		61,787,727	100.00		—		61,787,727

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,987,835	95.15		—		8,987,835
Others		400,239	4.24		—		400,239

		9,446,134	100.00		—		9,446,134

Securities measured at fair value through other comprehensive income
Government and government funded institutions		25,001,019	44.96		—		25,001,019
Finance and insurance		21,034,862	37.83		—		21,034,862
Others		9,574,438	17.21		—		9,574,438

		55,610,319	100.00		—		55,610,319

Securities measured at amortized cost
Government and government funded institutions		37,167,849	63.76		(31)		37,167,818
Finance and insurance		18,624,970	31.95		(5,306)		18,619,664
Others		2,502,075	4.29		(823)		2,501,252

		58,294,894	100.00		(6,160)		58,288,734

	~~W~~	214,712,054		~~W~~	(8,903)	~~W~~	214,703,151

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	28,365,356	100.00	~~W~~	(2,969)	~~W~~	28,362,387

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Government and government funded institutions		16,101,187	25.56		—		16,101,187
Finance and insurance		35,025,800	55.59		—		35,025,800
Others		11,875,705	18.85		—		11,875,705

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Government and government funded institutions		6,985	0.19		—		6,985
Finance and insurance		3,554,783	95.52		—		3,554,783
Others		159,602	4.29		—		159,602

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,609,458	43.74		—		24,609,458
Finance and insurance		22,669,379	40.29		—		22,669,379
Others		8,980,674	15.97		—		8,980,674

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Government and government funded institutions		31,996,180	71.94		(34)		31,996,146
Finance and insurance		10,450,497	23.50		(3,337)		10,447,160
Others		2,029,120	4.56		(798)		2,028,322

		44,475,797	100.00		(4,169)		44,471,628

	~~W~~	196,025,468		~~W~~	(7,138)	~~W~~	196,018,330

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	21,765,088	73.77	~~W~~	(484)	~~W~~	21,764,604
United States		2,248,004	7.62		(28)		2,247,976
Others		5,490,419	18.61		(2,231)		5,488,188

		29,503,511	100.00		(2,743)		29,500,768

Due from financial institutions measured at fair value through profit or loss
Korea		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Korea		56,691,217	91.75		—		56,691,217
United States		2,934,339	4.75		—		2,934,339
Others		2,162,171	3.50		—		2,162,171

		61,787,727	100.00		—		61,787,727

Derivative financial assets
Korea		4,830,565	51.14		—		4,830,565
United States		1,351,969	14.31		—		1,351,969
France		1,281,270	13.56		—		1,281,270
Singapore		212,710	2.25		—		212,710
Japan		435,592	4.61		—		435,592
Others		1,334,028	14.13		—		1,334,028

		9,446,134	100.00		—		9,446,134

Securities measured at fair value through other comprehensive income
Korea		51,039,864	91.78		—		51,039,864
United States		1,459,063	2.63		—		1,459,063
Others		3,111,392	5.59		—		3,111,392

		55,610,319	100.00		—		55,610,319

Securities measured at amortized cost
Korea		51,832,992	88.92		(4,046)		51,828,946
United States		3,919,413	6.72		(1,263)		3,918,150
Others		2,542,489	4.36		(851)		2,541,638

		58,294,894	100.00		(6,160)		58,288,734

	~~W~~	214,712,054		~~W~~	(8,903)	~~W~~	214,703,151

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	21,051,229	74.21	~~W~~	(574)	~~W~~	21,050,655
United States		2,875,884	10.14		(136)		2,875,748
Others		4,438,243	15.65		(2,259)		4,435,984

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Korea		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Korea		56,920,225	90.35		—		56,920,225
United States		3,334,888	5.29		—		3,334,888
Others		2,747,579	4.36		—		2,747,579

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Korea		1,639,657	44.06		—		1,639,657
United States		753,896	20.26		—		753,896
France		370,787	9.96		—		370,787
Singapore		117,964	3.17		—		117,964
Japan		96,438	2.59		—		96,438
Others		742,628	19.96		—		742,628

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Korea		51,484,332	91.51		—		51,484,332
United States		1,417,898	2.52		—		1,417,898
Others		3,357,281	5.97		—		3,357,281

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Korea		41,912,154	94.24		(3,183)		41,908,971
United States		1,188,427	2.67		(466)		1,187,961
Others		1,375,216	3.09		(520)		1,374,696

		44,475,797	100.00		(4,169)		44,471,628

	~~W~~	196,025,468		~~W~~	(7,138)	~~W~~	196,018,330

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss [1]		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading [1]		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging [2]		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits [3]		170,489,726		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		396,520,477
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	~~W~~	199,992,863	~~W~~	75,722,810	~~W~~	61,698,415	~~W~~	172,540,066	~~W~~	65,540,274	~~W~~	9,208,243	~~W~~	584,702,671

Off-balance sheet items
Commitments [4]	~~W~~	188,168,340	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	188,168,340
Acceptances and guarantees contracts		12,425,753		—		—		—		—		—		12,425,753
Financial guarantee contracts [5]		8,297,042		—		—		—		—		—		8,297,042

	~~W~~	208,891,135	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	208,891,135

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss [1]		9,149,396		—		—		—		—		—		9,149,396
Derivatives held for trading [1]		3,509,789		—		—		—		—		—		3,509,789
Derivatives held for hedging [2]		—		11,355		9,993		31,135		31,640		1,423		85,546
Deposits [3]		204,616,202		16,556,213		31,123,968		111,140,222		10,157,238		1,329,120		374,922,963
Borrowings		8,504,084		17,807,785		5,825,350		13,861,238		10,380,171		1,003,369		57,381,997
Debentures		14,528		3,438,621		5,318,699		20,496,869		34,863,044		6,509,966		70,641,727
Lease liabilities		139		23,387		42,406		157,536		334,359		50,555		608,382
Other financial liabilities		217,874		22,953,515		203,897		354,876		934,389		372,745		25,037,296

	~~W~~	228,951,596	~~W~~	60,790,876	~~W~~	42,524,313	~~W~~	146,041,876	~~W~~	56,700,841	~~W~~	9,267,178	~~W~~	544,276,680

Off-balance sheet items
Commitments [4]	~~W~~	170,218,143	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	170,218,143
Acceptances and guarantees contracts		10,199,689		—		—		—		—		—		10,199,689
Financial guarantee contracts [5]		6,892,464		—		—		—		—		—		6,892,464

	~~W~~	187,310,296	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	187,310,296

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	1,534	~~W~~	10,994	~~W~~	25,749	~~W~~	119,179	~~W~~	3,526	~~W~~	160,982
Cash flow to be received of gross-settled derivatives		10,932		30,311		1,003,755		2,894,502		—		3,939,500
Cash flow to be paid of gross-settled derivatives		(10,357)		(54,794)		(1,007,950)		(2,255,613)		—		(3,328,714)

(In millions of Korean won)	December 31, 2021
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	(102)	~~W~~	(2,647)	~~W~~	(252)	~~W~~	24,812	~~W~~	(11)	~~W~~	21,800
Cash flow to be received of gross-settled derivatives		126,429		325,664		619,100		2,084,618		—		3,155,811
Cash flow to be paid of gross-settled derivatives		(130,919)		(329,546)		(630,023)		(1,428,759)		—		(2,519,247)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.2 Risk management (cont’d)

Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2022, are as follows:

(In millions of Korean won)	December 31, 2022
	Exposure amount *
	USD LIBOR
Measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	—
Financial liabilities designated at fair value through profit or loss		—
Financial investments		22,800
Measured at amortized cost:
Loans		1,954,327
Borrowings and debentures		531,334
Others:
Derivative financial instruments		290,423

*

Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative financial instruments are the carrying amount and others are the nominal amount.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

Subsidiaries of the Group measure market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risk arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.3 VaR

(a) VaR

Kookmin Bank, a major subsidiary, uses the risk-based valuation method (VaR) to measure the market risk of the trading position. Kookmin Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When a subsidiary with a trading position measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions. In addition, non-bank subsidiaries use the same standard method as the regulatory capital calculation method in order to enhance the effectiveness of market risk VaR management (improving the link with regulatory capital).

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.3 VaR (cont’d)

(c) Stress Testing

The Group carries out stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of derivatives that have a significant impact on portfolio value in a crisis. The Group carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least twice a year.

Ten-day VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions of Kookmin Bank for the years ended December 31, 2022 and 2021, are as follows:

Kookmin Bank

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Interest rate risk	~~W~~	34,923	~~W~~	16,541	~~W~~	64,356	~~W~~	47,093
Stock price risk		8,606		5,142		11,061		9,407
Currency risk		24,054		14,428		41,815		41,189
Diversification effect								(5,140)

Total VaR	~~W~~	49,701	~~W~~	22,144	~~W~~	99,436	~~W~~	92,549

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	20,051	~~W~~	6,372	~~W~~	55,670	~~W~~	16,534
Stock price risk		9,067		4,537		24,824		5,513
Currency risk		27,886		17,820		49,264		21,522
Diversification effect								(13,039)

Total VaR	~~W~~	40,915	~~W~~	15,986	~~W~~	115,347	~~W~~	30,530

Meanwhile, the positions which are not measured by VaR as of December 31, 2022 and 2021 and required equity capital of non-bank subsidiaries using the standard method for the years ended December 31, 2022 and 2021, are as follows:

Kookmin Bank

(In millions of Korean won)	December 31, 2022		December 31, 2021
Interest rate risk	~~W~~	18,545	~~W~~	25,432
Stock price risk		4,686		6
Currency risk		70,757		46,173

	~~W~~	93,988	~~W~~	71,611

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.3 VaR (cont’d)

KB Securities Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Interest rate risk	~~W~~	828,772	~~W~~	755,379	~~W~~	873,861	~~W~~	755,379
Stock price risk		212,679		150,149		297,812		171,592
Currency risk		24,002		14,938		34,109		34,109
Commodity risk		116		41		229		41

	~~W~~	1,065,569	~~W~~	920,507	~~W~~	1,206,011	~~W~~	961,121

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	724,482	~~W~~	657,094	~~W~~	821,864	~~W~~	821,864
Stock price risk		249,320		207,425		299,221		278,356
Currency risk		14,275		6,808		22,543		22,543
Commodity risk		88		3		210		19

	~~W~~	988,165	~~W~~	871,330	~~W~~	1,143,838	~~W~~	1,122,782

KB Insurance Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Interest rate risk	~~W~~	4,728	~~W~~	3,159	~~W~~	6,450	~~W~~	3,159
Currency risk		28,413		14,768		39,701		14,768

	~~W~~	33,141	~~W~~	17,927	~~W~~	46,151	~~W~~	17,927

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	5,445	~~W~~	3,854	~~W~~	6,553	~~W~~	5,906
Currency risk		34,560		28,035		40,853		40,853

	~~W~~	40,005	~~W~~	31,889	~~W~~	47,406	~~W~~	46,759

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Currency risk	~~W~~	18,430	~~W~~	16,483	~~W~~	21,890	~~W~~	21,341

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	13,029	~~W~~	7,744	~~W~~	16,094	~~W~~	15,637

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.3 VaR (cont’d)

KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.)

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Currency risk	~~W~~	4,253	~~W~~	853	~~W~~	8,931	~~W~~	8,931

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	4,676	~~W~~	1,337	~~W~~	7,211	~~W~~	6,963

KB Asset Management Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Currency risk	~~W~~	2,426	~~W~~	1,607	~~W~~	2,823	~~W~~	2,455

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	2,151	~~W~~	1,053	~~W~~	3,085	~~W~~	2,405

KB Capital Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Currency risk	~~W~~	1,905	~~W~~	1,298	~~W~~	2,128	~~W~~	2,045

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	1,121	~~W~~	867	~~W~~	1,280	~~W~~	1,280

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Interest rate risk	~~W~~	545	~~W~~	—	~~W~~	1,476	~~W~~	—
Currency risk		4,355		993		6,799		993

	~~W~~	4,900	~~W~~	993	~~W~~	8,275	~~W~~	993

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	2,095	~~W~~	1,072	~~W~~	2,932	~~W~~	1,072
Currency risk		4,216		1,725		6,651		6,378

	~~W~~	6,311	~~W~~	2,797	~~W~~	9,583	~~W~~	7,450

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.3 VaR (cont’d)

KB Investment Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Stock price risk	~~W~~	9,406	~~W~~	8,002	~~W~~	10,685	~~W~~	8,438
Currency risk		21,993		18,883		24,384		21,727

	~~W~~	31,399	~~W~~	26,885	~~W~~	35,069	~~W~~	30,165

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Stock price risk	~~W~~	5,114	~~W~~	3,518	~~W~~	10,518	~~W~~	10,518
Currency risk		13,706		11,269		18,452		18,301

	~~W~~	18,820	~~W~~	14,787	~~W~~	28,970	~~W~~	28,819

KB Data System Co., Ltd.

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Stock price risk	~~W~~	198	~~W~~	155	~~W~~	228	~~W~~	155

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Stock price risk	~~W~~	177	~~W~~	—	~~W~~	231	~~W~~	231

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading accounts using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk occurs mainly in trading stocks denominated in Korean won. The portfolio of trading stocks denominated in Korean won consists of stocks listed on the exchange and derivatives linked to stocks and is managed by strict distributed investment limits.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Qualitative disclosure

(a) Definition of interest rate risk for risk management and measurement purposes

Interest rate risk is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

(b) Overall interest rate risk management and mitigation strategy

The interest rate risk management department establishes and sets interest rate risk management policies and limit once a year by a resolution of the Risk Management Council considering the mid to long-term management strategy and macroeconomic status. The interest rate risk management department analyzes interest rate risk crisis situations assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council and observes changes in interest rate risk and compliance with risk limits to devise timely countermeasures and reports the management status regularly and frequently to the Risk Management Council. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

(c) Specific methodologies used to calculate interest rate risk measurement cycles and sensitivity

In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Group calculates monthly interest rate gap and duration gap for assets and liabilities.

(d) Interest rate shock and stress scenarios used to estimate changes in the economic value and in earnings

The Group calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

(e) Key modeling assumptions used separately

The Group calculates interest rate risk for internal management purpose, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy direction.

(f) Interest rate risk hedging methodology and related accounting

Subsidiaries which are subject to interest rate risk measurement hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows and officially document and manage the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.4.1 Qualitative disclosure (cont’d)

(g) Key modeling and parametric assumptions used in calculating ΔEVE and ΔNII

Subsidiaries which are subject to interest rate risk measurement calculate interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items. The main assumptions of the IRRBB standard method for calculating ΔEVE, ΔNII are as follows:

(Classification of time buckets of cash flows (19 buckets in total))

Time bucket intervals (D:Day M:Months Y:Years tcf:Repricing date)
Short-term rates	1D (0.0028Y)	1D< tcf ≤1M (0.0417Y)	1M< tcf ≤3M (0.1667Y)	3M< tcf ≤6M (0.375Y)	6M< tcf ≤9M (0.625Y)	9M< tcf ≤1Y (0.875Y)	1Y< tcf ≤1.5Y (1.25Y)	1.5Y< tcf ≤2Y (1.75Y)
Medium-term rates	2Y< tcf ≤3Y (2.5Y)	3Y< tcf ≤4Y (3.5Y)	4Y< tcf ≤5Y (4.5Y)	5Y< tcf ≤6Y (5.5Y)	6Y< tcf ≤7Y (6.5Y)
Long-term rates	7Y< tcf ≤8Y (7.5Y)	8Y< tcf ≤9Y (8.5Y)	9Y< tcf ≤10Y (9.5Y)	10Y< tcf ≤15Y (12.5Y)	15Y< tcf ≤20Y (17.5Y)	tcf >20Y (25Y)

*	The number in brackets is the time bucket’s midpoint.

(Caps on core deposit and average maturity by category for non-maturity deposits)

	Cap on proportion of core deposits (%)	Cap on average maturity of core deposits (years)
Retail/transactional	90	5
Retail/non-transactional	70	4.5
Wholesale	50	4

4.4.4.2 Quantitative disclosure

The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years.

(a) Kookmin Bank

ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2021, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.4.2 Quantitative disclosure (cont’d)

(In millions of Korean won)	December 31, 2022			December 31, 2021
	changes in the economic value of equity capital ΔEVE		Changes in net interest income ΔNII	changes in the economic value of equity capital ΔEVE		Changes in net interest income ΔNII
Scenario 1 (Parallel shock up)	~~W~~	165,634	162,959	~~W~~	936,965	~~W~~	564,771
Scenario 2 (Parallel shock down)		290,330	—		—		—
Scenario 3 (Short rates down, long rates up)		266,737			273,951
Scenario 4 (Short rates up, long rates down)		268,261			311,497
Scenario 5 (Short rates shock up)		288,737			568,246
Scenario 6 (Short rates shock down)		132,998			345,987
Maximum out of six scenarios		290,330	162,959		936,965		564,771
Basic capital		31,176,032			30,491,173

(b) Non-bank subsidiaries

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022				December 31, 2021
	ΔEVE		ΔNII		ΔEVE		ΔNII
KB Securities Co., Ltd.	~~W~~	37,498	~~W~~	242,200	~~W~~	173,199	~~W~~	272,676
KB Insurance Co., Ltd.		182,310		44,405		939,720		37,119
KB Kookmin Card Co., Ltd.		96,282		244,602		93,232		225,581
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)		354,982		24,609		611,930		24,135
KB Capital Co., Ltd.		126,535		50,800		105,728		41,112
KB Life Insurance Co., Ltd.		73,277		35,645		143,393		33,942
KB Savings Bank Co., Ltd.		5,320		14,976		20,077		786

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	6,334,501	~~W~~	461,826	~~W~~	456,888	~~W~~	97,502	~~W~~	645,271	~~W~~	2,324,691	~~W~~	10,320,679
Financial assets at fair value through profit or loss		6,098,956		2,443		601,726		59,263		7,110		330,779		7,100,277
Derivatives held for trading		636,456		159		10,412		10		19,053		167,796		833,886
Derivatives held for hedging		251,522		—		—		—		—		22,522		274,044
Loans measured at amortized cost		32,995,825		683,705		2,813,855		755,912		1,944,500		6,596,283		45,790,080
Financial assets at fair value through other comprehensive income		5,326,003		—		9,091		5,677		556,052		972,787		6,869,610
Financial assets at amortized cost		5,841,305		—		322,755		37,816		60,013		1,316,707		7,578,596
Other financial assets		1,878,542		292,727		360,469		25,289		116,049		368,272		3,041,348

	~~W~~	59,363,110	~~W~~	1,440,860	~~W~~	4,575,196	~~W~~	981,469	~~W~~	3,348,048	~~W~~	12,099,837	~~W~~	81,808,520

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,413	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,413
Derivatives held for trading		893,781		9,016		81,119		17,072		6,868		264,833		1,272,689
Derivatives held for hedging		130,784		—		—		—		—		—		130,784
Deposits		25,706,364		1,339,119		1,429,567		344,824		2,307,068		5,238,485		36,365,427
Borrowings		19,700,039		458,856		446,968		588,324		266,727		2,442,313		23,903,227
Debentures		7,771,068		—		2,041,517		—		36,288		975,891		10,824,764
Other financial liabilities		3,615,838		266,569		190,103		14,521		126,752		435,606		4,649,389

	~~W~~	58,961,287	~~W~~	2,073,560	~~W~~	4,189,274	~~W~~	964,741	~~W~~	2,743,703	~~W~~	9,357,128	~~W~~	78,289,693

Off-balance sheet items	~~W~~	23,777,728	~~W~~	—	~~W~~	243,431	~~W~~	102,232	~~W~~	220,890	~~W~~	774,154	~~W~~	25,118,435

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.4.5 Financial assets and liabilities denominated in foreign currencies (cont’d)

(In millions of Korean won)	December 31, 2021
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	6,995,653	~~W~~	420,964	~~W~~	482,144	~~W~~	96,951	~~W~~	570,186	~~W~~	1,646,253	~~W~~	10,212,151
Financial assets at fair value through profit or loss		7,217,843		12,047		514,047		11,024		16,113		261,029		8,032,103
Derivatives held for trading		222,759		221		44,384		534		5,549		21,762		295,209
Derivatives held for hedging		104,091		—		—		—		—		4,541		108,632
Loans measured at amortized cost		26,605,737		597,413		1,777,967		234,612		1,774,589		6,518,650		37,508,968
Financial assets at fair value through other comprehensive income		6,604,010		5,152		121,573		6,272		536,747		405,391		7,679,145
Financial assets at amortized cost		2,267,233		—		300,856		—		48,435		710,950		3,327,474
Other financial assets		1,893,691		37,036		100,041		7,082		69,307		252,337		2,359,494

	~~W~~	51,911,017	~~W~~	1,072,833	~~W~~	3,341,012	~~W~~	356,475	~~W~~	3,020,926	~~W~~	9,820,913	~~W~~	69,523,176

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,496,712	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,496,712
Derivatives held for trading		376,230		6,099		61,941		19,833		18,223		117,217		599,543
Derivatives held for hedging		42,470		—		—		—		—		—		42,470
Deposits		21,324,104		900,044		1,873,026		106,456		1,943,015		5,402,000		31,548,645
Borrowings		15,597,440		456,029		386,023		496,084		—		2,176,532		19,112,108
Debentures		6,366,475		—		1,338,391		—		102,443		708,353		8,515,662
Other financial liabilities		1,834,429		23,158		140,779		16,543		93,933		211,516		2,320,358

	~~W~~	47,037,860	~~W~~	1,385,330	~~W~~	3,800,160	~~W~~	638,916	~~W~~	2,157,614	~~W~~	8,615,618	~~W~~	63,635,498

Off-balance sheet items	~~W~~	19,149,581	~~W~~	353	~~W~~	262,116	~~W~~	2,991	~~W~~	250,239	~~W~~	844,384	~~W~~	20,509,664

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2022.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.6 Capital Management (cont’d)

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate, and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Total Capital:	~~W~~	48,969,952	~~W~~	45,882,765
Tier 1 Capital		45,032,020		42,305,442
Common Equity Tier 1 Capital		40,103,660		39,144,259
Additional Tier 1 Capital		4,928,360		3,161,183
Tier 2 Capital		3,937,932		3,577,323
Risk-Weighted Assets:		302,967,993		290,913,570
Total Capital ratio (%):		16.16		15.77
Tier 1 Capital ratio (%)		14.86		14.54
Common Equity Tier 1 Capital ratio (%)		13.24		13.46

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of and for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	4,981,702	~~W~~	4,472,888	~~W~~	(188,422)	~~W~~	9,266,168	~~W~~	1,126,925	~~W~~	1,423,684	~~W~~	1,781,135	~~W~~	501,983	~~W~~	912,750	~~W~~	—	~~W~~	15,012,645
Intersegment net operating revenues (expenses)		16,366		—		371,576		387,942		(38,909)		(29,335)		(150,464)		(29,827)		205,463		(344,870)		—

		4,998,068		4,472,888		183,154		9,654,110		1,088,016		1,394,349		1,630,671		472,156		1,118,213		(344,870)		15,012,645

Net interest income		4,720,718		3,936,872		633,431		9,291,021		538,275		693,193		1,474,209		555,188		559,468		1,580		13,112,934
Interest income		7,831,383		5,763,852		1,763,466		15,358,701		1,156,586		717,558		1,983,828		566,271		1,064,529		(58,955)		20,788,518
Interest expense		(3,110,665)		(1,826,980)		(1,130,035)		(6,067,680)		(618,311)		(24,365)		(509,619)		(11,083)		(505,061)		60,535		(7,675,584)
Net fee and commission income (expenses)		385,884		261,350		449,374		1,096,608		784,748		(190,354)		519,501		(39,059)		1,145,309		4,879		3,321,632
Fee and commission income		546,634		415,858		567,666		1,530,158		979,215		17,889		1,617,446		508		1,301,765		(325,461)		5,121,520
Fee and commission expense		(160,750)		(154,508)		(118,292)		(433,550)		(194,467)		(208,243)		(1,097,945)		(39,567)		(156,456)		330,340		(1,799,888)
Net insurance income		—		—		—		—		—		655,452		10,593		39,160		—		(8,692)		696,513
Insurance income		—		—		—		—		—		13,424,848		19,702		3,736,166		—		(43,874)		17,136,842
Insurance expense		—		—		—		—		—		(12,769,396)		(9,109)		(3,697,006)		—		35,182		(16,440,329)
Net gains(losses) on financial instruments at fair value through profit or loss		73,680		—		136,901		210,581		(210,589)		339,698		1,724		66,865		21,844		(182,766)		247,357
Net other operating income (expenses)		(182,214)		274,666		(1,036,552)		(944,100)		(24,418)		(103,640)		(375,356)		(149,998)		(608,408)		(159,871)		(2,365,791)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,972,147)	~~W~~	(2,092,770)	~~W~~	(633,034)	~~W~~	(4,697,951)	~~W~~	(822,409)	~~W~~	(849,452)	~~W~~	(597,158)	~~W~~	(224,968)	~~W~~	(466,510)	~~W~~	120,646	~~W~~	(7,537,802)
Operating income (expenses) before provision for credit losses		3,025,921		2,380,118		(449,880)		4,956,159		265,607		544,897		1,033,513		247,188		651,703		(224,224)		7,474,843
Reversal (provision) of credit losses		(778,260)		(281,868)		(61,042)		(1,121,170)		(28,425)		(6,066)		(500,453)		1,264		(178,172)		(2,966)		(1,835,988)
Net operating income (expenses)		2,247,661		2,098,250		(510,922)		3,834,989		237,182		538,831		533,060		248,452		473,531		(227,190)		5,638,855
Share of profit (loss) of associates and joint ventures		—		—		12,666		12,666		3,039		1,104		1,583		—		(7,966)		(39,184)		(28,758)
Net other non-operating income (expenses)		(13,317)		—		(24,548)		(37,865)		12,994		190,263		(7,197)		(379)		(4,717)		32,430		185,529
Segment profit (loss) before income tax expense		2,234,344		2,098,250		(522,804)		3,809,790		253,215		730,198		527,446		248,073		460,848		(233,944)		5,795,626
Income tax benefit (expense)		(732,211)		(522,478)		173,206		(1,081,483)		(64,300)		(172,169)		(144,443)		(61,810)		(113,458)		15,276		(1,622,387)

Profit (loss) for the year	~~W~~	1,502,133	~~W~~	1,575,772	~~W~~	(349,598)	~~W~~	2,728,307	~~W~~	188,915	~~W~~	558,029	~~W~~	383,003	~~W~~	186,263	~~W~~	347,390	~~W~~	(218,668)	~~W~~	4,173,239

Profit (loss) attributable to shareholders of the Parent Company		1,505,240		1,575,772		(84,997)		2,996,015		187,784		557,680		378,592		186,263		343,859		(255,363)		4,394,830
Profit (loss) attributable to non-controlling interests		(3,107)		—		(264,601)		(267,708)		1,131		349		4,411		—		3,531		36,695		(221,591)
Total assets *		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		42,736,747		29,721,017		34,846,987		60,219,661		(37,947,321)		701,170,848
Total liabilities *		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		39,397,168		24,998,214		33,097,892		25,973,896		(3,932,422)		651,527,934

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	3,589,404	~~W~~	2,958,198	~~W~~	1,585,192	~~W~~	8,132,794	~~W~~	1,675,977	~~W~~	1,285,593	~~W~~	1,773,989	~~W~~	631,065	~~W~~	984,185	~~W~~	—	~~W~~	14,483,603
Intersegment net operating revenues (expenses)		34,771		—		271,887		306,658		11,002		(53,017)		(158,545)		(7,273)		98,215		(197,040)		—

		3,624,175		2,958,198		1,857,079		8,439,452		1,686,979		1,232,576		1,615,444		623,792		1,082,400		(197,040)		14,483,603

Net interest income		3,802,477		3,541,539		384,460		7,728,476		556,386		625,228		1,390,753		519,609		411,874		(2,754)		11,229,572
Interest income		5,317,800		4,437,930		918,631		10,674,361		824,775		634,816		1,768,215		523,882		816,515		(31,686)		15,210,878
Interest expense		(1,515,323)		(896,391)		(534,171)		(2,945,885)		(268,389)		(9,588)		(377,462)		(4,273)		(404,641)		28,932		(3,981,306)
Net fee and commission income (expenses)		390,619		392,060		405,202		1,187,881		1,014,801		(173,348)		546,022		(26,895)		1,068,648		8,474		3,625,583
Fee and commission income		534,749		535,530		516,665		1,586,944		1,201,670		10,418		1,644,806		433		1,187,661		(308,326)		5,323,606
Fee and commission expense		(144,130)		(143,470)		(111,463)		(399,063)		(186,869)		(183,766)		(1,098,784)		(27,328)		(119,013)		316,800		(1,698,023)
Net insurance income		—		—		—		—		—		493,271		11,589		56,871		—		(5,020)		556,711
Insurance income		—		—		—		—		—		12,722,178		21,711		3,406,145		—		(42,176)		16,107,858
Insurance expense		—		—		—		—		—		(12,228,907)		(10,122)		(3,349,274)		—		37,156		(15,551,147)
Net gains on financial instruments at fair value through profit or loss		29,407		—		313,427		342,834		123,183		369,864		3,431		137,343		184,467		(165,818)		995,304
Net other operating income (expenses)		(598,328)		(975,401)		753,990		(819,739)		(7,391)		(82,439)		(336,351)		(63,136)		(582,589)		(31,922)		(1,923,567)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,831,948)	~~W~~	(2,036,855)	~~W~~	(533,928)	~~W~~	(4,402,731)	~~W~~	(855,142)	~~W~~	(833,597)	~~W~~	(577,734)	~~W~~	(203,198)	~~W~~	(438,170)	~~W~~	109,719	~~W~~	(7,200,853)
Operating income before provision for credit losses		1,792,227		921,343		1,323,151		4,036,721		831,837		398,979		1,037,710		420,594		644,230		(87,321)		7,282,750
Reversal (provision) of credit losses		(392,956)		(125,876)		(3,896)		(522,728)		(18,438)		(5,476)		(465,342)		1,677		(175,568)		742		(1,185,133)
Net operating income		1,399,271		795,467		1,319,255		3,513,993		813,399		393,503		572,368		422,271		468,662		(86,579)		6,097,617
Share of profit (loss) of associates and joint ventures		—		—		57,156		57,156		14,484		(143)		785		—		9,411		11,833		93,526
Net other non-operating income (expenses)		(9,237)		—		(70,368)		(79,605)		(18,307)		17,446		(7,378)		(158)		2,408		(23,943)		(109,537)
Segment profit before income tax expense		1,390,034		795,467		1,306,043		3,491,544		809,576		410,806		565,775		422,113		480,481		(98,689)		6,081,606
Income tax expense		(368,577)		(218,753)		(366,185)		(953,515)		(215,424)		(108,715)		(144,611)		(132,510)		(148,044)		5,594		(1,697,225)

Profit for the year	~~W~~	1,021,457	~~W~~	576,714	~~W~~	939,858	~~W~~	2,538,029	~~W~~	594,152	~~W~~	302,091	~~W~~	421,164	~~W~~	289,603	~~W~~	332,437	~~W~~	(93,095)	~~W~~	4,384,381

Profit attributable to shareholders of the Parent Company		1,022,699		576,714		991,351		2,590,764		594,301		301,836		418,898		289,603		330,563		(116,422)		4,409,543
Profit (loss) attributable to non-controlling interests		(1,242)		—		(51,493)		(52,735)		(149)		255		2,266		—		1,874		23,327		(25,162)
Total assets *		189,310,448		169,513,344		124,741,106		483,564,898		55,493,984		41,472,227		27,349,561		36,921,678		52,929,567		(33,836,081)		663,895,834
Total liabilities *		197,834,530		180,815,013		72,026,442		450,675,985		50,008,422		37,328,955		22,793,919		34,166,882		23,191,051		(2,563,300)		615,601,914

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Banking service	~~W~~	9,266,168	~~W~~	8,132,794
Securities service		1,126,925		1,675,977
Non-life insurance service		1,423,684		1,285,593
Credit card service		1,781,135		1,773,989
Life insurance service		501,983		631,065
Others		912,750		984,185

	~~W~~	15,012,645	~~W~~	14,483,603

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2022 and 2021, and major non-current assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2022		2021		December 31, 2022		December 31, 2021
Domestic	~~W~~	13,778,598	~~W~~	13,525,769	~~W~~	9,699,637	~~W~~	9,853,970
United States		112,743		112,388		53,214		45,530
New Zealand		12,378		12,857		1,382		1,932
China		172,547		127,939		19,715		21,416
Cambodia		546,258		410,482		46,060		35,668
United Kingdom		31,685		29,764		5,808		86,361
Indonesia		234,878		166,683		422,024		437,088
Others		123,558		97,721		536,794		20,446
Consolidation adjustments		—		—		555,572		518,788

	~~W~~	15,012,645	~~W~~	14,483,603	~~W~~	11,340,206	~~W~~	11,021,199

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	32,063,421	~~W~~	31,992,401
Financial assets at fair value through profit or loss:		64,935,344		64,935,344
Due from financial institutions		69,469		69,469
Debt securities		61,787,727		61,787,727
Equity securities		2,494,580		2,494,580
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		461,963		461,963
Loans measured at amortized cost		436,530,502		433,885,302
Securities measured at amortized cost		58,288,734		54,291,992
Financial assets at fair value through other comprehensive income:		58,299,841		58,299,841
Debt securities		55,610,319		55,610,319
Equity securities		2,326,378		2,326,378
Loans		363,144		363,144
Other financial assets		11,209,350		11,209,350

	~~W~~	670,773,326	~~W~~	664,060,364

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		297,172		297,172
Deposits		388,888,452		388,417,827
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		66,432,790
Other financial liabilities		26,705,247		26,705,247

	~~W~~	577,787,581	~~W~~	574,521,307

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,009,374	~~W~~	31,081,231
Financial assets at fair value through profit or loss:		66,005,815		66,005,815
Due from financial institutions		200,742		200,742
Debt securities		63,002,692		63,002,692
Equity securities		2,419,463		2,419,463
Loans		269,296		269,296
Others		113,622		113,622
Derivatives held for trading		3,532,542		3,532,542
Derivatives held for hedging		188,828		188,828
Loans measured at amortized cost		417,900,273		417,775,260
Securities measured at amortized cost		44,471,628		44,392,419
Financial assets at fair value through other comprehensive income:		60,376,243		60,376,243
Debt securities		56,259,511		56,259,511
Equity securities		3,803,128		3,803,128
Loans		313,604		313,604
Other financial assets		10,755,350		10,755,350

	~~W~~	634,240,053	~~W~~	634,107,688

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		9,149,396		9,149,396
Derivatives held for trading		3,509,789		3,509,789
Derivatives held for hedging		172,469		172,469
Deposits		372,023,918		371,936,631
Borrowings		56,912,374		56,805,938
Debentures		67,430,188		67,288,409
Other financial liabilities		29,494,402		29,494,402

	~~W~~	541,632,120	~~W~~	541,296,618

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy
	Level 1		Level 2		Level 3 *		Total
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	15,494,273	~~W~~	33,958,689	~~W~~	15,482,382	~~W~~	64,935,344
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		14,550,359		33,175,465		14,061,903		61,787,727
Equity securities		853,908		414,291		1,226,381		2,494,580
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		461,963		—		461,963
Financial assets at fair value through other comprehensive income:		19,540,964		37,281,814		1,477,063		58,299,841
Debt securities		18,928,038		36,682,281		—		55,610,319
Equity securities		612,926		236,389		1,477,063		2,326,378
Loans		—		363,144		—		363,144

	~~W~~	35,217,256	~~W~~	80,381,362	~~W~~	17,082,701	~~W~~	132,681,319

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		297,172		—		297,172

	~~W~~	2,670,939	~~W~~	10,093,000	~~W~~	9,014,374	~~W~~	21,778,313

*

Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ~~W~~ 404,334 million of financial assets at fair value through profit or loss (debt instruments), ~~W~~ 8,241,509 million of financial liabilities designated at fair value through profit or loss, ~~W~~ 120,775 million of derivative financial assets, and ~~W~~ 777,542 million of derivative financial liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3 *
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	13,108,985	~~W~~	40,205,783	~~W~~	12,691,047	~~W~~	66,005,815
Due from financial institutions		—		128,726		72,016		200,742
Debt securities		12,146,181		39,300,923		11,555,588		63,002,692
Equity securities		849,182		600,768		969,513		2,419,463
Loans		—		175,366		93,930		269,296
Others		113,622		—		—		113,622
Derivatives held for trading		81,408		3,241,129		210,005		3,532,542
Derivatives held for hedging		—		188,828		—		188,828
Financial assets at fair value through other comprehensive income:		20,027,158		38,900,548		1,448,537		60,376,243
Debt securities		17,706,456		38,553,055		—		56,259,511
Equity securities		2,320,702		47,859		1,434,567		3,803,128
Loans		—		299,634		13,970		313,604

	~~W~~	33,217,551	~~W~~	82,536,288	~~W~~	14,349,589	~~W~~	130,103,428

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		36,938		1,294,944		7,817,514		9,149,396
Derivatives held for trading		211,132		3,124,057		174,600		3,509,789
Derivatives held for hedging		—		172,469		—		172,469

	~~W~~	3,187,654	~~W~~	4,591,470	~~W~~	7,992,114	~~W~~	15,771,238

*

Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ~~W~~ 128,083 million of financial assets at fair value through profit or loss (debt instruments), ~~W~~ 7,829,041 million of financial liabilities designated at fair value through profit or loss, ~~W~~ 209,809 million of derivative financial assets, and ~~W~~ 168,464 million of derivative financial liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,958,689
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		33,175,465	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		461,963	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		37,281,814
Debt securities		36,682,281	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		236,389	DCF Model	Discount rate
Loans		363,144	DCF Model	Discount rate

	~~W~~	80,381,362

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		297,172	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	10,093,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	40,205,783
Due from financial institutions		128,726	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		39,300,923	DCF Model, Hull-white Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		600,768	DCF Model	Interest rate, Discount rate, and others
Loans		175,366	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		3,241,129	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		188,828	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		38,900,548
Debt securities		38,553,055	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		47,859	DCF Model	Discount rate
Loans		299,634	DCF Model	Discount rate

	~~W~~	82,536,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,294,944	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,124,057	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		172,469	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	~~W~~	4,591,470

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,517,470	~~W~~	26,734,157	~~W~~	2,740,774	~~W~~	31,992,401
Loans measured at amortized cost		—		190,458		433,694,844		433,885,302
Securities measured at amortized cost [2]		20,626,701		33,646,001		19,290		54,291,992
Other financial assets [2]		—		—		11,209,350		11,209,350

	~~W~~	23,144,171	~~W~~	60,570,616	~~W~~	447,664,258	~~W~~	531,379,045

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	168,864,349	~~W~~	219,553,478	~~W~~	388,417,827
Borrowings [3]		—		6,088,123		65,099,007		71,187,130
Debentures		—		58,668,855		7,763,935		66,432,790
Other financial liabilities [2]		—		—		26,705,247		26,705,247

	~~W~~	—	~~W~~	233,621,327	~~W~~	319,121,667	~~W~~	552,742,994

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,330,920	~~W~~	25,791,556	~~W~~	1,958,755	~~W~~	31,081,231
Loans measured at amortized cost		—		260,101		417,515,159		417,775,260
Securities measured at amortized cost [2]		18,263,895		26,125,391		3,133		44,392,419
Other financial assets [2]		—		—		10,755,350		10,755,350

	~~W~~	21,594,815	~~W~~	52,177,048	~~W~~	430,232,397	~~W~~	504,004,260

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	204,299,174	~~W~~	167,637,457	~~W~~	371,936,631
Borrowings [3]		—		3,137,427		53,668,511		56,805,938
Debentures		—		60,824,743		6,463,666		67,288,409
Other financial liabilities [2]		—		—		29,494,402		29,494,402

	~~W~~	—	~~W~~	268,261,344	~~W~~	257,264,036	~~W~~	525,525,380

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~ 18,266 million and ~~W~~ 2,143 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	190,458	DCF Model	Discount rate
Securities measured at amortized cost		33,646,001	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	33,836,459

Financial liabilities
Borrowings	~~W~~	6,069,857	DCF Model	Discount rate
Debentures		58,668,855	DCF Model	Discount rate

	~~W~~	64,738,712

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	260,101	DCF Model	Discount rate
Securities measured at amortized cost		26,125,391	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	26,385,492

Financial liabilities
Borrowings	~~W~~	3,135,284	DCF Model	Discount rate
Debentures		60,824,743	DCF Model	Discount rate

	~~W~~	63,960,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		433,694,844	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	436,435,618

Financial liabilities
Deposits	~~W~~	219,553,478	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,935	DCF Model	Other spread, Interest rate

	~~W~~	292,416,420

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,958,755	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		417,515,159	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	419,473,914

Financial liabilities
Deposits	~~W~~	167,637,457	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		53,668,511	DCF Model	Other spread, Interest rate
Debentures		6,463,666	DCF Model	Other spread, Interest rate

	~~W~~	227,769,634

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	12,525,101	~~W~~	93,930	~~W~~	1,434,567	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		(74)		129,390		20,306		—		—		561,996		(663,229)
Other comprehensive income (loss)		(6,917)		(304,847)		—		(3,004)		130		60,520		—
Purchases		—		4,409,579		45,485		46,041		—		—		23,526
Sales		(20,000)		(1,368,002)		(10,648)		(541)		(14,100)		—		(59,177)
Issues		—		—		—		—		—		(5,222,820)		(14,796)
Settlements		—		(61,055)		—		—		—		4,186,515		18,456
Transfers into Level 3 *		—		27,120		—		—		—		—		—
Transfers out of Level 3 *		—		(69,002)		—		—		—		—		—

Ending	~~W~~	45,025	~~W~~	15,288,284	~~W~~	149,073	~~W~~	1,477,063	~~W~~	—	~~W~~	(8,231,303)	~~W~~	(659,815)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,420
Total gains or losses:
Profit or loss		212		346,982		(431)		—		—		61,756		(66,116)
Other comprehensive income (loss)		1,720		223,545		—		(101,876)		87		(5,446)		—
Purchases		—		3,567,937		55,605		74,602		—		—		3,954
Sales		(19,999)		(2,360,801)		—		(5,618)		(14,100)		—		(170,055)
Issues		—		—		—		—		—		(8,233,128)		(32,516)
Settlements		—		—		—		—		—		9,560,735		—
Transfers into Level 3 *		—		4,307		—		—		—		—		(282)
Transfers out of Level 3 *		—		(356,792)		—		(952,449)		—		—		—

Ending	~~W~~	72,016	~~W~~	12,525,101	~~W~~	93,930	~~W~~	1,434,567	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022						2021
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(75,653)	~~W~~	124,042	~~W~~	—	~~W~~	256,167	~~W~~	86,236	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		88,483		73,711		—		126,516		85,256		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities

DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.54 ~ 15.75	The lower the discount rate, the higher the fair value
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
		14,061,903		Volatility of Stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities		1,226,381

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
				Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans		149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	~~W~~	79,297	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,477,063	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility of Stock price	23.36 ~ 25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32~121.17	The higher the volatility, the higher the fair value fluctuation

	~~W~~	17,082,701

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	8,231,303	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,014,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	72,016	MonteCarlo Simulation, Hull-white Model	Volatility of underlying asset	14.30 ~ 39.66	The higher the volatility of underlying asset, the higher the fair value fluctuation
				Correlation coefficient	-3.36	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		11,555,588

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	13.87 ~ 58.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.60 ~ 21.37	The lower the discount rate, the higher the fair value
				Stock price	18.87 ~ 19.48	The higher the stock price, the higher the fair value
				Correlation coefficient between underlying assets	-60.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		969,513

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.50 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 24.60	The lower the discount rate, the higher the fair value
				Stock price	23.36 ~ 25.49	The higher the stock price, the higher the fair value
Loans		93,930	DCF Model	Discount rate	8.21	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	184,165	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
				Stock price	-10.00 ~ 10.00	The higher the stock price, the higher the fair value
Currency, interest rate, and others		25,840	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	2.67 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,434,567	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull-white Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 18.02	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~ 31.65	The higher the volatility, the higher the fair value fluctuation
Loans		13,970	DCF Model	Discount rate	2.87 ~ 4.87	The lower the discount rate, the higher the fair value

	~~W~~	14,349,589

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,817,514	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		92,757	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,843	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	1.46 ~ 2.83	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	5.29 ~ 53.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,992,114

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss. If the overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized in other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	221	~~W~~	(247)
Debt securities [4]		17,392		(17,896)		1,642		(1,869)
Equity securities [3]		34,564		(25,586)		—		—
Loans [5]		2,276		(2,055)		—		—
Derivatives held for trading [2]		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		179,307		(82,595)
Loans [6]		—		—		—		—

	~~W~~	72,308	~~W~~	(64,571)	~~W~~	181,170	~~W~~	(84,711)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	94,001	~~W~~	(97,663)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		48,768		(46,427)		—		—

	~~W~~	142,769	~~W~~	(144,090)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2021
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19	~~W~~	(18)
Debt securities [4]		13,149		(12,562)		1,458		(1,402)
Equity securities [3]		11,259		(8,192)		1,049		(813)
Loans [5]		3,062		(2,742)		—		—
Derivatives held for trading [2]		19,328		(20,005)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		6,495		(5,145)		95,599		(71,171)
Loans [6]		—		—		133		(131)

	~~W~~	53,293	~~W~~	(48,646)	~~W~~	98,258	~~W~~	(73,535)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	78,355	~~W~~	(82,797)	~~W~~	78,356	~~W~~	(82,797)
Derivatives held for trading [2]		31,310		(29,309)		31,114		(29,105)

	~~W~~	109,665	~~W~~	(112,106)	~~W~~	109,470	~~W~~	(111,902)

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (0%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate and growth rate by ±1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Balance at the beginning of the year	~~W~~	77,208	~~W~~	61,393
New transactions		113,504		166,443
Changes during the year		(119,208)		(150,628)

Balance at the end of the year	~~W~~	71,504	~~W~~	77,208

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,063,421	~~W~~	—	~~W~~	32,063,421
Financial assets at fair value through profit or loss		64,935,344		—		—		—		—		64,935,344
Derivative financial assets		8,984,171		—		—		—		461,963		9,446,134
Loans measured at amortized cost		—		—		—		436,530,502		—		436,530,502
Financial investments		—		55,973,463		2,326,378		58,288,734		—		116,588,575
Other financial assets		—		—		—		11,209,350		—		11,209,350

	~~W~~	73,919,515	~~W~~	55,973,463	~~W~~	2,326,378	~~W~~	538,092,007	~~W~~	461,963	~~W~~	670,773,326

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	10,078,394	~~W~~	—	~~W~~	—	~~W~~	12,271,604
Derivative financial liabilities		9,209,537		—		—		297,172		9,506,709
Deposits		—		—		388,888,452		—		388,888,452
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities		—		—		26,705,247		—		26,705,247

	~~W~~	11,402,747	~~W~~	10,078,394	~~W~~	556,009,268	~~W~~	297,172	~~W~~	577,787,581

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,009,374	~~W~~	—	~~W~~	31,009,374
Financial assets at fair value through profit or loss		66,005,815		—		—		—		—		66,005,815
Derivative financial assets		3,532,542		—		—		—		188,828		3,721,370
Loans measured at amortized cost		—		—		—		417,900,273		—		417,900,273
Financial investments		—		56,573,115		3,803,128		44,471,628		—		104,847,871
Other financial assets		—		—		—		10,755,350		—		10,755,350

	~~W~~	69,538,357	~~W~~	56,573,115	~~W~~	3,803,128	~~W~~	504,136,625	~~W~~	188,828	~~W~~	634,240,053

(In millions of Korean won)	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	9,149,396	~~W~~	—	~~W~~	—	~~W~~	12,088,980
Derivative financial liabilities		3,509,789		—		—		172,469		3,682,258
Deposits		—		—		372,023,918		—		372,023,918
Borrowings		—		—		56,912,374		—		56,912,374
Debentures		—		—		67,430,188		—		67,430,188
Other financial liabilities		—		—		29,494,402		—		29,494,402

	~~W~~	6,449,373	~~W~~	9,149,396	~~W~~	525,860,882	~~W~~	172,469	~~W~~	541,632,120

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	564	~~W~~	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		541		541

			~~W~~	1,105	~~W~~	1,105

(In millions of Korean won)	December 31, 2021
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	5,189	~~W~~	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		5,463		5,463

			~~W~~	10,652	~~W~~	10,652

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 7th Securitization Co., Ltd. [1]	~~W~~	963,756	~~W~~	958,207	~~W~~	641,780	~~W~~	628,274
KB Kookmin Card 8th Securitization Co., Ltd. [1]		556,487		553,729		299,878		285,111
KB Kookmin Card 9th Securitization Co., Ltd. [1]		615,565		612,543		349,829		372,724
KB Kookmin Card 10th Securitization Co., Ltd. [1]		1,138,578		1,132,170		503,392		503,644
KB Auto Fifth Asset Securitization Specialty Co., Ltd. [2]		441,080		429,626		299,705		299,705

	~~W~~	3,715,466	~~W~~	3,686,275	~~W~~	2,094,584	~~W~~	2,089,458

(In millions of Korean won)	December 31, 2021
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 5th Securitization Co., Ltd. [1]	~~W~~	492,108	~~W~~	490,113	~~W~~	299,881	~~W~~	302,564
KB Kookmin Card 6th Securitization Co., Ltd. [1]		726,803		723,835		474,000		474,766
KB Kookmin Card 7th Securitization Co., Ltd. [1]		948,129		943,689		598,180		596,272
KB Kookmin Card 8th Securitization Co., Ltd. [1]		545,750		543,982		299,844		306,264
KB Auto Second Asset Securitization Specialty Co., Ltd. [2]		129,867		129,385		59,968		59,935

	~~W~~	2,842,657	~~W~~	2,831,004	~~W~~	1,731,873	~~W~~	1,739,801

[1]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as the remaining balance of the eligible underlying assets in trust-type asset securitization is below the solvency ratio (minimum ratio: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts.

[2]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as when the trusted assets do not meet the eligibility requirements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.4.3 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements *	~~W~~	11,418,820	~~W~~	10,610,882
Loaned securities:
Government and public bonds		1,661,550		—
Stock		52,098		—
Others		94,766		—

	~~W~~	13,227,234	~~W~~	10,610,882

(In millions of Korean won)	December 31, 2021
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements *	~~W~~	11,273,036	~~W~~	10,978,971
Loaned securities:
Government and public bonds		1,035,736		—
Stock		253		—

	~~W~~	12,309,025	~~W~~	10,978,971

*	Bonds sold under repurchase agreements using borrowed securities as collateral amount to ~~W~~ 100,768 million and ~~W~~ 2,050,635 million as of December 31, 2022 and 2021, respectively.

6.4.4 Purchase commitments of securitized debentures

The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022		December 31, 2021
Underlying assets	Financial assets at fair value through profit or loss	~~W~~	324,456	~~W~~	289,188
	Loans measured at amortized cost *		3,050,471		3,724,204

		~~W~~	3,374,927	~~W~~	4,013,392

Associated liabilities	Debentures	~~W~~	3,222,237	~~W~~	4,010,436

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position because the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	9,380,420	~~W~~	—	~~W~~	9,380,420
Derivatives held for hedging		461,964		—		461,964	~~W~~	(7,710,408)	~~W~~	(195,224)	~~W~~	1,936,752
Unsettled spot exchange receivable		3,374,369		—		3,374,369		(3,360,673)		—		13,696
Bonds purchased under repurchase agreements		3,328,657		—		3,328,657		(3,328,657)		—		—
Domestic exchange settlement debits		55,491,085		(54,611,238)		879,847		—		—		879,847
Other financial instruments		2,010,671		(1,912,964)		97,707		(3,169)		—		94,538

	~~W~~	74,047,166	~~W~~	(56,524,202)	~~W~~	17,522,964	~~W~~	(14,402,907)	~~W~~	(195,224)	~~W~~	2,924,833

(In millions of Korean won)	December 31, 2021
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	3,673,348	~~W~~	—	~~W~~	3,673,348
Derivatives held for hedging		188,828		—		188,828	~~W~~	(2,352,365)	~~W~~	(235,749)	~~W~~	1,274,062
Unsettled spot exchange receivable		2,384,503		—		2,384,503		(2,380,556)		—		3,947
Bonds purchased under repurchase agreements		5,955,194		—		5,955,194		(5,955,194)		—		—
Domestic exchange settlement debits		43,497,849		(42,482,911)		1,014,938		—		—		1,014,938
Other financial instruments		2,341,992		(2,327,904)		14,088		(3,209)		—		10,879

	~~W~~	58,041,714	~~W~~	(44,810,815)	~~W~~	13,230,899	~~W~~	(10,691,324)	~~W~~	(235,749)	~~W~~	2,303,826

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	10,500,353	~~W~~	—	~~W~~	10,500,353
Derivatives held for hedging		297,173		—		297,173	~~W~~	(2,302,059)	~~W~~	(83,837)	~~W~~	8,411,630
Unsettled spot exchange payable		3,374,230		—		3,374,230		(3,360,673)		—		13,557
Bonds sold under repurchase agreements *		11,769,694		—		11,769,694		(11,769,694)		—		—
Securities borrowing agreements		2,102,537		—		2,102,537		(2,102,537)		—		—
Domestic exchange settlement credits		56,349,727		(54,611,238)		1,738,489		(1,738,489)		—		—
Other financial instruments		1,973,123		(1,912,964)		60,159		(3,169)		—		56,990

	~~W~~	86,366,837	~~W~~	(56,524,202)	~~W~~	29,842,635	~~W~~	(21,276,621)	~~W~~	(83,837)	~~W~~	8,482,177

(In millions of Korean won)	December 31, 2021
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	4,132,915	~~W~~	—	~~W~~	4,132,915
Derivatives held for hedging		172,470		—		172,470	~~W~~	(3,069,591)	~~W~~	(75,253)	~~W~~	1,160,541
Unsettled spot exchange payable		2,383,399		—		2,383,399		(2,380,556)		—		2,843
Bonds sold under repurchase agreements *		14,372,761		—		14,372,761		(14,372,761)		—		—
Securities borrowing agreements		2,826,885		—		2,826,885		(2,826,885)		—		—
Domestic exchange settlement credits		47,608,341		(42,482,911)		5,125,430		(5,125,430)		—		—
Other financial instruments		2,738,984		(2,327,904)		411,080		(3,209)		—		407,871

	~~W~~	74,235,755	~~W~~	(44,810,815)	~~W~~	29,424,940	~~W~~	(27,778,432)	~~W~~	(75,253)	~~W~~	1,571,255

*	Includes bonds sold under repurchase agreements to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	15,169,704	~~W~~	15,317,033
	Due from banks	Hana Bank and others	0.00 ~ 6.00		3,606,033		3,390,521
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 3.48		1,298,879		686,236

					20,074,616		19,393,790

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00		5,669,702		6,329,310
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others	0.00 ~ 6.80		587,218		587,782
	Due from others	Societe Generale (Paris) and others	0.00 ~ 8.00		3,171,975		2,054,474

					9,428,895		8,971,566

				~~W~~	29,503,511	~~W~~	28,365,356

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2022		December 31, 2021		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	15,169,704	~~W~~	15,317,033	Bank of Korea Act
	Due from banks	Shinhan Bank and others		522,306		803,445	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		1,029,631		528,642	Derivatives margin account and others

				16,721,641		16,649,120

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others		2,350,933		2,262,610	Indonesian law and others
	Time deposits in foreign currencies	Agricultural Bank of China and others		72,437		68,588	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		2,092,656		1,774,388	Derivatives margin account and others

				4,516,026		4,105,586

			~~W~~	21,237,667	~~W~~	20,754,706

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(392)		—		—
Others		166		—		—

Ending	~~W~~	2,743	~~W~~	—	~~W~~	—

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(51)		(35)		(282)
Others		73		1		—

Ending	~~W~~	2,969	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	~~W~~	1,263,167	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		3,841,536	Repurchase agreements
	The Korea Securities Depository and others		7,063,541	Securities borrowing transactions
	The Bank of Korea		34,071	Borrowings from the Bank of Korea
	The Bank of Korea		236,832	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,131,217	Derivatives transactions

			12,307,197

Financial assets at fair value through other comprehensive income	MERITZ Securities Co., LTD and others		5,625,270	Repurchase agreements
	The Korea Securities Depository and others		1,592,460	Securities borrowing transactions
	The Bank of Korea		5,495,686	Borrowings from the Bank of Korea
	The Bank of Korea		1,782,507	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,121,999	Derivatives transactions

			15,617,922

Securities measured at amortized cost	The Korea Securities Depository and others		2,307,499	Repurchase agreements
	The Bank of Korea		4,020,539	Borrowings from the Bank of Korea
	The Bank of Korea		5,047,277	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		327,684	Derivatives transactions
	Korea Exchange and others		896,896	Others

			12,599,895

Loans	Others		12,863,079	Covered bond and others
Real estate	LGIM COMMERCIAL LENDING Ltd. and others		834,003	Borrowings from bank and others

		~~W~~	55,485,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

8.1 Details of assets pledged as collateral as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2021
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	Shinhan Banks and others	~~W~~	1,163,138	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		8,689,639	Repurchase agreements
	The Korea Securities Depository and others		9,294,924	Securities borrowing transactions
	Samsung Futures Inc. and others		1,039,656	Derivatives transactions

			19,024,219

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,048,029	Repurchase agreements
	The Korea Securities Depository and others		1,523,593	Securities borrowing transactions
	The Bank of Korea		2,843,426	Borrowings from the Bank of Korea
	The Bank of Korea		1,249,049	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		709,390	Derivatives transactions

			8,373,487

Securities measured at amortized cost	The Korea Securities Depository and others		494,973	Repurchase agreements
	The Bank of Korea		4,847,855	Borrowings from the Bank of Korea
	The Bank of Korea		3,948,622	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		144,014	Derivatives transactions
	Others		268,767	Others

			9,704,231

Loans	Others		9,659,575	Covered bond and others
Real estate	LGIM COMMERCIAL LENDING Ltd. and others		1,598,553	Borrowings from bank and others

		~~W~~	49,523,203

In addition, the Group provided ~~W~~ 4,986,339 million and ~~W~~ 6,165,555 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,344,424	~~W~~	—	~~W~~	3,344,424

(In millions of Korean won)	December 31, 2021
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	6,451,850	~~W~~	—	~~W~~	6,451,850

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.1 Details of derivative financial instruments held for trading as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022						December 31, 2021
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	8,261,663	~~W~~	821,603	~~W~~	431,002	~~W~~	4,037,717	~~W~~	140,126	~~W~~	126,610
Futures *		4,450,505		765		256		6,479,692		1,903		2,464
Swaps		359,581,194		859,670		694,713		334,721,395		354,686		397,046
Options		10,508,000		274,596		272,284		12,547,000		176,274		199,567

		382,801,362		1,956,634		1,398,255		357,785,804		672,989		725,687

Currency
Forwards		115,682,577		2,813,603		2,472,119		105,509,405		1,296,083		934,944
Futures *		413,960		36		2,364		361,791		464		877
Swaps		91,646,725		3,525,458		4,049,390		65,028,025		1,082,873		1,331,597
Options		1,852,065		27,258		13,025		1,885,064		7,643		11,044

		209,595,327		6,366,355		6,536,898		172,784,285		2,387,063		2,278,462

Stock and index
Futures *		1,828,302		37,455		89,624		1,612,965		14,338		6,530
Swaps		6,649,735		377,840		492,275		5,207,198		322,888		132,619
Options		7,257,715		168,311		359,274		7,617,703		95,338		241,371

		15,735,752		583,606		941,173		14,437,866		432,564		380,520

Credit
Swaps		3,006,114		32,860		17,468		2,602,382		18,979		7,409

		3,006,114		32,860		17,468		2,602,382		18,979		7,409

Commodity
Futures *		28,577		1,970		941		6,370		43		82
Options		131,500		887		885		—		—		—

		160,077		2,857		1,826		6,370		43		82

Others		1,003,301		41,859		313,917		1,695,540		20,904		117,629

	~~W~~	612,301,933	~~W~~	8,984,171	~~W~~	9,209,537	~~W~~	549,312,247	~~W~~	3,532,542	~~W~~	3,509,789

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,612,378	~~W~~	1,921,072	~~W~~	2,701,675	~~W~~	1,883,332	~~W~~	426,551	~~W~~	2,147,846	~~W~~	14,692,854
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (USD/KRW)		1,197.01		1,262.56		1,276.70		—		—		—		1,240.59
Average price condition (EUR/KRW)		1,363.42		1,373.32		—		1,436.86		—		—		1,387.71
Average price condition (AUD/KRW)		886.23		895.76		—		—		—		—		890.17
Average price condition (GBP/KRW)		1,617.02		—		1,535.25		—		—		—		1,537.85
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,033,420	~~W~~	892,720	~~W~~	1,846,139	~~W~~	771,585	~~W~~	1,078,676	~~W~~	210,000	~~W~~	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (USD/KRW)		1,178.13		1,196.80		1,166.24		1,225.35		1,252.61		—		1,202.02
Average price condition (EUR/KRW)		1,321.00		1,364.00		1,374.73		—		—		—		1,362.51
Average price condition (AUD/KRW)		—		856.40		851.50		—		—		—		853.40
Average price condition (SGD/KRW)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	65,012	~~W~~	27,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,511
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,223,113	~~W~~	1,423,760	~~W~~	967,376	~~W~~	2,153,200	~~W~~	1,428,673	~~W~~	2,419,230	~~W~~	10,615,352
Average price condition (%)		0.94		1.23		1.04		1.16		1.06		1.39		1.18
Average price condition (USD/KRW)		1,144.74		1,154.78		1,169.72		—		—		—		1,150.30
Average price condition (EUR/KRW)		1,359.59		1,363.95		1,394.84		—		1,458.92		—		1,409.23
Average price condition (AUD/KRW)		859.41		—		—		—		—		—		859.41
Average price condition (GBP/KRW)		1,554.65		—		—		1,620.05		—		—		1,557.47
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	4,150,546	~~W~~	1,763,372	~~W~~	322,735	~~W~~	641,733	~~W~~	580,128	~~W~~	150,000	~~W~~	7,608,514
Average price condition (%)		1.01		1.51		2.06		1.87		1.84		2.12		1.21
Average price condition (USD/KRW)		1,159.92		1,178.13		1,145.05		1,139.40		1,123.13		—		1,152.89
Average price condition (EUR/KRW)		1,312.75		1,321.00		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	91,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	91,636
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in
		Assets		Liabilities		Assets		Liabilities		fair value
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,467,171	~~W~~	—	~~W~~	(107,444)	~~W~~	—	~~W~~	(86,757)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(215,183)
	Deposits in foreign currencies		—		29,429		—		(8,591)		6,976
	Debentures in Korean won		—		5,690,371		—		(249,629)		171,841
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		123,817

			5,610,144		6,916,581		(339,529)		(354,085)		694

Currency	Debt securities in foreign currencies		1,596,049		—		82,284		—		151,303

			1,596,049		—		82,284		—		151,303

		~~W~~	7,206,193	~~W~~	6,916,581	~~W~~	(257,245)	~~W~~	(354,085)	~~W~~	151,997

(In millions of Korean won)		December 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in
		Assets		Liabilities		Assets		Liabilities		fair value
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,627,228	~~W~~	—	~~W~~	(20,272)	~~W~~	—	~~W~~	(26,247)
	Debt securities in foreign currencies		3,567,662		—		(22,384)		—		(71,246)
	Deposits in foreign currencies		—		93,521		—		(1,319)		3,222
	Debentures in Korean won		—		2,470,123		—		(79,877)		70,308
	Debentures in foreign currencies		—		1,154,178		—		27,953		45,132

			5,194,890		3,717,822		(42,656)		(53,243)		21,169

Currency	Debt securities in foreign currencies		2,443,893		—		133,268		—		180,676

			2,443,893		—		133,268		—		180,676

		~~W~~	7,638,783	~~W~~	3,717,822	~~W~~	90,612	~~W~~	(53,243)	~~W~~	201,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	13,290,183	~~W~~	186,258	~~W~~	104,856	~~W~~	(1,244)
Currency
Forwards		1,402,671		36,567		26,008		(129,451)

	~~W~~	14,692,854	~~W~~	222,825	~~W~~	130,864	~~W~~	(130,695)

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	8,910,139	~~W~~	127,290	~~W~~	38,253	~~W~~	(33,227)
Currency
Forwards		1,705,213		2,436		54,855		(174,707)

	~~W~~	10,615,352	~~W~~	129,726	~~W~~	93,108	~~W~~	(207,934)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Hedge accounting
Interest rate	~~W~~	(550)	~~W~~	(12,058)
Currency		21,852		5,969

	~~W~~	21,302	~~W~~	(6,089)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains (losses) on hedging instruments	~~W~~	(101,281)	~~W~~	(187,364)
Gains (losses) on hedged items attributable to the hedged risk		122,552		188,556

	~~W~~	21,271	~~W~~	1,192

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	December 31, 2022		December 31, 2021		2022		2021
Hedge accounting
Interest rate risk	~~W~~	46,229	~~W~~	4,864	~~W~~	(107,134)	~~W~~	(36,428)
Currency risk		(22,488)		(12,597)		14,289		12,605

	~~W~~	23,741	~~W~~	(7,733)	~~W~~	(92,845)	~~W~~	(23,823)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,079,652	~~W~~	20,202	~~W~~	56,753	~~W~~	(36,372)
Swaps		3,231,288		101,975		124		111,902
Currency
Swaps		3,521,600		116,961		98,237		(6,379)

	~~W~~	7,832,540	~~W~~	239,138	~~W~~	155,114	~~W~~	69,151

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,553,250	~~W~~	12,575	~~W~~	9,532	~~W~~	36,164
Currency
Swaps		3,055,264		46,527		61,331		60,327

	~~W~~	7,608,514	~~W~~	59,102	~~W~~	70,863	~~W~~	96,491

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains (losses) on hedging instruments:	~~W~~	69,151	~~W~~	96,491
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		71,692		95,478
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		(2,541)		1,013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other comprehensive income (loss)	~~W~~	71,692	~~W~~	95,478
Reclassification to profit or loss		(13,288)		(53,080)
Income tax effect		(26,930)		(21,534)

	~~W~~	31,474	~~W~~	20,864

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	December 31, 2022		December 31, 2021		2022		2021
Hedge accounting
Currency risk	~~W~~	(114,743)	~~W~~	(35,658)	~~W~~	104,021	~~W~~	88,729

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2022 and 2021 and changes in fair value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	92,511	~~W~~	—	~~W~~	11,194	~~W~~	(16,168)
Debentures in foreign currencies		1,361,080		—		1,361,080		(87,853)

	~~W~~	1,453,591	~~W~~	—	~~W~~	1,372,274	~~W~~	(104,021)

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	91,636	~~W~~	—	~~W~~	8,498	~~W~~	(8,494)
Debentures in foreign currencies		1,273,227		—		1,273,227		(80,235)

	~~W~~	1,364,863	~~W~~	—	~~W~~	1,281,725	~~W~~	(88,729)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Debentures in foreign currencies	~~W~~	1,211,215	~~W~~	1,275,291

9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains (losses) on hedging instruments:	~~W~~	(104,021)	~~W~~	(88,729)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(104,021)		(88,729)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other comprehensive income (loss)	~~W~~	(104,021)	~~W~~	(88,729)
Reclassification to profit or loss		—		5,195
Income tax effect		24,936		25,599

	~~W~~	(79,085)	~~W~~	(57,935)

9.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of the Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2022, are as follows:

(In millions of Korean won and millions of US dollars)		December 31, 2022
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	2,760,791	5,690,371	6,440,000
USD#LIBOR#3M	USD	1,895	1,385	3,753
USD#LIBOR#6M	USD	167	—	182

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	440,137,603	~~W~~	420,910,259
Deferred loan origination fees and costs		551,524		674,069
Less: Allowances for credit losses		(4,158,625)		(3,684,055)

	~~W~~	436,530,502	~~W~~	417,900,273

10.2 Details of loans to banks as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	9,751,737	~~W~~	8,325,177
Less: Allowances for credit losses		(1,951)		(443)

	~~W~~	9,749,786	~~W~~	8,324,734

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	181,125,018	~~W~~	177,396,151	~~W~~	—	~~W~~	358,521,169
Loans in foreign currencies		4,668,207		26,052,080		—		30,720,287
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,873		—		1,780,873
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,028,657		—		3,028,657
Privately placed bonds		—		853,986		—		853,986
Factored receivables		111		4		—		115
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		192,284,725		216,043,072		22,609,593		430,937,390

Proportion (%)		44.62		50.13		5.25		100.00
Less: Allowances for credit losses		(1,335,388)		(1,983,444)		(837,842)		(4,156,674)

	~~W~~	190,949,337	~~W~~	214,059,628	~~W~~	21,771,751	~~W~~	426,780,716

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	184,872,384	~~W~~	162,081,901	~~W~~	—	~~W~~	346,954,285
Loans in foreign currencies		3,990,253		20,865,495		—		24,855,748
Domestic import usance bills		—		3,311,142		—		3,311,142
Off-shore funding loans		—		1,064,623		—		1,064,623
Call loans		—		902,301		—		902,301
Bills bought in Korean won		—		2,209		—		2,209
Bills bought in foreign currencies		—		2,001,046		—		2,001,046
Guarantee payments under acceptances and guarantees		7		20,773		—		20,780
Credit card receivables in Korean won		—		—		20,766,340		20,766,340
Credit card receivables in foreign currencies		—		—		57,980		57,980
Bonds purchased under repurchase agreements		—		4,855,194		—		4,855,194
Privately placed bonds		—		758,557		—		758,557
Factored receivables		113		458		—		571
Lease receivables		778,425		513,714		—		1,292,139
Loans for installment credit		6,265,896		150,340		—		6,416,236

		195,907,078		196,527,753		20,824,320		413,259,151

Proportion (%)		47.40		47.56		5.04		100.00
Less: Allowances for credit losses		(1,004,995)		(1,886,473)		(792,144)		(3,683,612)

	~~W~~	194,902,083	~~W~~	194,641,280	~~W~~	20,032,176	~~W~~	409,575,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	667,904	~~W~~	291,342	~~W~~	(380,718)	~~W~~	—	~~W~~	578,528
Others [1]		76,695		38,913		(47,445)		4		68,167

		744,599		330,255		(428,163)		4		646,695

Deferred loan origination fees
Loans in Korean won		17,501		23,780		(13,117)		—		28,164
Others [2]		53,029		49,245		(37,730)		2,463		67,007

		70,530		73,025		(50,847)		2,463		95,171

	~~W~~	674,069	~~W~~	257,230	~~W~~	(377,316)	~~W~~	(2,459)	~~W~~	551,524

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	673,957	~~W~~	418,732	~~W~~	(424,785)	~~W~~	—	~~W~~	667,904
Others [1]		95,590		44,728		(63,619)		(4)		76,695

		769,547		463,460		(488,404)		(4)		744,599

Deferred loan origination fees
Loans in Korean won		9,148		11,909		(3,556)		—		17,501
Others [2]		44,072		32,667		(27,332)		3,622		53,029

		53,220		44,576		(30,888)		3,622		70,530

	~~W~~	716,327	~~W~~	418,884	~~W~~	(457,516)	~~W~~	(3,626)	~~W~~	674,069

[1]	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
[2]	Includes deferred loan origination fees related to loans in foreign currencies executed by PT Bank KB Bukopin Tbk and PRASAC Microfinance Institution Plc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	473,983	~~W~~	241,871	~~W~~	289,141	~~W~~	447,798	~~W~~	478,154	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		129,975		(122,881)		(7,094)		127,679		(120,619)		(7,060)		57,128		(50,836)		(6,292)
Transfer to lifetime expected credit losses		(102,988)		122,804		(19,816)		(93,169)		125,031		(31,862)		(23,042)		24,324		(1,282)
Impairment		(6,042)		(52,137)		58,179		(13,524)		(48,220)		61,744		(2,129)		(19,219)		21,348
Write-offs		—		(1)		(448,376)		—		(3)		(617,332)		—		—		(450,389)
Sales		(810)		(163)		(5,689)		(103)		(145)		(70,603)		—		—		—
Provision (reversal) for credit losses [1,2]		108,300		94,535		595,991		49,789		126,627		690,534		(43,497)		77,418		480,849
Others (exchange differences, etc.)		(1,332)		(647)		(11,415)		3,701		1,111		(85,097)		(443)		(21)		(18,219)

Ending	~~W~~	601,086		283,381		450,921		522,171		561,936		901,288		163,185		354,315		320,342

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		125,634		(120,132)		(5,502)		133,798		(71,772)		(62,026)		45,938		(44,858)		(1,080)
Transfer to lifetime expected credit losses		(97,040)		115,427		(18,387)		(71,902)		92,245		(20,343)		(34,208)		35,846		(1,638)
Impairment		(6,312)		(49,244)		55,556		(2,942)		(42,158)		45,100		(2,228)		(12,580)		14,808
Write-offs		—		12		(411,083)		—		(3)		(239,815)		—		—		(440,721)
Sales		(1,112)		(53)		(3,592)		(179)		—		(16,257)		—		—		—
Provision (reversal) for credit losses [1,2]		40,616		52,528		397,492		14,299		88,230		338,746		(39,533)		110,022		474,041
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		77		532		1,758		5,942		675		21,844		42		—		(13,202)

Ending	~~W~~	473,983	~~W~~	241,871	~~W~~	289,141	~~W~~	447,798	~~W~~	478,154	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 12.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantee contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

[2]	Includes ~~W~~ 415,998 million and ~~W~~ 387,860 million of collections from written-off loans for the years ended December 31, 2022 and 2021, respectively.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 9,830,171 million and ~~W~~ 9,945,130 million as of December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	385,317,491	~~W~~	32,778,737	~~W~~	3,488,100
Transfer between stages:
Transfer to 12-month expected credit losses		34,445,894		(34,282,273)		(163,621)
Transfer to lifetime expected credit losses (non-impaired)		(38,397,090)		38,818,713		(421,623)
Transfer to lifetime expected credit losses (impaired)		(1,127,437)		(1,478,968)		2,606,405
Write-offs		—		(4)		(1,516,097)
Sales		(3,182,398)		(15,961)		(270,541)
Net increase (decrease) (execution, repayment, and others)		25,587,528		(1,325,731)		(171,997)

Ending	~~W~~	402,643,988	~~W~~	34,494,513	~~W~~	3,550,626

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		31,046,440		(30,615,747)		(430,693)
Transfer to lifetime expected credit losses (non-impaired)		(36,815,970)		37,276,737		(460,767)
Transfer to lifetime expected credit losses (impaired)		(668,120)		(1,486,835)		2,154,955
Write-offs		—		9		(1,091,619)
Sales		(2,892,774)		(8,541)		(151,714)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment, and others)		46,013,068		(895,012)		27,765

Ending	~~W~~	385,317,491	~~W~~	32,778,737	~~W~~	3,488,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,405,662	~~W~~	8,294,084
Financial bonds		12,121,116		16,887,594
Corporate bonds		4,289,284		5,433,010
Asset-backed securities		164,543		197,865
Beneficiary certificates		18,320,226		15,849,129
Derivative-linked securities		1,713,779		1,543,188
Other debt securities		16,773,117		14,797,822
Equity securities:
Stocks		1,880,611		1,804,507
Other equity securities		613,969		614,956
Loans:
Privately placed bonds		158,731		230,006
Other loans		334,831		39,290
Due from financial institutions:
Other due from financial institutions		69,469		200,742
Others		90,006		113,622

	~~W~~	64,935,344	~~W~~	66,005,815

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	15,974,281	~~W~~	14,317,477
Financial bonds		20,632,077		21,928,735
Corporate bonds		18,282,144		18,986,005
Asset-backed securities		436,840		996,428
Other debt securities		284,977		30,866
Equity securities:
Stocks		1,907,737		3,588,415
Equity investments		17,096		27,211
Other equity securities		401,545		187,502
Loans:
Privately placed bonds		363,144		299,634
Other loans		—		13,970

		58,299,841		60,376,243

Financial assets at amortized cost
Debt securities:
Government and public bonds		23,180,348		21,447,622
Financial bonds		11,325,479		3,850,954
Corporate bonds		15,770,225		12,246,441
Asset-backed securities		7,654,857		6,899,675
Other debt securities		363,985		31,105
Less: Allowances for credit losses		(6,160)		(4,169)

		58,288,734		44,471,628

	~~W~~	116,588,575	~~W~~	104,847,871

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022				2021
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	976	~~W~~	7,106	~~W~~	300
	Unlisted		—		20,658		372		19,035
Equity investments			—		—		—		114
Other equity securities			—		15,041		—		6,877

		~~W~~	—	~~W~~	36,675	~~W~~	7,478	~~W~~	26,326

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022				2021
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	425,736	~~W~~	335,203	~~W~~	575,288	~~W~~	(313,427)
	Unlisted		—		—		5,577		4,559

		~~W~~	425,736	~~W~~	335,203	~~W~~	580,865	~~W~~	(308,868)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,009	~~W~~	(4,896)	~~W~~	(2,887)
Loans measured at fair value through other comprehensive income		72		(260)		(188)
Securities measured at amortized cost		2,808		(828)		1,980

	~~W~~	4,889	~~W~~	(5,984)	~~W~~	(1,095)

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	7,466	~~W~~	(385)	~~W~~	7,081
Loans measured at fair value through other comprehensive income		237		(15)		222
Securities measured at amortized cost		1,892		(691)		1,201

	~~W~~	9,595	~~W~~	(1,091)	~~W~~	8,504

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,820	~~W~~	28	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(533)		(20)		—
Provision (reversal) for credit losses		(1,358)		263		—
Others		255		—		—

Ending	~~W~~	15,184	~~W~~	271	~~W~~	76

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,568)		(4)		—
Provision (reversal) for credit losses		8,512		(11)		3
Others		(32)		4		—

Ending	~~W~~	16,820	~~W~~	28	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13. Investments in Associates and Joint Ventures

13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	5,978	~~W~~	5,978	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,244		10,244	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	10,006	~~W~~	12,554	~~W~~	12,554	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,664		1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,970		1,970	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		16,800		16,256		16,256	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SOLIDUS Healthcare Investment Fund [2]	88.23	~~W~~	19,800	~~W~~	18,651	~~W~~	18,651	Investment finance	Korea
Paramark KB Fund No.1	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,049

		~~W~~	743,867	~~W~~	558,981	~~W~~	682,670

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	259	~~W~~	1,622	~~W~~	1,622	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		8,801		11,789		11,789	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,240	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		105,924		99,785		99,785	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		22,921		22,921	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,835		18,222	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(19,481)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	25.14		440		(147)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	11.05		800		181		525	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		633		1,320	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,628		5,628	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,497		4,497	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,282		4,282	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		45,557		48,201		48,898	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,413		5,413	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		14,280		16,828		16,828	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		25,250		29,669		28,919	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,999		4,146		4,146	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		21,641		21,948		21,948	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		5,795		4,680		4,680	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		20,972		20,972	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
WJ Private Equity Fund No.1	26.95	~~W~~	10,000	~~W~~	9,604	~~W~~	9,604	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,070		10,070	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		13,392		15,254		15,254	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		525		525	Investment finance	Korea
December & Company Inc. [1]	16.78		25,330		9,054		21,388	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		618		618	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,343		3,343	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,067		8,067	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		10,000		9,950		9,950	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,175		9,350	Investment advisory and securities trading	Vietnam
498 Seventh Owners LLC [6]	49.90		166,851		—		—	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		962		962	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.50		5,600		5,503		5,554	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	88.23		1,800		1,800		1,800	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,040		1,850		1,850	Investment finance	Korea
Others			2,475		81		789

		~~W~~	598,590	~~W~~	410,457	~~W~~	448,718

[1]

As of December 31, 2022 and 2021, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.68% and 21.84% as of December 31, 2022 and 2021, respectively, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2022 and 2021, respectively, considering the potential voting rights of convertible bonds.
[5]	As of December 31, 2022 and 2021, the Group participates in the investment management committee but cannot exercise control.
[6]	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2021, are as follows: (cont’d)

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 46 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	9,226	~~W~~	260	~~W~~	5,400	~~W~~	8,966	~~W~~	5,978	~~W~~	—	~~W~~	5,978
Balhae Infrastructure Company		781,317		62,422		765,686		718,895		90,653		(36)		90,617
Aju Good Technology Venture Fund		58,749		7,171		21,180		51,578		19,840		(4)		19,836
SY Auto Capital Co., Ltd.		85,077		43,749		20,000		41,328		20,250		(1,088)		19,162
Incheon Bridge Co., Ltd.		554,738		661,227		61,096		(106,489)		(15,963)		15,963		—
Big Dipper Co., Ltd.		642		308		493		334		60		—		60
Paycoms Co., Ltd.		3,781		2,032		926		1,749		201		12		213
Food Factory Co., Ltd.		8,599		5,468		450		3,131		696		703		1,399
KBSP Private Equity Fund No.4		13,432		776		40,800		12,656		1,892		—		1,892
Korea Credit Bureau Co., Ltd.		155,165		100,065		10,000		55,100		4,959		—		4,959
KB Social Impact Investment Fund		14,658		439		15,000		14,219		4,266		—		4,266
KB-Solidus Global Healthcare Fund		50,796		639		23,100		50,157		21,735		697		22,432
POSCO-KB Shipbuilding Fund		15,675		321		5,840		15,354		4,798		—		4,798
KB-TS Technology Venture Private Equity Fund		30,346		5,714		17,400		24,632		13,794		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		42,538		705		31,020		41,833		17,801		(750)		17,051
KB-SJ Tourism Venture Fund		20,926		551		24,840		20,375		3,773		—		3,773
UNION Media Commerce Fund		3,319		18		3,450		3,301		957		—		957
KB-Stonebridge Secondary Private Equity Fund		172,979		349		163,413		172,630		25,144		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		44,880		996		47,868		43,884		16,539		—		16,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-UTC Inno-Tech Venture Fund	~~W~~	44,111	~~W~~	809	~~W~~	48,260	~~W~~	43,302	~~W~~	19,180	~~W~~	—	~~W~~	19,180
WJ Private Equity Fund No.1		35,561		161		37,100		35,400		9,542		—		9,542
All Together Korea Fund No.2		10,246		1		10,001		10,245		10,244		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		102,827		498		81,100		102,329		12,554		—		12,554
December & Company Inc.		35,602		13,271		37,367		22,331		3,735		12,294		16,029
2020 KB Fintech Renaissance Fund		12,529		38		10,900		12,491		630		—		630
KB Material and Parts No.1 PEF		22,953		2		23,500		22,951		3,321		—		3,321
FineKB Private Equity Fund No.1		43,759		1,828		51,100		41,931		10,483		—		10,483
G payment Joint Stock Company		10,177		3,523		2,950		6,654		2,917		6,364		9,281
KB-GeneN Medical Venture Fund No.1		8,770		48		8,880		8,722		1,965		—		1,965
KB-BridgePole Venture Investment Fund		13,331		73		13,500		13,258		835		—		835
KB-Kyobo New Mobility Power Fund		9,932		40		10,500		9,892		2,826		—		2,826
DA-Friend New Technology Investment Fund No.2		3,527		21		3,650		3,506		949		—		949
Cornerstone Pentastone Fund No.4		3,704		23		3,800		3,681		792		—		792
SKS-VLP New Technology Investment Fund No.2		4,855		2		5,001		4,853		1,121		—		1,121
Star-Lord General Investors Private Real Estate Investment Company No.10		585,401		413,283		178,000		172,118		45,157		(45,157)		—
KB-Badgers Future Mobility ESG Fund No.1		3,607		—		5,225		3,607		1,475		—		1,475

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
JS Private Equity Fund No.3	~~W~~	8,126	~~W~~	1	~~W~~	8,300	~~W~~	8,125	~~W~~	1,664	~~W~~	—	~~W~~	1,664
Mirae Asset Mobility Investment Fund No.1		8,683		73		8,700		8,610		1,979		—		1,979
KB-FT 1st Green Growth Investment Fund 1		19,051		—		19,345		19,051		1,970		—		1,970
Glenwood Credit Private Equity Fund No.2		145,787		376		140,500		145,411		43,468		—		43,468
THE CHAEUL FUND NO.1		3,166		—		3,200		3,166		989		—		989
Smart Korea KB Future9-Sejong Venture Fund		4,862		—		5,200		4,862		1,870		—		1,870
KB-KTB Technology Venture Fund		32,214		280		33,000		31,934		16,256		—		16,256
KB-SOLIDUS Healthcare Investment Fund		21,483		345		22,440		21,138		18,651		—		18,651
Paramark KB Fund No.1		63,260		22		70,169		63,238		10,966		—		10,966
KB Co-Investment Private Equity Fund No.1		101,771		198		102,067		101,573		7,269		(36)		7,233
POSITIVE Sobujang Venture Fund No.1		4,521		23		4,550		4,498		1,977		—		1,977
History 2022 Fintech Fund		5,695		—		5,750		5,695		1,981		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1st		8,562		40		8,600		8,522		1,982		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		31,838		638		32,260		31,200		9,043		—		9,043
TMAP Mobility Co., Ltd.		920,597		174,696		8,677		745,901		61,518		132,937		194,455
Nextrade Co., Ltd.		146,100		—		146,100		146,100		9,700		—		9,700
Shinhan Global Mobility Fund1		5,474		—		5,700		5,474		1,345		—		1,345
SKB Next Unicorn K-Battery Fund No.1		5,705		14		5,691		5,691		1,995		—		1,995

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	1,699	~~W~~	(917)	~~W~~	—	~~W~~	(917)	~~W~~	—
Balhae Infrastructure Company		100,720		133,964		—		133,964		16,646
Aju Good Technology Venture Fund		22,381		6,018		—		6,018		1,200
SY Auto Capital Co., Ltd.		11,569		474		374		848		—
Incheon Bridge Co., Ltd.		130,456		23,754		—		23,754		—
Big Dipper Co., Ltd.		834		(672)		—		(672)		—
Paycoms Co., Ltd.		1,266		399		—		399		—
Food Factory Co., Ltd.		9,059		605		—		605		—
KBSP Private Equity Fund No.4		6		(24,985)		—		(24,985)		—
Korea Credit Bureau Co., Ltd.		144,906		13,809		—		13,809		—
KB Social Impact Investment Fund		240		(55)		—		(55)		—
KB-Solidus Global Healthcare Fund		2,952		(15,775)		—		(15,775)		—
POSCO-KB Shipbuilding Fund		1,721		1,072		—		1,072		—
KB-TS Technology Venture Private Equity Fund		1,043		2,682		—		2,682		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		11,851		1,541		—		1,541		—
KB-SJ Tourism Venture Fund		719		145		—		145		—
UNION Media Commerce Fund		—		(8)		—		(8)		—
KB-Stonebridge Secondary Private Equity Fund		22,445		20,887		—		20,887		2,006
KB SPROTT Renewable Private Equity Fund No.1		—		(1,020)		—		(1,020)		—
KB-UTC Inno-Tech Venture Fund		—		(905)		(1,647)		(2,552)		—
WJ Private Equity Fund No.1		430		(229)		—		(229)		—
All Together Korea Fund No.2		179		173		—		173		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		21,470		5,713		—		5,713		—
December & Company Inc.		868		(32,002)		—		(32,002)		—
2020 KB Fintech Renaissance Fund		395		243		—		243		—
KB Material and Parts No.1 PEF		451		83		—		83		34
FineKB Private Equity Fund No.1		14,244		(7,938)		—		(7,938)		—
G payment Joint Stock Company		3,401		(831)		—		(831)		—
KB-GeneN Medical Venture Fund No.1		1		(158)		—		(158)		—
KB-BridgePole Venture Investment Fund		4		(242)		—		(242)		—
KB-Kyobo New Mobility Power Fund		2		(608)		—		(608)		—
DA-Friend New Technology Investment Fund No.2		—		(144)		—		(144)		—
Cornerstone Pentastone Fund No.4		—		(119)		—		(119)		—
SKS-VLP New Technology Investment Fund No.2		1		(148)		—		(148)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		16,792		(4,254)		—		(4,254)		—
KB-Badgers Future Mobility ESG Fund No.1		—		(1,618)		—		(1,618)		—
JS Private Equity Fund No.3		—		(175)		—		(175)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Mirae Asset Mobility Investment Fund No.1	~~W~~	9	~~W~~	(90)	~~W~~	—	~~W~~	(90)	~~W~~	—
KB-FT 1st Green Growth Investment Fund 1		5		(294)		—		(294)		—
Glenwood Credit Private Equity Fund No.2		5,286		4,911		—		4,911		—
THE CHAEUL FUND NO.1		—		(34)		—		(34)		—
Smart Korea KB Future9-Sejong Venture Fund		13		(236)		—		(236)		—
KB-KTB Technology Venture Fund		134		(973)		—		(973)		—
KB-SOLIDUS Healthcare Investment Fund		14		(1,302)		—		(1,302)		—
Paramark KB Fund No.1		581		(6,010)		—		(6,010)		—
KB Co-Investment Private Equity Fund No.1		14		(494)		—		(494)		—
POSITIVE Sobujang Venture Fund No.1		1		(52)		—		(52)		—
History 2022 Fintech Fund		—		(55)		—		(55)		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		(78)		—		(78)		—
KB-NP Green ESG New Technology Venture Capital Fund		19		(1,059)		—		(1,059)		—
TMAP Mobility Co., Ltd.		139,792		(132,476)		—		(132,476)		—
Nextrade Co., Ltd.		—		—		—		—		—
Shinhan Global Mobility Fund1		—		(226)		—		(226)		—
SKB Next Unicorn K-Battery Fund No.1		1		—		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund No.1	~~W~~	10,678	~~W~~	3	~~W~~	4,015	~~W~~	10,675	~~W~~	1,622	~~W~~	—	~~W~~	1,622
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,069		385		13,200		17,684		11,789		—		11,789
KB Star Office Private Real Estate Master Fund No.1		247,259		122,620		95,000		124,639		26,240		—		26,240
Balhae Infrastructure Company		853,961		62,336		840,323		791,625		99,785		—		99,785
Aju Good Technology Venture Fund		64,303		4,703		32,100		59,600		22,921		—		22,921
SY Auto Capital Co., Ltd.		88,144		47,665		20,000		40,479		19,835		(1,613)		18,222
Incheon Bridge Co., Ltd.		560,570		690,530		61,096		(129,960)		(19,481)		19,481		—
Big Dipper Co., Ltd.		143		748		1,750		(605)		(147)		147		—
Paycoms Co., Ltd.		3,597		1,960		855		1,637		181		344		525
Food Factory Co., Ltd.		8,332		5,482		450		2,850		633		687		1,320
KBSP Private Equity Fund No.4		37,646		5		40,800		37,641		5,628		—		5,628
Korea Credit Bureau Co., Ltd.		128,297		78,328		10,000		49,969		4,497		—		4,497
KB Social Impact Investment Fund		14,431		157		15,000		14,274		4,282		—		4,282
KB-Solidus Global Healthcare Fund		112,358		1,126		68,400		111,232		48,201		697		48,898
POSCO-KB Shipbuilding Fund		17,754		432		8,880		17,322		5,413		—		5,413
KB-TS Technology Venture Private Equity Fund		35,279		5,228		25,500		30,051		16,828		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		69,943		221		61,100		69,722		29,669		(750)		28,919
KB-SJ Tourism Venture Fund		22,947		557		27,000		22,390		4,146		—		4,146
UNION Media Commerce Fund		3,318		10		3,450		3,308		959		—		959
KB-Stonebridge Secondary Private Equity Fund		151,004		316		148,587		150,688		21,948		—		21,948

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB SPROTT Renewable Private Equity Fund No.1	~~W~~	13,886	~~W~~	1,467	~~W~~	15,376	~~W~~	12,419	~~W~~	4,680	~~W~~	—	~~W~~	4,680
KB-UTC Inno-Tech Venture Fund		47,848		497		48,260		47,351		20,972		—		20,972
WJ Private Equity Fund No.1		35,799		170		37,100		35,629		9,604		—		9,604
All Together Korea Fund No.2		10,073		1		10,002		10,072		10,070		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		127,960		844		111,600		127,116		15,254		—		15,254
Project Vanilla Co., Ltd.		1,283		211		5,000		1,072		525		—		525
December & Company Inc.		71,219		17,276		37,241		53,943		9,054		12,334		21,388
2020 KB Fintech Renaissance Fund		12,252		5		10,900		12,247		618		—		618
KB Material and Parts No.1 PEF		23,104		—		23,500		23,104		3,343		—		3,343
FineKB Private Equity Fund No.1		32,583		315		33,500		32,268		8,067		—		8,067
KB Bio Private Equity No.3 Ltd.		81,691		101		82,000		81,590		9,950		—		9,950
G payment Joint Stock Company		7,797		557		2,950		7,240		3,175		6,175		9,350
Smart Korea KB Future9-Sejong Venture Fund		2,581		81		2,600		2,500		962		—		962
KB-KTB Technology Venture Fund		11,008		101		11,000		10,907		5,503		51		5,554
KB-SOLIDUS Healthcare Investment Fund		2,040		—		2,040		2,040		1,800		—		1,800
Paramark KB Fund No.1		8,943		3		9,860		8,940		1,850		—		1,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund No.1	~~W~~	4,594	~~W~~	4,180	~~W~~	—	~~W~~	4,180	~~W~~	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		530		120		—		120		—
KB Star Office Private Real Estate Master Fund No.1		18		(127)		—		(127)		963
Balhae Infrastructure Company		97,833		19,559		—		19,559		9,121
Aju Good Technology Venture Fund		22,486		15,407		—		15,407		—
SY Auto Capital Co., Ltd.		14,316		2,193		104		2,297		—
Incheon Bridge Co., Ltd.		84,068		(16,219)		—		(16,219)		—
Big Dipper Co., Ltd.		939		(583)		—		(583)		—
Paycoms Co., Ltd.		1,515		857		—		857		—
Food Factory Co., Ltd.		8,853		354		—		354		—
KBSP Private Equity Fund No.4		(1,358)		(2,154)		—		(2,154)		—
Korea Credit Bureau Co., Ltd.		128,150		(27,327)		—		(27,327)		90
KB Social Impact Investment Fund		7		(306)		—		(306)		—
KB-Solidus Global Healthcare Fund		18,782		13,396		—		13,396		—
POSCO-KB Shipbuilding Fund		1,880		376		—		376		—
KB-TS Technology Venture Private Equity Fund		2,094		(1,151)		—		(1,151)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,244		8,495		—		8,495		—
KB-SJ Tourism Venture Fund		170		(2,631)		—		(2,631)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		55,572		54,053		—		54,053		9,895
KB SPROTT Renewable Private Equity Fund No.1		—		(983)		—		(983)		—
KB-UTC Inno-Tech Venture Fund		1,080		32		—		32		—
WJ Private Equity Fund No.1		291		(398)		—		(398)		—
All Together Korea Fund No.2		53		47		—		47		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		20,594		16,252		—		16,252		—
Project Vanilla Co., Ltd.		—		(3,231)		—		(3,231)		—
December & Company Inc.		3,982		(20,767)		—		(20,767)		—
2020 KB Fintech Renaissance Fund		1,566		1,411		—		1,411		—
KB Material and Parts No.1 PEF		451		42		—		42		34
FineKB Private Equity Fund No.1		2		(1,155)		—		(1,155)		—
KB Bio Private Equity No.3 Ltd.		4		(410)		—		(410)		—
G payment Joint Stock Company		819		(762)		—		(762)		—
Smart Korea KB Future9-Sejong Venture Fund		2		(100)		—		(100)		—
KB-KTB Technology Venture Fund		8		(93)		—		(93)		—
KB-SOLIDUS Healthcare Investment Fund		—		—		—		—		—
Paramark KB Fund No.1		—		(920)		—		(920)		—

*

The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022 [1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,622	~~W~~	—	~~W~~	(1,429)	~~W~~	—	~~W~~	(193)	~~W~~	—	~~W~~	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		11,789		—		(5,200)		—		(611)		—		5,978
KB Star Office Private Real Estate Master Fund No.1		26,240		—		(5,960)		(20,280)		—		—		—
Balhae Infrastructure Company		99,785		—		(9,408)		(16,646)		16,886		—		90,617
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Aju Good Technology Venture Fund		22,921		—		(4,200)		(1,200)		2,315		—		19,836
SY Auto Capital Co., Ltd.		18,222		—		—		—		757		183		19,162
Big Dipper Co., Ltd.		—		291		—		—		(231)		—		60
Paycoms Co., Ltd.		525		—		—		—		(312)		—		213
Food Factory Co., Ltd.		1,320		—		—		—		132		(53)		1,399
KBSP Private Equity Fund No.4		5,628		—		—		—		(3,736)		—		1,892
Korea Credit Bureau Co., Ltd.		4,497		—		—		—		462		—		4,959
KB Social Impact Investment Fund		4,282		—		—		—		(16)		—		4,266
KB-Solidus Global Healthcare Fund		48,898		—		(19,630)		—		(6,836)		—		22,432
POSCO-KB Shipbuilding Fund		5,413		—		(950)		—		335		—		4,798
KB-TS Technology Venture Private Equity Fund		16,828		—		(4,536)		—		1,502		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		28,919		—		(12,800)		—		932		—		17,051
KB-SJ Tourism Venture Fund		4,146		—		(400)		—		27		—		3,773

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022 [1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
UNION Media Commerce Fund	~~W~~	959	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(2)	~~W~~	—	~~W~~	957
KB-Stonebridge Secondary Private Equity Fund		21,948		4,370		(2,210)		(2,006)		3,042		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		4,680		12,246		—		—		(387)		—		16,539
KB-UTC Inno-Tech Venture Fund		20,972		—		—		—		(1,306)		(486)		19,180
WJ Private Equity Fund No.1		9,604		—		—		—		(62)		—		9,542
All Together Korea Fund No.2		10,070		—		—		—		174		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		15,254		1,320		(4,706)		—		686		—		12,554
Project Vanilla Co., Ltd.		525		—		(525)		—		—		—		—
December & Company Inc.		21,388		—		(49)		—		(5,353)		43		16,029
2020 KB Fintech Renaissance Fund		618		—		—		—		12		—		630
KB Material and Parts No.1 PEF		3,343		—		—		(34)		12		—		3,321
FineKB Private Equity Fund No.1		8,067		7,500		(3,100)		—		(1,984)		—		10,483
KB Bio Private Equity No.3 Ltd.		9,950		—		(3,922)		(6,028)		—		—		—
G payment Joint Stock Company		9,350		295		—		—		(364)		—		9,281
Apollo REIT PropCo LLC		—		19,968		(19,968)		—		—		—		—
KB-GeneN Medical Venture Fund No.1		—		2,000		—		—		(35)		—		1,965
KB-BridgePole Venture Investment Fund		—		850		—		—		(15)		—		835
KB-Kyobo New Mobility Power Fund		—		3,000		—		—		(174)		—		2,826
DA-Friend New Technology Investment Fund No.2		—		988		—		—		(39)		—		949
Cornerstone Pentastone Fund No.4		—		818		—		—		(26)		—		792
SKS-VLP New Technology Investment Fund No.2		—		1,156		—		—		(35)		—		1,121

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022 [1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comrehensive income (loss)		Ending
Star-Lord General Investors Private Real Estate Investment Company No.10	~~W~~	—	~~W~~	46,700	~~W~~	—	~~W~~	—	~~W~~	(46,700)	~~W~~	—	~~W~~	—
KB-Badgers Future Mobility ESG Fund No.1		—		2,137		—		—		(662)		—		1,475
JS Private Equity Fund No.3		—		1,700		—		—		(36)		—		1,664
Mirae Asset Mobility Investment Fund No.1		—		2,000		—		—		(21)		—		1,979
KB-FT 1st Green Growth Investment Fund 1		—		2,000		—		—		(30)		—		1,970
Glenwood Credit Private Equity Fund No.2		—		42,000		—		—		1,468		—		43,468
THE CHAEUL FUND NO.1		—		1,000		—		—		(11)		—		989
Smart Korea KB Future9-Sejong Venture Fund		962		1,000		—		—		(92)		—		1,870
KB-KTB Technology Venture Fund		5,554		11,200		—		—		(498)		—		16,256
KB-SOLIDUS Healthcare Investment Fund		1,800		18,000		—		—		(1,149)		—		18,651
Paramark KB Fund No.1		1,850		12,444		(2,285)		—		(1,043)		—		10,966
KB Co-Investment Private Equity Fund No.1		—		7,268		—		—		(35)		—		7,233
POSITIVE Sobujang Venture Fund No.1		—		2,000		—		—		(23)		—		1,977
History 2022 Fintech Fund		—		2,000		—		—		(19)		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		2,000		—		—		(18)		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		—		9,350		—		—		(307)		—		9,043
TMAP Mobility Co., Ltd.		—		200,000		—		—		(5,797)		252		194,455
Nextrade Co., Ltd.		—		9,700		—		—		—		—		9,700
Shinhan Global Mobility Fund1		—		1,345		—		—		—		—		1,345
SKB Next Unicorn K-Battery Fund No.1		—		1,995		—		—		—		—		1,995
Others		789		50		(43)		—		75		178		1,049

	~~W~~	448,718	~~W~~	430,691	~~W~~	(101,321)	~~W~~	(46,194)	~~W~~	(49,341)	~~W~~	117	~~W~~	682,670

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021 [1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,279	~~W~~	—	~~W~~	(292)	~~W~~	—	~~W~~	635	~~W~~	—	~~W~~	1,622
KB GwS Private Securities Investment Trust		141,359		—		(141,359)		—		—		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		16,042		—		(4,800)		—		547		—		11,789
KB Star Office Private Real Estate Master Fund No.1		20,066		—		—		(963)		7,137		—		26,240
Balhae Infrastructure Company		106,624		280		(463)		(9,121)		2,465		—		99,785
Aju Good Technology Venture Fund		21,348		—		(4,770)		—		6,343		—		22,921
SY Auto Capital Co., Ltd.		16,144		—		—		—		2,027		51		18,222
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		—		—		—		—		—		—		—
Paycoms Co., Ltd.		198		—		—		—		327		—		525
Food Factory Co., Ltd.		1,281		—		—		—		7		32		1,320
KBSP Private Equity Fund No.4		5,950		—		—		—		(322)		—		5,628
KB Private Equity Fund No.3		94		—		(13)		(81)		—		—		—
Korea Credit Bureau Co., Ltd.		7,153		—		—		(90)		(2,566)		—		4,497
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		9,845		—		(9,725)		(2,120)		2,000		—		—
Keystone-Hyundai Securities No.1 Private Equity Fund		1,556		—		(1,044)		(512)		—		—		—
KB Social Impact Investment Fund		2,874		1,500		—		—		(92)		—		4,282
KB-Solidus Global Healthcare Fund		46,213		—		(3,120)		—		5,805		—		48,898
POSCO-KB Shipbuilding Fund		12,895		—		(7,599)		—		117		—		5,413
KB-TS Technology Venture Private Equity Fund		17,630		3,080		(5,376)		—		1,494		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		26,763		10,000		(10,800)		—		2,956		—		28,919
KB-SJ Tourism Venture Fund		4,133		499		—		—		(486)		—		4,146

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021 [1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
UNION Media Commerce Fund	~~W~~	960	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	—	~~W~~	959
KB-Stonebridge Secondary Private Equity Fund		16,636		13,257		(5,924)		(9,895)		7,874		—		21,948
KB SPROTT Renewable Private Equity Fund No.1		5,049		—		—		—		(369)		—		4,680
KB-UTC Inno-Tech Venture Fund		16,999		5,085		(1,126)		—		14		—		20,972
WJ Private Equity Fund No.1		9,711		—		—		—		(107)		—		9,604
All Together Korea Fund No.2		10,023		—		—		—		47		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		5,611		7,692		—		—		1,951		—		15,254
JR Global REIT		215,854		—		(209,250)		(6,604)		—		—		—
Project Vanilla Co., Ltd.		2,151		—		—		—		(1,626)		—		525
December & Company Inc.		24,402		481		—		—		(3,507)		12		21,388
2020 KB Fintech Renaissance Fund		547		—		—		—		71		—		618
KB Material and Parts No.1 PEF		3,371		—		—		(34)		6		—		3,343
FineKB Private Equity Fund No.1		—		8,375		—		—		(308)		—		8,067
KB Bio Private Equity No.3 Ltd.		—		10,000		—		—		(50)		—		9,950
K The 15th REIT Co., Ltd.		—		8,600		(8,600)		—		—		—		—
G payment Joint Stock Company		—		9,684		—		—		(334)		—		9,350
498 Seventh Owners LLC [2]		—		172,907		(169,424)		(3,483)		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		—		1,000		—		—		(38)		—		962
KB-KTB Technology Venture Fund		—		5,601		—		—		(47)		—		5,554
KB-SOLIDUS Healthcare Investment Fund		—		1,800		—		—		—		—		1,800
Paramark KB Fund No.1		—		2,040		—		—		(190)		—		1,850
Others		674		—		—		—		(303)		418		789

	~~W~~	771,435	~~W~~	261,881	~~W~~	(583,685)	~~W~~	(32,903)	~~W~~	31,477	~~W~~	513	~~W~~	448,718

[1]	Gains on disposal of investments in associates and joint ventures amount to ~~W~~ 20,585 million ~~W~~ 62,048 million for the years ended December 31, 2022 and 2021, respectively.
[2]	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2022 and 2021, and accumulated amount of unrecognized losses as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Unrecognized losses for the period				Accumulated unrecognized losses
	2022		2021		December 31, 2022		December 31, 2021
DSMETAL Co., Ltd.	~~W~~	—	~~W~~	38	~~W~~	103	~~W~~	103
Incheon Bridge Co., Ltd.		(3,518)		1,381		15,963		19,481
Jungdong Steel Co., Ltd.		—		—		489		489
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		(8)		239		543		551
Jinseung Tech Co., Ltd.		(15)		12		18		33
Korea NM Tech Co., Ltd.		3		—		31		28
Chongil Machine & Tools Co., Ltd.		7		49		75		68
Skydigital Inc.		3		68		177		174
Imt Technology Co., Ltd.		—		(3)		—		—
Jo Yang Industrial Co., Ltd.		8		9		113		105
IDTECK Co., Ltd.		(144)		(72)		—		144
MJT&I Corp.		1		152		153		152
Dae-A Leisure Co., Ltd.		310		202		512		202
Il-Kwang Electronic Materials Co., Ltd.		(2)		160		158		160
Inter Shipping Co., Ltd.		1,022		117		1,139		117
Dongjo Co., Ltd		696		—		696		—
Iwon Alloy Co., Ltd.		19		—		19		—
Chunsung-meat co., ltd.		24		—		24		—
ALTSCS CO., LTD.		1		—		1		—
RAND Bio Science Co., Ltd.		231		309		540		309
Star-Lord General Investors Private Real Estate Investment Company No.10		9,741		—		9,741		—

	~~W~~	8,379	~~W~~	2,661	~~W~~	30,722	~~W~~	22,343

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,416,730	~~W~~	—	~~W~~	(4)	~~W~~	2,416,726
Buildings		2,426,317		(839,137)		(5,747)		1,581,433
Leasehold improvements		1,020,095		(943,711)		—		76,384
Equipment and vehicles		2,070,374		(1,766,036)		—		304,338
Construction in-progress		28,045		—		—		28,045
Right-of-use assets		1,440,686		(856,145)		—		584,541

	~~W~~	9,402,247	~~W~~	(4,405,029)	~~W~~	(5,751)	~~W~~	4,991,467

	December 31, 2021
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,548,185	~~W~~	—	~~W~~	(4)	~~W~~	2,548,181
Buildings		2,534,134		(851,730)		(5,747)		1,676,657
Leasehold improvements		977,853		(889,602)		—		88,251
Equipment and vehicles		2,093,461		(1,782,278)		—		311,183
Construction in-progress		39,579		—		—		39,579
Right-of-use assets		1,301,864		(725,817)		—		576,047

	~~W~~	9,495,076	~~W~~	(4,249,427)	~~W~~	(5,751)	~~W~~	5,239,898

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14.1.2 Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Acquisition		Transfer [1]		Disposal		Depreciation [2]		Business combination		Others		Ending
Land	~~W~~	2,548,181	~~W~~	678	~~W~~	(117,290)	~~W~~	(7,223)	~~W~~	—	~~W~~	—	~~W~~	(7,620)	~~W~~	2,416,726
Buildings		1,676,657		12,867		(39,460)		(7,860)		(66,044)		—		5,273		1,581,433
Leasehold improvements		88,251		12,533		36,379		(455)		(60,129)		8		(203)		76,384
Equipment and vehicles		311,183		159,109		1,899		(1,795)		(170,529)		30		4,441		304,338
Construction in-progress		39,579		110,378		(121,306)		(397)		—		—		(209)		28,045
Right-of-use assets		576,047		682,393		(2,640)		(416,712)		(296,509)		—		41,962		584,541

	~~W~~	5,239,898	~~W~~	977,958	~~W~~	(242,418)	~~W~~	(434,442)	~~W~~	(593,211)	~~W~~	38	~~W~~	43,644	~~W~~	4,991,467

(In millions of Korean won)	2021
	Beginning		Acquisition		Transfer [1]		Disposal		Depreciation [2]		Business combination		Others		Ending
Land	~~W~~	2,610,586	~~W~~	1,106	~~W~~	(81,690)	~~W~~	(11,399)	~~W~~	—	~~W~~	—	~~W~~	29,578	~~W~~	2,548,181
Buildings		1,771,582		2,412		(79,802)		6,213		(69,118)		—		45,370		1,676,657
Leasehold improvements		95,827		13,079		40,148		(891)		(61,294)		—		1,382		88,251
Equipment and vehicles		340,658		153,459		2,488		(1,819)		(187,918)		537		3,778		311,183
Construction in-progress		44,190		129,682		(99,763)		(8,435)		—		—		(26,095)		39,579
Right-of-use assets		570,711		614,069		(9)		(324,104)		(288,980)		20		4,340		576,047

	~~W~~	5,433,554	~~W~~	913,807	~~W~~	(218,628)	~~W~~	(340,435)	~~W~~	(607,310)	~~W~~	557	~~W~~	58,353	~~W~~	5,239,898

[1]	Includes transfers with investment properties and assets held for sale.
[2]	Includes depreciation expenses amounting to ~~W~~ 255 million and ~~W~~ 196 million recorded as other operating expenses and others for the years ended December 31, 2022 and 2021, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(5,751)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(5,751)

(In millions of Korean won)	2021
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(6,877)	~~W~~	—	~~W~~	—	~~W~~	1,126	~~W~~	(5,751)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,496,007	~~W~~	—	~~W~~	(478)	~~W~~	1,495,529
Buildings		1,783,438		(125,428)		(5,199)		1,652,811

	~~W~~	3,279,445	~~W~~	(125,428)	~~W~~	(5,677)	~~W~~	3,148,340

(In millions of Korean won)	December 31, 2021
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,577,800	~~W~~	—	~~W~~	(447)	~~W~~	1,577,353
Buildings		1,089,761		(147,307)		(4,863)		937,591

	~~W~~	2,667,561	~~W~~	(147,307)	~~W~~	(5,310)	~~W~~	2,514,944

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2022, are as follows:

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Land and buildings	~~W~~	194,157	Cost approach method	- Price per square meter - Replacement cost
		1,514,800	Market comparison method	- Price per square meter
		1,527,096	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
		233,850	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ~~W~~ 3,469,903 million and ~~W~~ 2,712,402 million as of December 31, 2022 and 2021, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 136,493 million and ~~W~~ 123,313 million for the years ended December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14.2.3 Changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,577,353	~~W~~	387,282	~~W~~	(64,630)	~~W~~	(414,335)	~~W~~	—	~~W~~	9,859	~~W~~	1,495,529
Buildings		937,591		880,545		(62,186)		(153,562)		(38,156)		88,579		1,652,811

	~~W~~	2,514,944	~~W~~	1,267,827	~~W~~	(126,816)	~~W~~	(567,897)	~~W~~	(38,156)	~~W~~	98,438	~~W~~	3,148,340

(In millions of Korean won)
	2021
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,568,098	~~W~~	28,568	~~W~~	22,410	~~W~~	(63,546)	~~W~~	—	~~W~~	21,823	~~W~~	1,577,353
Buildings		965,441		90,393		1,802		(112,159)		(28,933)		21,047		937,591

	~~W~~	2,533,539	~~W~~	118,961	~~W~~	24,212	~~W~~	(175,705)	~~W~~	(28,933)	~~W~~	42,870	~~W~~	2,514,944

*	Includes transfers with property and equipment and assets held for sale.

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	903,003	~~W~~	—	~~W~~	(70,517)	~~W~~	12,669	~~W~~	845,155
Other intangible assets		5,537,835		(3,149,825)		(32,766)		—		2,355,244

	~~W~~	6,440,838	~~W~~	(3,149,825)	~~W~~	(103,283)	~~W~~	12,669	~~W~~	3,200,399

(In millions of Korean won)
	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	887,259	~~W~~	—	~~W~~	(70,517)	~~W~~	(10,335)	~~W~~	806,407
Other intangible assets		5,227,231		(2,732,394)		(34,887)		—		2,459,950

	~~W~~	6,114,490	~~W~~	(2,732,394)	~~W~~	(105,404)	~~W~~	(10,335)	~~W~~	3,266,357

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.2 Details of goodwill as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022				December 31, 2021
	Acquisition cost		Carrying amount *		Acquisition cost		Carrying amount *
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
Kookmin Bank Cambodia Plc.		1,202		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,947		13,092		13,533
KB Daehan Specialized Bank Plc.		1,515		1,712		1,515		1,601
PRASAC Microfinance Institution Plc.		396,942		415,332		396,942		388,524
PT Sunindo Kookmin Best Finance		2,963		2,817		2,963		2,894
PT Bank KB Bukopin Tbk		89,220		83,619		89,220		85,893
PT. KB Finansia Multi Finance		51,820		51,376		51,820		52,772
PT. KB Valbury Sekurita		11,070		10,713		—		—
I-Finance Leasing		4,674		4,449		—		—

	~~W~~	903,003	~~W~~	845,155	~~W~~	887,259	~~W~~	806,407

*	Includes the effect of exchange differences and others.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

(In millions of Korean won)	2021
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2022 are as follows:

	(In millions of Korean won)	December 31, 2022
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount *		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	~~W~~	49,315	~~W~~	5,778,171	16.60	1.00
	Corporate banking		15,973		2,905,282	17.01	1.00
	KB Securities Co., Ltd.		58,889		29,096	17.86	1.00
	KB Capital Co., Ltd.		79,609		1,019,677	16.74	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,404		730,113	12.16	1.00
	KB Securities Vietnam Joint Stock Company		13,947		69,658	19.66	1.00
	KB Daehan Specialized Bank Plc.		1,712		23,981	21.84	1.00
	PT Bank KB Bukopin Tbk		83,619		582,823	20.16	3.00
	PRASAC Microfinance Institution Plc.		415,332		122,207	30.40	3.00
	PT Sunindo Kookmin Best Finance		2,817		10,699	18.55	—
	PT. KB Finansia Multi Finance		51,376		128,087	16.35	1.00
	PT. KB Valbury Sekurita		10,713		67,989	13.95	1.00

		~~W~~	840,706	~~W~~	11,467,783

*	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.

Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. In relation to subsequent cash flows, it is assumed that cash flows will grow at a certain permanent growth rate. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2022 are as follows: (cont’d)

The Group acquired a 100% stake in I-Finance Leasing on December 26, 2022 as the business combination date, and goodwill acquired from this business combination was ~~W~~ 4,449 million as of December 31, 2022. The Group conducts an impairment test annually and whenever there is an indication of impairment and No indication of impairment of goodwill has been observed as of December 31, 2022.

15.5 Details of intangible assets other than goodwill as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,740	~~W~~	(2,913)	~~W~~	(716)	~~W~~	1,111
Software		2,260,879		(1,640,631)		—		620,248
Other intangible assets		841,785		(420,381)		(32,050)		389,354
VOBA		2,395,291		(1,053,362)		—		1,341,929
Right-of-use assets		35,140		(32,538)		—		2,602

	~~W~~	5,537,835	~~W~~	(3,149,825)	~~W~~	(32,766)	~~W~~	2,355,244

(In millions of Korean won)	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	3,056	~~W~~	(1,953)	~~W~~	—	~~W~~	1,103
Software		1,996,646		(1,417,705)		—		578,941
Other intangible assets		797,107		(365,473)		(34,887)		396,747
VOBA		2,395,291		(915,746)		—		1,479,545
Right-of-use assets		35,131		(31,517)		—		3,614

	~~W~~	5,227,231	~~W~~	(2,732,394)	~~W~~	(34,887)	~~W~~	2,459,950

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022
	Beginning		Acquisition & transfer		Disposal		Amortization [1]		Others		Ending
Industrial property rights	~~W~~	1,103	~~W~~	254	~~W~~	—	~~W~~	(246)	~~W~~	—	~~W~~	1,111
Software		578,941		290,229		(332)		(249,050)		460		620,248
Other intangible assets [2]		396,747		69,596		(10,192)		(62,270)		(4,527)		389,354
VOBA		1,479,545		—		—		(137,616)		—		1,341,929
Right-of-use assets		3,614		—		—		(1,012)		—		2,602

	~~W~~	2,459,950	~~W~~	360,079	~~W~~	(10,524)	~~W~~	(450,194)	~~W~~	(4,067)	~~W~~	2,355,244

(In millions of Korean won)
	2021
	Beginning		Acquisition & transfer		Disposal		Amortization [1]		Business combination		Others		Ending
Industrial property rights	~~W~~	2,347	~~W~~	207	~~W~~	(1,080)	~~W~~	(371)	~~W~~	—	~~W~~	—	~~W~~	1,103
Software		573,186		219,128		(838)		(216,073)		8,742		(5,204)		578,941
Other intangible assets [2]		371,773		100,460		(16,907)		(59,761)		—		1,182		396,747
VOBA		1,635,619		—		—		(156,074)		—		—		1,479,545
Right-of-use assets		4,626		—		—		(1,012)		—		—		3,614

	~~W~~	2,587,551	~~W~~	319,795	~~W~~	(18,825)	~~W~~	(433,291)	~~W~~	8,742	~~W~~	(4,022)	~~W~~	2,459,950

[1]	Includes ~~W~~ 164,308 million and ~~W~~ 189,791 million recorded as insurance expenses and other operating expenses for the years ended December 31, 2022 and 2021, respectively.
[2]

Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(34,887)	~~W~~	(1,301)	~~W~~	425	~~W~~	2,997	~~W~~	(32,766)

(In millions of Korean won)	2021
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(36,264)	~~W~~	(5,306)	~~W~~	2,939	~~W~~	3,744	~~W~~	(34,887)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

16. Lease

16.1 The Group as a Lessee

16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Right-of-use property and equipment: *
Real estate	~~W~~	557,122	~~W~~	544,075
Vehicles		20,281		18,416
Others		7,138		13,556

		584,541		576,047

Right-of-use intangible assets *		2,602		3,614

	~~W~~	587,143	~~W~~	579,661

Lease liabilities *	~~W~~	592,697	~~W~~	578,808

* Included in property and equipment, intangible assets, and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	271,703	~~W~~	262,240
Vehicles		17,661		17,796
Others		7,145		8,944
Intangible assets		1,012		1,012

	~~W~~	297,521	~~W~~	289,992

Interest expenses on the lease liabilities	~~W~~	17,849	~~W~~	14,678
Expense relating to short-term lease		4,388		5,920
Expense relating to lease of low-value assets that are not short-term lease		10,089		8,434
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		3		262

Total cash outflows for lease for the years ended December 31, 2022 and 2021 are ~~W~~ 272,050 million and ~~W~~ 267,864 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

16.2 The Group as a Lessor

16.2.1 The Group as a finance lessor

16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022				December 31, 2021
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
Up to 1 year	~~W~~	509,316	~~W~~	363,085	~~W~~	559,569	~~W~~	379,439
1-5 years		679,773		516,701		808,256		540,219
Over 5 years		10,166		10,167		—		—

	~~W~~	1,199,255	~~W~~	889,953	~~W~~	1,367,825	~~W~~	919,658

16.2.1.2 Unearned finance income on finance lease as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Gross investment in the lease	~~W~~	1,199,255	~~W~~	1,367,825
Net investment in the lease:
Present value of minimum lease payments		889,953		919,658
Present value of unguaranteed residual value		232,047		349,478

		1,122,000		1,269,136

Unearned finance income	~~W~~	77,255	~~W~~	98,689

16.2.2 The Group as an operating lessor

Future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Minimum lease payments to be received:
Up to 1 year	~~W~~	919,299	~~W~~	918,640
1-5 years		1,576,352		1,797,551
Over 5 years		227,946		299,984

	~~W~~	2,723,597	~~W~~	3,016,175

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17. Deferred Income Tax Assets and Liabilities

17.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	195,191	~~W~~	—	~~W~~	195,191
Allowances for credit losses		2,151		(12,259)		(10,108)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,693		(203,130)		(154,437)
Gains or losses on valuation of security investment		1,040,989		(278,334)		762,655
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,102		(283,840)		(273,738)
Others *		1,224,029		(951,433)		272,596

		3,525,169		(3,296,777)		228,392

Offsetting of deferred income tax assets and liabilities		(3,274,084)		3,274,084		—

	~~W~~	251,085	~~W~~	(22,693)	~~W~~	228,392

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Assets		Liabilities		Net amount
Other provisions	~~W~~	178,027	~~W~~	—	~~W~~	178,027
Allowances for credit losses		28,770		(3,008)		25,762
Impairment losses of property and equipment		9,198		(1,833)		7,365
Share-based payments		24,249		—		24,249
Provisions for acceptances and guarantees		33,091		—		33,091
Gains or losses on valuation of derivatives		41,289		(139,281)		(97,992)
Present value discount		14,254		(5,929)		8,325
Gains or losses on fair value hedge		—		(14,642)		(14,642)
Accrued interest		—		(140,852)		(140,852)
Deferred loan origination fees and costs		10,473		(223,170)		(212,697)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(318,539)		(318,539)
Investments in subsidiaries and others		42,547		(159,411)		(116,864)
Gains or losses on valuation of security investment		104,168		(1,192,004)		(1,087,836)
Defined benefit liabilities		608,471		—		608,471
Accrued expenses		281,983		—		281,983
Retirement insurance expense		—		(573,895)		(573,895)
Adjustments to the prepaid contributions		—		(29,273)		(29,273)
Derivative-linked securities		2,241		(46,895)		(44,654)
Others *		1,031,411		(871,625)		159,786

		2,410,172		(3,722,060)		(1,311,888)

Offsetting of deferred income tax assets and liabilities		(2,251,079)		2,251,079		—

	~~W~~	159,093	~~W~~	(1,470,981)	~~W~~	(1,311,888)

*

Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.), KB Insurance Co., Ltd. and others.

17.2 Unrecognized Deferred Income Tax Assets

17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 1,148,089 million associated with investments in subsidiaries and others as of December 31, 2022, because it is not probable that these temporary differences will reverse in the foreseeable future.

17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 96,750 million associated with others as of December 31, 2022, due to the uncertainty that these temporary differences will be realized in the future.

17.3 Unrecognized Deferred Income Tax Liabilities

17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 565,035 million associated with investments in subsidiaries and others as of December 31, 2022, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2022, for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

17.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	649,447	~~W~~	625,770	~~W~~	715,694	~~W~~	739,371
Allowances for credit losses		100,178		99,713		326		791
Impairment losses of property and equipment		33,445		22,725		12,255		22,975
Deferred loan origination fees and costs		38,086		19,556		33,075		51,605
Share-based payments		85,308		74,120		69,589		80,777
Provisions for acceptances and guarantees		120,332		120,332		150,140		150,140
Gains or losses on valuation of derivatives		149,817		149,817		513,151		513,151
Present value discount		51,832		51,586		76,153		76,399
Investments in subsidiaries and others		514,340		59,444		863,317		1,318,213
Gains or losses on valuation of security investment		368,079		368,079		3,872,016		3,872,016
Defined benefit liabilities		2,376,629		467,454		118,171		2,027,346
Accrued expenses		1,026,651		1,026,591		1,013,263		1,013,323
Derivative-linked securities		8,147		8,147		38,123		38,123
Others [1]		3,194,675		2,306,121		2,950,445		3,838,999

		8,716,966		5,399,455		10,425,718		13,743,229

Unrecognized deferred income tax assets
Other provisions		404						3880
Investments in subsidiaries and others		372,410						1,148,089
Others		107,067						96,750

		8,237,085						12,494,510
Tax rate (%)		27.5						26.5

Total deferred income tax assets	~~W~~	2,410,172					~~W~~	3,525,169

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	(53,243)	~~W~~	(53,243)	~~W~~	(354,085)	~~W~~	(354,085)
Accrued interest		(512,188)		(475,840)		(597,870)		(634,218)
Allowances for credit losses		(10,939)		(10,939)		(46,262)		(46,262)
Impairment losses of property and equipment		(3,731)		(283)		—		(3,448)
Deferred loan origination fees and costs		(802,237)		(802,237)		(690,979)		(690,979)
Advanced depreciation provision		(6,192)		(126)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(506,476)		(498,609)		(747,674)		(755,541)
Present value discount		(21,469)		(21,469)		(9,703)		(9,703)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,158,322)		(92,944)		(37,914)		(1,103,292)
Investments in subsidiaries and others		(964,530)		(87,129)		(434,311)		(1,311,712)
Gains or losses on valuation of security investment		(4,267,575)		(4,263,845)		(988,618)		(992,348)
Defined benefit liabilities		—		—		(3,014)		(3,014)
Retirement insurance expense		(2,080,645)		(324,513)		(437,492)		(2,193,624)
Adjustments to the prepaid contributions		(106,446)		(106,446)		(105,608)		(105,608)
Derivative-linked securities		(170,526)		(170,526)		(1,071,093)		(1,071,093)
Others [1]		(3,095,313)		(1,832,328)		(2,218,485)		(3,481,470)

		(13,825,120)		(8,740,477)		(7,752,205)		(12,836,848)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(404,147)						(565,035)
Others		(446)						(446)

		(13,355,239)						(12,206,079)
Tax rate (%) [2]		27.5						26.5

Total deferred income tax liabilities	~~W~~	(3,722,060)					~~W~~	(3,296,777)

[1]	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.), KB Insurance Co., Ltd. and others.
[2]

The corporate tax rate was changed due to the amendment of corporate tax law in 2022. Accordingly, the rate of 26.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Gains or losses on fair value hedge	~~W~~	76,583	~~W~~	76,583	~~W~~	—	~~W~~	—
Other provisions		544,705		527,058		631,800		649,447
Allowances for credit losses		93,749		69,023		75,452		100,178
Impairment losses of property and equipment		14,516		4,361		23,290		33,445
Deferred loan origination fees and costs		26,269		13,719		25,536		38,086
Share-based payments		62,085		55,002		78,225		85,308
Provisions for acceptances and guarantees		61,984		61,984		120,332		120,332
Gains or losses on valuation of derivatives		76,238		76,238		149,817		149,817
Present value discount		62,029		61,783		51,586		51,832
Investments in subsidiaries and others		371,001		203,470		346,809		514,340
Gains or losses on valuation of security investment		251,690		252,497		368,886		368,079
Defined benefit liabilities		2,299,159		315,719		393,189		2,376,629
Accrued expenses		1,220,283		1,220,283		1,026,651		1,026,651
Derivative-linked securities		284,370		284,370		8,147		8,147
Others *		3,648,764		554,628		100,539		3,194,675

		9,093,425		3,776,718		3,400,259		8,716,966

Unrecognized deferred income tax assets
Other provisions		3,054						404
Investments in subsidiaries and others		242,875						372,410
Others		75,831						107,067

		8,771,665						8,237,085
Tax rate (%)		27.5						27.5

Total deferred income tax assets	~~W~~	2,478,283					~~W~~	2,410,172

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	—	~~W~~	—	~~W~~	(53,243)	~~W~~	(53,243)
Accrued interest		(457,626)		(442,101)		(496,663)		(512,188)
Allowances for credit losses		(12,203)		(12,203)		(10,939)		(10,939)
Impairment losses of property and equipment		(3,935)		(204)		—		(3,731)
Deferred loan origination fees and costs		(820,223)		(820,223)		(802,237)		(802,237)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains or losses on valuation of derivatives		(812,662)		(804,383)		(498,197)		(506,476)
Present value discount		(10,916)		(10,916)		(21,469)		(21,469)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,162,538)		(48,981)		(44,765)		(1,158,322)
Investments in subsidiaries and others		(646,676)		(150,480)		(468,334)		(964,530)
Gains or losses on valuation of security investment		(4,425,922)		(2,552,447)		(2,394,100)		(4,267,575)
Retirement insurance expense		(1,963,061)		(228,784)		(346,368)		(2,080,645)
Adjustments to the prepaid contributions		(102,768)		(102,768)		(106,446)		(106,446)
Derivative-linked securities		(112,293)		(112,293)		(170,526)		(170,526)
Others *		(2,706,386)		(1,819,652)		(2,208,579)		(3,095,313)

		(13,308,689)		(7,105,435)		(7,621,866)		(13,825,120)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(260,739)						(404,147)
Others		(1,042)						(446)

		(12,981,620)						(13,355,239)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(3,591,024)					~~W~~	(3,722,060)

*	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.), KB Insurance Co., Ltd. and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

18. Assets Held for Sale and Assets of a Disposal Group Held for Sale

18.1 Assets Held for Sale

18.1.1 Details of assets held for sale as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	106,349	~~W~~	(20,395)	~~W~~	85,954	~~W~~	104,990
Buildings held for sale		162,973		(38,869)		124,104		137,706
Other assets held for sale		4,547		(2,847)		1,700		1,699

	~~W~~	273,869	~~W~~	(62,111)	~~W~~	211,758	~~W~~	244,395

(In millions of Korean won)	December 31, 2021
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	115,099	~~W~~	(16,528)	~~W~~	98,571	~~W~~	135,192
Buildings held for sale		170,892		(36,923)		133,969		149,569
Other assets held for sale		10,142		(5,364)		4,778		4,778

	~~W~~	296,133	~~W~~	(58,815)	~~W~~	237,318	~~W~~	289,539

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

18.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2022 are as follows:

(In millions of Korean won)

December 31, 2022
	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	~~W~~ 244,395	Sales comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or local factors or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

18.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(58,815)	~~W~~	(7,587)	~~W~~	242	~~W~~	4,049	~~W~~	(62,111)

(In millions of Korean won)	2021
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(46,115)	~~W~~	(15,490)	~~W~~	—	~~W~~	2,790	~~W~~	(58,815)

18.1.4 As of December 31, 2022, assets held for sale consist of 11 real estates of closed offices and 438 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2022. The remaining 438 assets are being actively marketed.

18.2 Assets of a Disposal Group Held for Sale

The Group decided to sell all of its shares in 498 Seventh KOR Holdco LP held by Hanwha US Equity Strategy Private Real Estate Fund No.3, which is a subsidiary and 498 Seventh KOR LLC held by 498 Seventh KOR Holdco LP. The Group classified assets of 498 Seventh KOR Holdco LP and 498 Seventh KOR LLC as assets of a disposal group held for sale, and classified currency translation differences as accumulated other comprehensive income relating to assets of a disposal group held for sale and has entered into a share transfer contract with JR REIT No.28 in 2021, and completed the sale process in January 2022. Accordingly, there are no assets, liabilities, and accumulated other comprehensive income relating to a disposal group held for sale as of December 31, 2022

18.2.1 There is no liabilities of a disposal group held for sale and details of assets of a disposal group held for sale as of December 31, 2021 are as follows:

(In millions of Korean won)	December 31, 2021
	498 seventh Holdco LP		498 seventh KOR LLC		Total
Cash	~~W~~	556	~~W~~	512	~~W~~	1,068
Investments in associates		—		169,424		169,424
Other assets		—		1,257		1,257

	~~W~~	556	~~W~~	171,193	~~W~~	171,749

There is no impairment loss recognized as for the assets of a disposal group held for sale as of December 31, 2021.

18.2.2 Details of accumulated other comprehensive income relating to assets of a disposal group held for sale as of December 31, 2021 are as follows:

(In millions of Korean won)	December 31, 2021
Currency translation differences	~~W~~	7,671

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

19. Other Assets

19.1 Details of other assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Other financial assets
Other receivables	~~W~~	6,648,187	~~W~~	6,732,917
Accrued income		2,507,324		1,916,667
Guarantee deposits		984,176		1,035,522
Domestic exchange settlement debits		879,847		1,014,938
Others		352,955		204,940
Less: Allowances for credit losses		(155,404)		(143,205)
Less: Present value discount		(7,735)		(6,429)

		11,209,350		10,755,350

Other non-financial assets
Other receivables		5,653		1,764
Prepaid expenses		471,258		254,990
Guarantee deposits		3,157		7,268
Insurance assets		3,248,548		2,924,698
Separate account assets		9,820,673		10,556,935
Others		3,697,420		3,689,340
Less: Allowances for credit losses		(18,530)		(16,172)

		17,228,179		17,418,823

	~~W~~	28,437,529	~~W~~	28,174,173

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	143,205	~~W~~	16,172	~~W~~	159,377
Write-offs		(10,028)		(70)		(10,098)
Provision		15,224		2,182		17,406
Business combination		267		—		267
Others		6,736		246		6,982

Ending	~~W~~	155,404	~~W~~	18,530	~~W~~	173,934

(In millions of Korean won)	2021
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	119,762	~~W~~	17,520	~~W~~	137,282
Write-offs		(3,504)		(380)		(3,884)
Provision (reversal)		25,387		(447)		24,940
Business combination		227		—		227
Others		1,333		(521)		812

Ending	~~W~~	143,205	~~W~~	16,172	~~W~~	159,377

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

20. Financial Liabilities at Fair Value through Profit or Loss

20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,102,537	~~W~~	2,826,885
Others		90,673		112,699

		2,193,210		2,939,584

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,394		9,149,396

		10,078,394		9,149,396

	~~W~~	12,271,604	~~W~~	12,088,980

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Amount contractually required to pay at maturity	~~W~~	9,973,340	~~W~~	8,957,602
Carrying amount		10,078,394		9,149,396

Difference	~~W~~	(105,054)	~~W~~	(191,794)

21. Deposits

Details of deposits as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Demand deposits
Demand deposits in Korean won	~~W~~	152,079,457	~~W~~	180,560,022
Demand deposits in foreign currencies		12,844,385		15,955,246

		164,923,842		196,515,268

Time deposits
Time deposits in Korean won		194,117,692		155,799,563

		194,117,692		155,799,563

Time deposits in foreign currencies		23,529,633		15,594,718
Fair value adjustments of fair value hedged time deposits in foreign currencies		(8,591)		(1,319)

		23,521,042		15,593,399

		217,638,734		171,392,962

Certificates of deposits		6,325,876		4,115,688

	~~W~~	388,888,452	~~W~~	372,023,918

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

22. Borrowings

22.1 Details of borrowings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
General borrowings	~~W~~	55,789,869	~~W~~	40,859,845
Bonds sold under repurchase agreements and others		11,773,494		14,374,863
Call money		4,154,003		1,677,666

	~~W~~	71,717,366	~~W~~	56,912,374

22.2 Details of general borrowings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of December 31, 2022	December 31, 2022	December 31, 2021
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25~1.75	~~W~~8,282,289	~~W~~7,131,019
	Borrowings from the government	SEMAS and others	0.00~3.23	2,670,867	2,683,056
	Borrowings from banks	Shinhan Bank and others	2.49~6.53	914,360	171,482
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.39~6.96	2,189,510	1,935,906
	Other borrowings	The Korea Development Bank and others	0.00~8.79	19,806,869	13,292,759

				33,863,895	25,214,222

Borrowings in foreign currencies	Due to banks	Bank of China Seoul Branch and others	—	18,266	2,143
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~14.00	16,296,725	13,396,379
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.07~5.89	38,249	24,867
	Other borrowings	Standard Chartered Bank and others	0.00~8.00	5,572,734	2,222,234

				21,925,974	15,645,623

				~~W~~55,789,869	~~W~~40,859,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	~~W~~	11,769,694	~~W~~	14,372,761
Bills sold	Counter sale	1.55~2.00		3,800		2,102

			~~W~~	11,773,494	~~W~~	14,374,863

22.4 Details of call money as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Call money in Korean won	Samsung Asset Management and others	2.90~5.05	~~W~~	2,943,500	~~W~~	40,000
Call money in foreign currencies	BANK CIMB NIAGA and others	0.00~7.80		1,210,503		1,637,666

			~~W~~	4,154,003	~~W~~	1,677,666

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

23. Debentures

23.1 Details of debentures as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Debentures in Korean won
Structured debentures	5.65~8.62	~~W~~	710	~~W~~	910
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02~7.86		5,354,890		6,241,957
Fixed rate debentures	0.99~13.70		45,424,094		44,124,235
Floating rate debentures	1.54~6.36		5,455,000		6,893,782

			56,474,694		57,500,884
Fair value adjustments of fair value hedged debentures in Korean won			(249,629)		(79,877)
Less: Discount on debentures in Korean won			(29,166)		(38,976)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(8,435)		(11,719)

			56,187,464		57,370,312

Debentures in foreign currencies
Floating rate debentures	2.42~5.98		2,168,341		2,749,174
Fixed rate debentures	0.05~12.00		10,482,244		7,312,966

			12,650,585		10,062,140
Fair value adjustments of fair value hedged debentures in foreign currencies			(95,865)		27,953
Less: Discount on debentures in foreign currencies			(43,981)		(30,217)

			12,510,739		10,059,876

		~~W~~	68,698,203	~~W~~	67,430,188

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

23.2 Changes in debentures based on par value for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	910	~~W~~	—	~~W~~	(200)	~~W~~	—	~~W~~	710
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		6,241,957		286,000		(1,173,067)		—		5,354,890
Fixed rate debentures		44,124,235		96,782,415		(95,482,556)		—		45,424,094
Floating rate debentures		6,893,782		5,350,000		(6,788,782)		—		5,455,000

		57,500,884		102,418,415		(103,444,605)		—		56,474,694

Debentures in foreign currencies
Floating rate debentures		2,749,174		1,286,016		(2,072,615)		205,766		2,168,341
Fixed rate debentures		7,312,966		3,940,693		(1,113,993)		342,578		10,482,244

		10,062,140		5,226,709		(3,186,608)		548,344		12,650,585

	~~W~~	67,563,024	~~W~~	107,645,124	~~W~~	(106,631,213)	~~W~~	548,344	~~W~~	69,125,279

(In millions of Korean won)	2021
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,960	~~W~~	—	~~W~~	(1,050)	~~W~~	—	~~W~~	910
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		4,834,407		1,409,000		(1,450)		—		6,241,957
Fixed rate debentures		47,229,619		110,295,448		(113,400,832)		—		44,124,235
Floating rate debentures		3,190,000		6,085,064		(2,381,282)		—		6,893,782

		55,495,986		117,789,512		(115,784,614)		—		57,500,884

Debentures in foreign currencies
Floating rate debentures		2,232,938		810,920		(500,901)		206,217		2,749,174
Fixed rate debentures		5,030,580		3,195,539		(1,224,070)		310,917		7,312,966

		7,263,518		4,006,459		(1,724,971)		517,134		10,062,140

	~~W~~	62,759,504	~~W~~	121,795,971	~~W~~	(117,509,585)	~~W~~	517,134	~~W~~	67,563,024

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

24. Provisions

24.1 Details of provisions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Provisions for credit losses of unused loan commitments	~~W~~	342,182	~~W~~	308,640
Provisions for credit losses of acceptances and guarantees		153,529		121,104
Provisions for credit losses of financial guarantee contracts		2,955		5,351
Provisions for restoration costs		159,033		152,186
Others		311,120		221,323

	~~W~~	968,819	~~W~~	808,604

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		41,314		(40,375)		(939)		1,144		(1,144)		—
Transfer to lifetime expected credit losses		(19,232)		19,848		(616)		(355)		1,016		(661)
Impairment		(338)		(1,705)		2,043		(9)		(142)		151
Provision (reversal) for credit losses		2,587		25,743		2,738		(1,689)		33,983		(3,262)
Others (exchange differences, etc.)		1,557		937		(20)		418		2,841		134

Ending	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)
	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		38,831		(37,595)		(1,236)		3,958		(203)		(3,755)
Transfer to lifetime expected credit losses		(27,308)		28,203		(895)		(3,973)		3,982		(9)
Impairment		(457)		(1,002)		1,459		(10)		(85)		95
Provision (reversal) for credit losses		(22,543)		29,145		127		(7,425)		64,178		711
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		1,940		405		—		1,759		(540)		167

Ending	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	5,351	~~W~~	6,348
Provision (reversal)		(2,396)		(830)
Others		—		(167)

Ending	~~W~~	2,955	~~W~~	5,351

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

24.4 Changes in provisions for restoration costs for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	152,186	~~W~~	151,696
Provision		17,270		11,350
Reversal		210		(2,075)
Used		(23,916)		(15,739)
Unwinding of discount		2,725		1,589
Effect of changes in discount rate		10,558		5,365

Ending	~~W~~	159,033	~~W~~	152,186

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

24.5 Changes in other provisions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	140,191	~~W~~	221,323
Increase		84		2,666		62,611		89,179		154,540
Decrease		(22,940)		(2,934)		(4,252)		(34,617)		(64,743)

Ending	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	194,753	~~W~~	311,120

(In millions of Korean won)
	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		77,384		3,429		18,670		71,972		171,455
Decrease		(73,983)		(3,374)		(4,190)		(64,614)		(146,161)
Others		—		—		171		6		177

Ending	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	140,191	~~W~~	221,323

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25. Net Defined Benefit Liabilities

25.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,572,517	~~W~~	(2,447,079)	~~W~~	125,438
Current service cost		249,099		—		249,099
Past service cost		3,669		—		3,669
Gains on settlement		(1,859)		—		(1,859)
Interest expense (income)		65,357		(62,872)		2,485
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		33,078		—		33,078
Actuarial gains and losses by changes in financial assumptions		(479,797)		—		(479,797)
Actuarial gains and losses by experience adjustments		47,086		—		47,086
Return on plan assets (excluding amounts included in interest income)		—		68,550		68,550
Contributions by the Group		—		(400,689)		(400,689)
Contributions by the employees		—		—		—
Payments from plans (settlement)		(78)		—		(78)
Payments from plans (benefit payments)		(234,192)		232,994		(1,198)
Payments from the Group		(43,763)		494		(43,269)
Transfer in		13,982		(13,285)		697
Transfer out		(13,340)		13,299		(41)
Effect of exchange differences		1,218		69		1,287
Effect of business acquisition and disposal		2,635		—		2,635
Others		(282)		—		(282)

Ending *	~~W~~	2,215,330	~~W~~	(2,608,519)	~~W~~	(393,189)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,491,923	~~W~~	(2,302,953)	~~W~~	188,970
Current service cost		241,448		—		241,448
Past service cost		451		—		451
Gains on settlement		(4,311)		—		(4,311)
Interest expense (income)		47,481		(44,560)		2,921
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		27,611		—		27,611
Actuarial gains and losses by changes in financial assumptions		52,684		—		52,684
Actuarial gains and losses by experience adjustments		(24,592)		—		(24,592)
Return on plan assets (excluding amounts included in interest income)		—		9,438		9,438
Contributions by the Group		—		(319,601)		(319,601)
Contributions by the employees		—		(17,574)		(17,574)
Payments from plans (settlement)		(6,961)		6,944		(17)
Payments from plans (benefit payments)		(221,276)		221,274		(2)
Payments from the Group		(34,242)		—		(34,242)
Transfer in		9,854		(9,292)		562
Transfer out		(9,292)		9,292		—
Effect of exchange differences		1,670		(47)		1,623
Effect of business acquisition and disposal		21		—		21
Others		48		—		48

Ending *	~~W~~	2,572,517	~~W~~	(2,447,079)	~~W~~	125,438

*

The net defined benefit assets of ~~W~~ 393,189 million is calculated by subtracting ~~W~~ 85,745 million of net defined benefit liabilities from ~~W~~ 478,934 million of net defined benefit assets as of December 31, 2022. The net defined benefit liabilities of ~~W~~ 125,438 million is calculated by subtracting ~~W~~ 100,083 million of net defined benefit assets from ~~W~~ 225,521 million of net defined benefit liabilities as of December 31, 2021.

25.3 Details of net defined benefit liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Present value of defined benefit obligation	~~W~~	2,215,330	~~W~~	2,572,517
Fair value of plan assets		(2,608,519)		(2,447,079)

Net defined benefit liabilities	~~W~~	(393,189)	~~W~~	125,438

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Current service cost	~~W~~	249,099	~~W~~	241,448
Past service cost		3,669		451
Net interest expense on net defined benefit liabilities		2,485		2,921
Gains on settlement		(1,859)		(4,311)

Post-employment benefits *	~~W~~	253,394	~~W~~	240,509

*

Includes post-employment benefits amounting to ~~W~~ 3,383 million recognized as other operating expenses and ~~W~~ 137 million recognized as prepayment for the year ended December 31, 2022, and post-employment benefits amounting to ~~W~~ 3,194 million recognized as other operating expenses for the year ended December 31, 2021.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(68,550)	~~W~~	(9,438)
Actuarial gains and losses		399,633		(55,703)
Income tax effect		(91,150)		18,638
Effect of exchange differences		(231)		993

Remeasurements after income tax expense	~~W~~	239,702	~~W~~	(45,510)

25.6 Details of fair value of plan assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,571,508	~~W~~	2,571,508
Debt securities		—		33,434		33,434
Investment fund		—		3,577		3,577

	~~W~~	—	~~W~~	2,608,519	~~W~~	2,608,519

(In millions of Korean won)	December 31, 2021
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,441,324	~~W~~	2,441,324
Derivative instruments		—		3,427		3,427
Investment fund		—		2,328		2,328

	~~W~~	—	~~W~~	2,447,079	~~W~~	2,447,079

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

25.7 Details of significant actuarial assumptions used as of December 31, 2022 and 2021, are as follows:

	December 31, 2022	December 31, 2021
Discount rate (%)	4.90~5.20	1.80~2.70
Salary increase rate (%)	0.00~7.00	0.00~7.50
Turnover rate (%)	0.00~38.60	0.00~50.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2022, are as follows:

	Changes in assumptions	Effect on defined benefit obligation
		Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.12% decrease	3.31% increase
Salary increase rate	0.5%p	3.27% increase	3.10% decrease
Turnover rate	0.5%p	0.14% increase	0.15% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2022, are as follows:

(In millions of Korean won)
	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits *	~~W~~	211,591	~~W~~	279,808	~~W~~	849,878	~~W~~	1,557,212	~~W~~	7,553,530	~~W~~	10,452,019

*	Amount determined under the promotion compensation type defined contribution plan is excluded.

The weighted average duration of the defined benefit obligation is 1 ~ 11 years.

25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2022 is ~~W~~ 409,391 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

26. Other Liabilities

Details of other liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Other financial liabilities
Other payables	~~W~~	11,730,583	~~W~~	11,175,682
Prepaid card and debit card payables		35,259		33,972
Accrued expenses		3,950,605		2,620,819
Financial guarantee contracts liabilities		46,467		52,603
Deposits for letter of guarantees and others		1,762,482		1,093,680
Domestic exchange settlement credits		1,738,489		5,125,430
Foreign exchange settlement credits		250,138		169,264
Due to trust accounts		5,808,446		7,033,849
Liabilities incurred from agency relationships		513,621		739,276
Account for agency business		241,910		423,798
Dividend payables		3,425		474
Lease liabilities		592,697		578,808
Others		31,124		446,747

		26,705,246		29,494,402

Other non-financial liabilities
Other payables		400,407		348,003
Unearned revenue		759,308		656,375
Accrued expenses		900,141		956,461
Deferred revenue on credit card points		243,131		214,053
Withholding taxes		228,119		164,333
Separate account liabilities		10,513,553		11,071,159
Others		390,460		225,696

		13,435,119		13,636,080

	~~W~~	40,140,365	~~W~~	43,130,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

27. Equity

27.1 Share Capital

27.1.1 Details of share capital as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2022		December 31, 2021
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		408,897,068		415,807,920
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

27.1.2 Changes in outstanding shares for the years ended December 31, 2022 and 2021, are as follows:

(In number of shares)	2022	2021
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

27.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		—
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		—
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		—
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		—
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		—
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		—
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		—

				~~W~~	4,434,251	~~W~~	2,838,221

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 873,908 million issued by Kookmin Bank, hybrid securities of ~~W~~ 82,679 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

27.3 Capital Surplus

Details of capital surplus as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,856		4,219,356
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,940,731	~~W~~	16,940,231

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

27.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Remeasurements of net defined benefit liabilities	~~W~~	(88,768)	~~W~~	(328,392)
Currency translation differences		253,815		96,534
Gains(losses) on financial instruments at fair value through other comprehensive income		(2,629,451)		918,927
Share of other comprehensive loss of associates and joint ventures		(3,342)		(2,980)
Gains(Losses) on cash flow hedging instruments		23,741		(7,733)
Losses on hedging instruments of net investments in foreign operations		(114,743)		(35,658)
Other comprehensive loss arising from separate account		(214,735)		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,075		2,208
Gains on overlay adjustment		19,355		459,484
Assets of a disposal group held for sale		—		7,671

	~~W~~	(2,713,053)	~~W~~	1,054,945

27.5 Retained Earnings

27.5.1 Details of retained earnings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Legal reserves [1]	~~W~~	839,235	~~W~~	695,347
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		26,625,278		23,995,468

	~~W~~	28,446,513	~~W~~	25,672,815

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,355,734 million and ~~W~~ 4,116,579 million for the years ended December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

27.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

27.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,355,734	~~W~~	4,116,579
Non-controlling interests		89,214		67,042

	~~W~~	4,444,948	~~W~~	4,183,621

27.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won, except for earnings per share)	2022		2021
Provision of regulatory reserve for credit losses	~~W~~	239,155	~~W~~	529,140
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		4,029,271		3,808,865
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		10,341		9,775
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		10,106		9,562

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

27.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won and in number of shares)

	2022
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

(In millions of Korean won and in number of shares)

	2021
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

28. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	3,186	~~W~~	1,723
Securities measured at fair value through profit or loss		860,271		579,128
Loans measured at fair value through profit or loss		12,933		9,537
Securities measured at fair value through other comprehensive income		1,079,548		784,980
Loans measured at fair value through other comprehensive income		10,612		4,618
Due from financial institutions measured at amortized cost		157,913		66,375
Securities measured at amortized cost		1,120,608		765,656
Loans measured at amortized cost		17,191,116		12,745,780
Others		352,331		253,081

		20,788,518		15,210,878

Interest expense
Deposits		4,536,373		2,218,556
Borrowings		1,291,380		510,385
Debentures		1,640,773		1,169,708
Others		207,058		82,657

		7,675,584		3,981,306

Net interest income	~~W~~	13,112,934	~~W~~	11,229,572

Interest income recognized on impaired loans is ~~W~~ 53,215 million and ~~W~~ 52,638 million for the years ended December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

29. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Fee and commission income
Banking activity fees	~~W~~	180,749	~~W~~	178,412
Lending activity fees		80,700		82,184
Credit card and debit card related fees		1,491,666		1,526,911
Agent activity fees		243,740		205,206
Trust and other fiduciary fees		337,171		408,834
Fund management related fees		130,629		178,090
Acceptances and guarantees fees		66,827		49,782
Foreign currency related fees		285,380		245,299
Securities agency fees		124,771		174,709
Other business account commission on consignment		36,211		39,178
Commissions received on securities business		628,449		881,407
Lease fees		1,004,670		897,983
Others		510,557		455,611

		5,121,520		5,323,606

Fee and commission expense
Trading activity related fees *		44,200		54,857
Lending activity fees		42,086		42,981
Credit card and debit card related fees		815,252		831,724
Outsourcing related fees		255,899		210,480
Foreign currency related fees		75,078		51,931
Others		567,373		506,050

		1,799,888		1,698,023

Net fee and commission income	~~W~~	3,321,632	~~W~~	3,625,583

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	2,045,436	~~W~~	1,804,112
Equity securities		494,723		733,823

		2,540,159		2,537,935

Derivatives held for trading:
Interest rate		11,772,927		4,820,712
Currency		15,020,553		7,492,806
Stock or stock index		1,983,900		1,603,501
Credit		78,638		20,147
Commodity		33,576		21,864
Others		101,097		145,879

		28,990,691		14,104,909

Financial liabilities at fair value through profit or loss		114,525		72,585
Other financial instruments		252		6,753

		31,645,627		16,722,182

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		2,733,891		1,280,960
Equity securities		546,036		426,431

		3,279,927		1,707,391

Derivatives held for trading:
Interest rate		10,747,221		4,669,893
Currency		15,160,772		7,422,604
Stock or stock index		2,482,044		1,604,027
Credit		68,324		14,051
Commodity		30,167		14,815
Others		323,704		175,411

		28,812,232		13,900,801

Financial liabilities at fair value through profit or loss		63,571		80,790
Other financial instruments		205		6,839

		32,155,935		15,695,821

Net gains(losses) on financial instruments at fair value through profit or loss	~~W~~	(510,308)	~~W~~	1,026,361

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	1,186,908	~~W~~	623,929

		1,186,908		623,929

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		429,243		654,986

		429,243		654,986

Net gains(losses) on financial instruments designated at fair value through profit or loss	~~W~~	757,665	~~W~~	(31,057)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

31. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	24	~~W~~	2
Gains on disposal of financial instruments at fair value through other comprehensive income		24,735		126,710

		24,759		126,712

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		83,552		136,620
Gains on redemption of securities measured at amortized cost		—		126
Gains on disposal of securities measured at amortized cost		110		41

		83,662		136,787

Gains on loans measured at fair value through other comprehensive income:
Gains on sale of loans measured at fair value through other comprehensive income		—		226

		—		226

Gains on hedge accounting		858,305		386,398
Gains on foreign exchange transactions		11,514,706		3,878,089
Dividend income		36,675		33,805
Others		498,412		367,177

		13,016,519		4,929,194

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		3,049		2,172
Losses on disposal of financial instruments at fair value through other comprehensive income		258,505		222,512

		261,554		224,684

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		78,089		14,669
Losses on redemption of securities measured at amortized cost		—		6
Losses on disposal of securities measured at amortized cost		—		2

		78,089		14,677

Losses on hedge accounting		877,512		473,091
Losses on foreign exchange transactions		11,173,168		3,570,783
Deposit insurance fee		598,548		550,677
Credit guarantee fund fee		283,912		263,297
Depreciation expenses of operating lease assets		682,783		602,908
Others		1,426,744		1,152,644

		15,382,310		6,852,761

Net other operating expenses	~~W~~	(2,365,791)	~~W~~	(1,923,567)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32. General and Administrative Expenses

32.1 Details of general and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Expenses related to employee
Employee benefits - salaries	~~W~~	3,070,840	~~W~~	3,007,439
Employee benefits - others		988,778		927,665
Post-employment benefits - defined benefit plans		249,874		237,315
Post-employment benefits - defined contribution plans		45,655		37,731
Termination benefits		319,794		322,970
Share-based payments		58,275		101,935

		4,733,216		4,635,055

Depreciation and amortization		878,841		850,614

Other general and administrative expenses
Rental expense		121,577		112,902
Tax and dues		310,853		268,383
Communication		63,871		60,221
Electricity and utilities		35,987		36,565
Publication		11,991		13,417
Repairs and maintenance		56,221		53,218
Vehicle		19,815		16,901
Travel		23,585		13,271
Training		36,890		34,056
Service fees		264,854		260,298
Electronic data processing expenses		397,315		314,511
Advertising		227,991		210,187
Others		354,795		321,254

		1,925,745		1,715,184

	~~W~~	7,537,802	~~W~~	7,200,853

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2 Share-based Payments

32.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2022, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 29	Jan. 1, 2021	79,840	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 01, 2022	62,991	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 01, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	6,126	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		4,243	Satisfied
Deferred grant in 2016		3,533	Satisfied
Deferred grant in 2017		1,127	Satisfied
Deferred grant in 2018		1,766	Satisfied
Deferred grant in 2019		7,598	Satisfied
Deferred grant in 2020		27,956	Satisfied
Deferred grant in 2021		27,204	Satisfied

		294,426

Kookmin Bank
Series 80	Mar. 1, 2020	7,982	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	139,783	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	292,777	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 87	Mar. 1, 2022	2,599	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2022, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 89	May 26, 2022	2,363	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,502	Satisfied
Deferred grant in 2021		156,939	Satisfied

		732,091

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,374
Stock granted in 2016		3,749
Stock granted in 2017		14,006
Stock granted in 2018		26,572
Stock granted in 2019		42,273
Stock granted in 2020		165,810
Stock granted in 2021		501,365
Stock granted in 2022		249,267

		1,007,660

		2,034,177

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2022 (Deferred grants are residual shares vested as of December 31, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2022, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	3,725	Satisfied
Stock granted in 2016	4,223	Satisfied
Stock granted in 2017	1,401	Satisfied
Stock granted in 2018	760	Satisfied
Stock granted in 2019	9,354	Satisfied
Stock granted in 2020	22,586	Satisfied
Stock granted in 2021	35,497	Satisfied
Stock granted in 2022	46,898	Proportional to service period
Kookmin Bank
Stock granted in 2015	1,292	Satisfied
Stock granted in 2016	4,875	Satisfied
Stock granted in 2017	1,998	Satisfied
Stock granted in 2018	2,109	Satisfied
Stock granted in 2019	41,737	Satisfied
Stock granted in 2020	89,888	Satisfied
Stock granted in 2021	130,331	Satisfied
Stock granted in 2022	134,402	Proportional to service period
Other subsidiaries
Stock granted in 2015	5,762	Satisfied
Stock granted in 2016	25,831	Satisfied
Stock granted in 2017	46,223	Satisfied
Stock granted in 2018	99,594	Satisfied
Stock granted in 2019	243,130	Satisfied
Stock granted in 2020	433,210	Satisfied
Stock granted in 2021	610,167	Satisfied
Stock granted in 2022	324,412	Proportional to service period

	2,319,405

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 27	3.78	—	43,157~46,663
Series 28	3.78	35,289~39,662	41,704~46,873
Series 29	3.78	40,757~48,322	43,157~50,973
Series 30	3.78	38,805~43,583	41,548~46,663
Series 33	3.78	37,409~45,666	41,548~50,973
Series 34	3.78	35,486~39,839	39,958~44,859
Series 35	3.78	38,247~42,939	39,958~44,859
Deferred grant in 2015	3.78	—	43,157~50,973
Deferred grant in 2016	3.78	—	46,663~50,973
Deferred grant in 2017	3.78	—	50,973
Deferred grant in 2018	3.78	—	46,663~50,973
Deferred grant in 2019	3.78	—	50,973
Deferred grant in 2020	3.78	—	43,157~50,973
Deferred grant in 2021	3.78	—	44,859~50,973
(Kookmin Bank)
Series 80	3.78	43,157~50,973	43,157~50,973
Series 81	3.78	35,905~41,289	43,157~50,973
Series 83	3.78	38,660~43,583	41,548~46,663
Series 85	3.78	33,668~37,813	41,548~46,663
Series 86	3.78	35,486~39,839	39,958~44,859
Series 87	3.78	38,957~46,013	43,157~50,973
Series 88	3.78	37,288~41,862	39,958~44,859
Series 89	3.78	40,943~48,358	43,157~50,973
Series 90	3.78	39,554~44,405	39,958~44,859
Series 91	3.78	37,840~42,481	39,958~44,859
Grant deferred in 2016	3.78	—	46,663~50,973
Grant deferred in 2017	3.78	—	46,663~50,973
Grant deferred in 2018	3.78	—	46,663~50,973
Grant deferred in 2019	3.78	—	50,973
Grant deferred in 2020	3.78	—	46,663~50,973
Grant deferred in 2021	3.78	—	44,859~50,973
(Other subsidiaries)
Stock granted in 2010	3.78	—	44,859
Stock granted in 2011	3.78	—	44,859
Stock granted in 2012	3.78	—	44,859~46,663
Stock granted in 2013	3.78	—	44,859~46,663
Stock granted in 2014	3.78	—	46,663
Stock granted in 2015	3.78	—	41,548~50,973
Stock granted in 2016	3.78	—	44,859~56,379
Stock granted in 2017	3.78	—	41,548~61,294
Stock granted in 2018	3.78	—	39,958~56,379
Stock granted in 2019	3.78	—	38,393~56,379

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
Stock granted in 2020	3.78	43,157~50,973	39,958~56,379
Stock granted in 2021	3.78	39,042~50,651	41,548~56,379
Stock granted in 2022	3.78	35,286~49,647	39,958~62,269
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	3.78	—	43,157~50,973
Stock granted in 2016	3.78	—	38,393~50,973
Stock granted in 2017	3.78	—	46,663~50,973
Stock granted in 2018	3.78	—	46,663~50,973
Stock granted in 2019	3.78	—	50,973
Stock granted in 2020	3.78	—	43,157~50,973
Stock granted in 2021	3.78	—	44,859~50,973
Stock granted in 2022	3.78	—	43,157~50,973
(Kookmin Bank)
Stock granted in 2015	3.78	—	46,663~50,973
Stock granted in 2016	3.78	—	44,859~50,973
Stock granted in 2017	3.78	—	46,663~50,973
Stock granted in 2018	3.78	—	0~56,379
Stock granted in 2019	3.78	—	45,096~56,379
Stock granted in 2020	3.78	—	46,663~56,379
Stock granted in 2021	3.78	—	44,859~50,973
Stock granted in 2022	3.78	—	39,958~46,663
(Other subsidiaries)
Stock granted in 2015	3.78	—	41,548~50,973
Stock granted in 2016	3.78	—	41,548~50,973
Stock granted in 2017	3.78	—	39,958~50,973
Stock granted in 2018	3.78	—	38,393~56,379
Stock granted in 2019	3.78	—	38,393~56,379
Stock granted in 2020	3.78	—	41,548~56,379
Stock granted in 2021	3.78	—	41,548~50,973
Stock granted in 2022	3.78	—	39,958~56,379

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 186,908 million and ~~W~~ 193,023 million as of December 31, 2022 and 2021, respectively, and the compensation costs amounting to ~~W~~ 58,340 million and ~~W~~ 101,897 million were recognized for the years ended December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.2 Mileage stock

32.2.2.1 Details of mileage stock as of December 31, 2022, are as follows:

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00	48
Nov. 8, 2019	14	0.00	6
Dec. 6, 2019	84	0.00	50
Dec. 5, 2019	56	0.00	41
Dec. 31, 2019	87	0.00	43
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~0.05	15,541
May 12, 2020	46	0.00~0.36	43
Jun. 30, 2020	206	0.00~0.50	147
Aug. 26, 2020	40	0.00~0.65	27
Oct. 29, 2020	160	0.00~0.83	107
Nov. 6, 2020	45	0.00~0.85	37
Nov. 30, 2020	35	0.00~0.92	34
Dec. 2, 2020	57	0.00~0.92	44
Dec. 4, 2020	154	0.00~0.93	110
Dec. 30, 2020	88	0.00~1.00	64
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~1.04	18,712
Apr. 5, 2021	89	0.00~1.26	53
Jul. 1, 2021	54	0.00~1.50	54
Jul. 2, 2021	11	0.00~1.50	11
Jul. 27, 2021	70	0.00~1.57	63
Nov. 1, 2021	71	0.00~1.84	71
Nov. 16, 2021	53	0.00~1.88	48
Dec. 6, 2021	87	0.00~1.93	87
Dec. 3, 2021	91	0.00~1.92	89
Dec. 30, 2021	76	0.00~2.00	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.2.1 Details of mileage stock as of December 31, 2022, are as follows: (cont’d)

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~2.04	19,864
Apr. 4, 2022	65	0.00~2.26	65
Apr. 19, 2022	33	0.00~2.30	33
Jul. 1, 2022	62	0.00~2.50	62
Aug. 3, 2022	62	0.00~2.59	62
Aug. 9, 2022	80	0.00~2.61	76
Oct. 19, 2022	55	0.00~2.80	55
Nov. 1, 2022	177	0.00~2.84	177
Dec. 1, 2022	49	0.00~2.92	49
Dec. 12, 2022	114	0.00~2.95	114
Dec. 6, 2022	88	0.00~2.93	88
Dec. 2, 2022	42	0.00~2.92	42
Dec. 15, 2022	42	0.00~2.96	42
Dec. 30, 2022	114	0.00~3.00	114

	80,486		56,449

1 Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

2 Assessed based on the stock price as of December 31, 2022. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 2,738 million and ~~W~~ 3,465 million as of December 31, 2022 and 2021, respectively. The compensation costs amounting to ~~W~~ 870 million and ~~W~~ 2,116 million were recognized as expenses for the years ended December 31, 2022 and 2021, respectively.

32.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

32.2.3.1 Details of long-term share-based payments as of December 31, 2022, are as follows:

(In number of shares)

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	1.00	Services fulfillment

32.2.3.2 Long-term share-based payments are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Granted in 2020	3.78	—	46,663

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.3.3 The accrued expenses for long-term share-based payments are ~~W~~ 625 million and ~~W~~ 690 million as of December 31, 2022 and 2021, respectively. The compensation costs amounting to ~~W~~ 65 million and ~~W~~ 38 million were recognized as expenses for the years ended December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

33. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other non-operating income
Gains on disposal of property and equipment	~~W~~	155,177	~~W~~	9,045
Rental income		26,176		34,791
Gains on a bargain purchase		—		288
Others		284,060		81,210

		465,413		125,334

Other non-operating expenses
Losses on disposal of property and equipment		2,164		6,552
Donation		94,771		103,647
Restoration costs		2,750		3,436
Management cost for written-off loans		4,296		4,054
Others		175,903		117,182

		279,884		234,871

Net other non-operating income (expenses)	~~W~~	185,529	~~W~~	(109,537)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

34. Income Tax Expense

34.1 Details of income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Income tax payable
Current income tax expense	~~W~~	1,972,104	~~W~~	1,571,947
Adjustments of income tax of prior years recognized in current tax		(122,385)		7,952

		1,849,719		1,579,899

Changes in deferred income tax assets and liabilities *		(1,540,280)		214,660

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(91,150)		18,638
Currency translation differences		(15,059)		(15,675)
Net gains or losses on financial assets at fair value through other comprehensive income		1,291,023		(71,421)
Share of other comprehensive income or loss of associates and joint ventures		44		(7)
Gains or losses on cash flow hedging instruments		(26,930)		(21,534)
Gains or losses on hedging instruments of net investments in foreign operations		24,936		25,599
Other comprehensive income or loss arising from separate account		56,765		24,206
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(14,009)		(5,202)
Net gains or losses on overlay adjustment		167,741		(46,834)

		1,393,361		(92,230)

Others		(80,413)		(5,104)

Income tax expense	~~W~~	1,622,387	~~W~~	1,697,225

*

Due to amendments of tax laws at the end of 2022, the effect of corporate tax rate change is reflected in deferred income tax assets and liabilities that are expected to be realized after 2023. (Corporate tax rates after the amendments: 10% for tax base ~~W~~ 200 million or less, 21% for tax base over ~~W~~ 200 million to ~~W~~ 20,000 million, 23.2% for tax base over ~~W~~ 20,000 million to ~~W~~ 300,000 million, 26.5% for tax base over ~~W~~ 300 billion)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022			2021
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	5,795,626		~~W~~	6,081,606
Income tax at the applicable tax rate *	27.32		1,583,435	27.33		1,662,080
Non-taxable income	(1.21)		(70,105)	(0.67)		(40,708)
Non-deductible expenses	0.39		22,661	0.42		25,739
Tax credit and tax exemption	(0.04)		(2,380)	(0.01)		(361)
Temporary difference for which no deferred tax is recognized	2.34		135,694	0.08		5,065
Changes in recognition and measurement of deferred tax	0.85		49,262	0.10		5,997
Income tax refund for tax of prior years	(2.39)		(138,314)	(0.23)		(13,953)
Income tax expense of overseas branches	0.54		31,270	0.31		18,571
Tax rate change effect	0.19		10,726	—		—
Others	0.00		138	0.57		34,795

Average effective tax rate and income tax expense	27.99	~~W~~	1,622,387	27.91	~~W~~	1,697,225

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2022 and 2021.

35. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million (~~W~~ 2,190 per share) were declared at the annual general shareholders’ meeting on March 25, 2022 and paid in April 11, 2022. According to the resolution of the board of directors on April 22, 2022, the quarterly dividend amounting to ~~W~~ 194,817 million (~~W~~ 500 per share) with dividend record date of March 31, 2022 were paid on May 9, 2022; according to the resolution of the board of directors on July 21, 2022, the quarterly dividend amounting to ~~W~~ 194,817 million (~~W~~ 500 per share) with dividend record date of June 30, 2022 were paid on August 9, 2022; and according to the resolution of the board of directors on October 25, 2022, the quarterly dividend amounting to ~~W~~ 194,817 million (~~W~~ 500 per share) with dividend record date of September 30, 2022 were paid on November 10, 2022. The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ~~W~~ 564,970 million (~~W~~ 1,450 per share) is to be proposed at the general shareholders’ meeting scheduled for March 24, 2023. The Group’s consolidated financial statements as of and for the year ended December 31, 2022, do not reflect this dividend payable.

Meanwhile, the annual dividends and quarterly dividends paid in 2021 were ~~W~~ 689,653 million (~~W~~ 1,770 per share) and ~~W~~ 292,226 million (~~W~~ 750 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

36. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	330,774	~~W~~	—	~~W~~	—	~~W~~	(91,150)	~~W~~	(88,768)
Currency translation differences		96,534		172,340		—		—		(15,059)		253,815
Gains (losses) on financial instruments at fair value through other comprehensive income		918,927		(4,830,635)		326,437		(335,203)		1,291,023		(2,629,451)
Share of other comprehensive income (loss) of associates and joint ventures		(2,980)		(406)		—		—		44		(3,342)
Gains (losses) on cash flow hedging instruments		(7,733)		71,692		(13,288)		—		(26,930)		23,741
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		(104,021)		—		—		24,936		(114,743)
Other comprehensive income (loss) arising from separate account		(55,116)		(225,426)		9,042		—		56,765		(214,735)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		52,876		—		—		(14,009)		41,075
Gains (losses) on overlay adjustment		459,484		(526,085)		(81,785)		—		167,741		19,355
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—

	~~W~~	1,054,945	~~W~~	(5,066,562)	~~W~~	240,406	~~W~~	(335,203)	~~W~~	1,393,361	~~W~~	(2,713,053)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

36. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2021
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(282,650)	~~W~~	(64,380)	~~W~~	—	~~W~~	—	~~W~~	18,638	~~W~~	(328,392)
Currency translation differences		(131,113)		248,998		1,995		(7,671)		(15,675)		96,534
Gains on financial instruments at fair value through other comprehensive income		717,230		(62,043)		20,537		314,624		(71,421)		918,927
Share of other comprehensive income (loss) of associates and joint ventures		(3,529)		3,276		(2,720)		—		(7)		(2,980)
Losses on cash flow hedging instruments		(28,597)		95,478		(53,080)		—		(21,534)		(7,733)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(88,729)		5,195		—		25,599		(35,658)
Other comprehensive income (loss) arising from separate account		8,698		(81,601)		(6,419)		—		24,206		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		18,917		—		—		(5,202)		2,208
Gains on overlay adjustment		339,202		257,574		(90,458)		—		(46,834)		459,484
Assets of a disposal group held for sale		—		—		—		7,671		—		7,671

	~~W~~	630,011	~~W~~	327,490	~~W~~	(124,950)	~~W~~	314,624	~~W~~	(92,230)	~~W~~	1,054,945

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37. Earnings per Share

37.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

37.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2022		2021
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	408,897,068	150,138,929,728	415,807,920	152,769,890,800
Number of treasury shares *	(19,262,733)	(7,922,397,453)	(26,173,585)	(9,553,358,525)

Average number of ordinary shares outstanding	389,634,335	142,216,532,275	389,634,335	142,216,532,275

Number of days		365		365
Weighted average number of ordinary shares outstanding		389,634,335		389,634,335

*	The number of treasury shares have excluded the initial redemption of treasury shares from February 14, 2022, and the 2nd redemption from August 1, 2022.

37.1.2 Basic earnings per share

(In Korean won and in number of shares)	2022		2021
Profit attributable to shareholders of the Parent Company	~~W~~	4,394,828,402,454	~~W~~	4,409,543,288,213
Deduction: Dividends on hybrid securities		(126,402,175,000)		(71,537,500,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		4,268,426,227,454		4,338,005,788,213
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335
Basic earnings per share (A/B)	~~W~~	10,955	~~W~~	11,134

37.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2022		2021
Profit attributable to shareholders of the Parent Company	~~W~~	4,394,828,402,454	~~W~~	4,409,543,288,213
Deduction: Dividends on hybrid securities		(126,402,175,000)		(71,537,500,000)

Profit attributable to ordinary equity holders of the Parent Company		4,268,426,227,454		4,338,005,788,213
Adjustments: Interest expense on exchangeable bonds		2,380,953,816		2,347,186,871

Adjusted profit for diluted earnings per share	~~W~~	4,270,807,181,270	~~W~~	4,340,352,975,084

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2022	2021
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	4,306,711	3,945,208
Exchangeable bonds	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,941,046	398,579,543

37.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2022		2021
Adjusted profit for diluted earnings per share	~~W~~	4,270,807,181,270	~~W~~	4,340,352,975,084
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,941,046		398,579,543

Diluted earnings per share	~~W~~	10,705	~~W~~	10,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38. Insurance Contracts

38.1 Insurance Assets

38.1.1 Details of deferred acquisition costs included in other assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Non-life insurance	~~W~~	1,430,461	~~W~~	1,230,375
Life insurance		479,700		345,831

	~~W~~	1,910,161	~~W~~	1,576,206

38.1.2 Changes in deferred acquisition costs included in other assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Increase		Amortization		Ending
Non-life insurance	~~W~~	1,230,375	~~W~~	1,060,160	~~W~~	(860,074)	~~W~~	1,430,461
Life insurance		345,831		292,579		(158,710)		479,700

	~~W~~	1,576,206	~~W~~	1,352,739	~~W~~	(1,018,784)	~~W~~	1,910,161

(In millions of Korean won)	2021
	Beginning		Increase		Amortization		Ending
Non-life insurance	~~W~~	965,683	~~W~~	965,735	~~W~~	(701,043)	~~W~~	1,230,375
Life insurance		205,289		258,653		(118,111)		345,831

	~~W~~	1,170,972	~~W~~	1,224,388	~~W~~	(819,154)	~~W~~	1,576,206

38.1.3 Details of reinsurance assets included in other assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022		December 31, 2021
Non-life insurance	Reserve for outstanding claims:
	General insurance	~~W~~	869,492	~~W~~	879,936
	Automobile insurance		15,136		16,989
	Long-term insurance		187,619		178,531
	Unearned premium reserve:
	General insurance		262,817		262,020
	Automobile insurance		1,078		5,575

			1,336,142		1,343,051

Life insurance	Reserve for outstanding claims		2,300		2,169
	Unearned premium reserve		950		985

			3,250		3,154

Others	Reserve for outstanding claims		2,462		2,103
	Unearned premium reserve		587		620

			3,049		2,723

Total reinsurance assets			1,342,441		1,348,928
Less: Allowances for impairment losses			(4,054)		(436)

		~~W~~	1,338,387	~~W~~	1,348,492

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.1.4 Changes in reinsurance assets included in other assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims:
	General insurance	~~W~~	879,936	~~W~~	(10,444)	~~W~~	869,492
	Automobile insurance		16,989		(1,853)		15,136
	Long-term insurance		178,531		9,088		187,619
	Unearned premium reserve:
	General insurance		262,020		797		262,817
	Automobile insurance		5,575		(4,497)		1,078

			1,343,051		(6,909)		1,336,142

Life insurance	Reserve for outstanding claims		2,169		131		2,300

	Unearned premium reserve		985		(35)		950

			3,154		96		3,250

Others	Reserve for outstanding claims		2,103		359		2,462

	Unearned premium reserve		620		(33)		587

			2,723		326		3,049

Total reinsurance assets			1,348,928		(6,487)		1,342,441
Less: Allowances for impairment losses			(436)		(3,618)		(4,054)

		~~W~~	1,348,492	~~W~~	(10,105)	~~W~~	1,338,387

(In millions of Korean won)		2021
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims:
	General insurance	~~W~~	732,579	~~W~~	147,357	~~W~~	879,936
	Automobile insurance		14,916		2,073		16,989
	Long-term insurance		156,234		22,297		178,531
	Unearned premium reserve:
	General insurance		285,634		(23,614)		262,020
	Automobile insurance		10,870		(5,295)		5,575

			1,200,233		142,818		1,343,051

Life insurance	Reserve for outstanding claims		2,081		88		2,169

	Unearned premium reserve		951		34		985

			3,032		122		3,154

Others	Reserve for outstanding claims		2,427		(324)		2,103

	Unearned premium reserve		895		(275)		620

			3,322		(599)		2,723

Total reinsurance assets			1,206,587		142,341		1,348,928
Less: Allowances for impairment losses			(879)		443		(436)

		~~W~~	1,205,708	~~W~~	142,784	~~W~~	1,348,492

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.2 Insurance Liabilities

38.2.1 Details of insurance liabilities by insurance type as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	26,765,973	~~W~~	24,613,169	~~W~~	—	~~W~~	51,379,142
Reserve for outstanding claims		3,531,159		225,226		2,460		3,758,845
Unearned premium reserve		2,038,077		7,112		588		2,045,777
Reserve for dividend to policyholders		132,076		39,233		—		171,309
Reserve for distribution of earnings to policyholders		63,821		3,866		—		67,687
Reserve for loss compensation on participating insurance		24,070		5,392		—		29,462
Guarantee reserve		—		778,081		—		778,081

	~~W~~	32,555,176	~~W~~	25,672,079	~~W~~	3,048	~~W~~	58,230,303

	December 31, 2021
(In millions of Korean won)	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	26,086,004	~~W~~	24,363,509	~~W~~	—	~~W~~	50,449,513
Reserve for outstanding claims		3,378,427		259,848		2,102		3,640,377
Unearned premium reserve		1,909,327		9,358		622		1,919,307
Reserve for dividend to policyholders		122,025		40,960		—		162,985
Reserve for distribution of earnings to policyholders		63,093		4,857		—		67,950
Reserve for loss compensation on participating insurance		24,790		6,108		—		30,898
Guarantee reserve		—		894,906		—		894,906

	~~W~~	31,583,666	~~W~~	25,579,546	~~W~~	2,724	~~W~~	57,165,936

*	Includes negative VOBA amounting to ~~W~~ 2,111,541 million and ~~W~~ 2,390,985 million as of December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.2.2 Changes in insurance liabilities for the years ended December 31, 2022 and 2021, are as follows:

		2022
(In millions of Korean won)		Beginning		Net increase (decrease) [1]		Ending
Non-life insurance	General insurance	~~W~~	1,791,284	~~W~~	68,690	~~W~~	1,859,974
	Automobile insurance		2,025,565		145,331		2,170,896
	Long-term insurance		27,735,736		778,634		28,514,370
	Long-term investment contract		31,081		(21,147)		9,934
Life insurance	Pure endowment insurance		8,007,348		(840,495)		7,166,853
	Death insurance		16,516,417		816,485		17,332,902
	Endowment insurance		1,045,337		118,328		1,163,665
	Group insurance and others [2]		10,445		(1,785)		8,660
Others			2,723		326		3,049

		~~W~~	57,165,936	~~W~~	1,064,367	~~W~~	58,230,303

		2021
(In millions of Korean won)		Beginning		Net increase (decrease) [1]		Ending
Non-life insurance	General insurance	~~W~~	1,568,741	~~W~~	222,543	~~W~~	1,791,284
	Automobile insurance		1,897,872		127,693		2,025,565
	Long-term insurance		26,362,479		1,373,257		27,735,736
	Long-term investment contract		106,853		(75,772)		31,081
Life insurance	Pure endowment insurance		7,570,349		436,999		8,007,348
	Death insurance		15,706,051		810,366		16,516,417
	Endowment insurance		1,188,299		(142,962)		1,045,337
	Group insurance and others [2]		11,330		(885)		10,445
Others			3,322		(599)		2,723

		~~W~~	54,415,296	~~W~~	2,750,640	~~W~~	57,165,936

[1]	Includes exchange differences effect and decrease in liabilities related to investment contracts.
[2]	Includes reserve for distribution of earnings to policyholders and reserve for loss compensation on participating insurance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3 Liability Adequacy Test

According to the revision of the Detailed Regulations on Supervision of Insurance Business, the criteria for the insurance liability adequacy test were changed, and the Group accounted for the change as a change in accounting policy because it provided reliable and more relevant information about current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been restated.

38.3.1 KB Insurance Co., Ltd.

Assumptions and calculation basis for the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2022 and 2021, are as follows:

	Assumptions (%)		Calculation basis
	December 31, 2022	December 31, 2021
Long-term insurance
Discount rate	-2.84 ~ 21.14	-3.39 ~ 19.54	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by director of the Financial Supervisory Service

Expense ratio	5.93	6.25	Calculated using future expense plan based on the recent one-year experience statistics

Lapse ratio	1.37 ~ 32.92	1.49 ~ 35.98	Calculated based on the recent five-year experience statistics

Risk ratio	8.2 ~ 1,214.3	7.4 ~ 1,143.8	Calculated by ratio of insurance claim payments to risk premiums based on the recent seven-year experience statistics

General insurance

Lapse ratio	0.86	0.9	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years

Sales cost ratio	6.31	6.3	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)

Maintenance cost ratio	9.12	10.5	Ratio of maintenance cost to earned premiums by type of contracts for the preceding year

Claim survey cost ratio	4.54	4.7	Ratio of claim survey cost to insurance claim payments by type of contracts for the preceding three years

Loss ratio	82.27	78.5	Ratio of final loss incurred to earned premiums by type of contracts for the preceding five years

Automobile insurance

Lapse ratio	4.7	4.7	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years

Sales cost ratio	7.5	7.6	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)

Maintenance cost ratio	8.5	8.8	Ratio of maintenance cost to earned premiums by type of collaterals for the preceding year

Claim survey cost ratio	8.1	8.1	Ratio of claim survey cost to insurance claim payments by type of collaterals for the preceding three years

Loss ratio	77.6	78.2	Ratio of final loss incurred to earned premiums by type of collaterals for the preceding five years

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3.1 KB Insurance Co., Ltd. (cont’d)

Results of the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Recognized liabilities *		Estimated adequate liabilities		Surplus (shortfall)
General insurance	~~W~~	570,608	~~W~~	537,204	~~W~~	33,404
Automobile insurance		1,491,245		1,395,407		95,838
Long-term insurance		22,309,067		8,538,565		13,770,502

	~~W~~	24,370,920	~~W~~	10,471,176	~~W~~	13,899,744

(In millions of Korean won)	December 31, 2021
	Recognized liabilities *		Estimated adequate liabilities		Surplus (shortfall)
General insurance	~~W~~	465,812	~~W~~	437,555	~~W~~	28,257
Automobile insurance		1,401,462		1,322,026		79,436
Long-term insurance		21,812,939		14,277,162		7,535,777

	~~W~~	23,680,213	~~W~~	16,036,743	~~W~~	7,643,470

*

In the case of long-term insurance, premium reserve and unearned premium reserve are recognized; the premium reserve is the amount of subtracting deferred acquisition costs and insurance contract loans from the net insurance premium reserve in accordance with Article 6-3 of the Regulations on Supervision of Insurance Business.

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3.2 KB Life Insurance Co., Ltd.

Assumptions and calculation basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. as of December 31, 2022 and 2021, are as follows:

Assumptions (%)
	December 31, 2022	December 31, 2021	Calculation basis
Lapse ratio	0 ~ 78.60	0 ~ 65.57	Ratio of canceled premiums to premiums by product group, method of payment, channel, and elapsed period, based on the recent five-year experience statistics

Loss ratio	20 ~ 162	22 ~ 162	Ratio of number of accidents to the number of holding contracts, by collateral, gender, and elapsed period, based on the recent seven-year experience statistics

Discount rate	-2.84 ~ 21.14	-3.39 ~ 19.54	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread

Indirect costs included in administration expenses were calculated by applying the unit cost based on the experience statistics of the actual executed costs over the past year according to the expense allocations standard set by the Detailed Regulations on Supervision of Insurance Business. Direct costs such as acquisition cost were calculated based on estimates of future expense according to the Group’s internal policies such as solicitation commission policy.

The insurance liability adequacy test of KB Life Insurance Co., Ltd. is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2022 and 2021, are as follows:

		December 31, 2022
(In millions of Korean won)		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
Fixed interest type	Participating	~~W~~	30,720	~~W~~	43,889	~~W~~	(13,169)
	Non-participating		1,238,004		(6,488)		1,244,492
Variable interest type	Participating		814,350		817,087		(2,737)
	Non-participating		4,826,517		4,219,110		607,407
Variable type			(45,907)		(103,354)		57,447

		~~W~~	6,863,684	~~W~~	4,970,244	~~W~~	1,893,440

		December 31, 2021
(In millions of Korean won)		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
Fixed interest type	Participating	~~W~~	30,828	~~W~~	51,443	~~W~~	(20,615)
	Non-participating		664,569		5,876		658,693
Variable interest type	Participating		896,754		913,067		(16,313)
	Non-participating		5,754,214		5,263,775		490,439
Variable type			(7,822)		(101,418)		93,596

		~~W~~	7,338,543	~~W~~	6,132,743	~~W~~	1,205,800

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3.3 KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.)

Assumptions and calculation basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) as of December 31, 2022 and 2021, are as follows:

Assumptions (%)
	December 31, 2022	December 31, 2021	Calculation basis
Discount rate	-2.84 ~ 21.14	-3.39 ~ 19.54	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by the Financial Supervisory Service

Lapse ratio	1.3 ~ 25	1 ~ 26	Calculated based on the amount of insurance coverage by elapsed period based on the recent five-year experience statistics

Risk ratio	21 ~ 982	28 ~ 545	Calculated by ratio of insurance claim payments to risk premiums by elapsed period based on the recent five-year experience statistics

The insurance liability adequacy test of KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2022 and 2021, are as follows:

		Surplus (shortfall)
(In millions of Korean won)		December 31, 2022		December 31, 2021
Fixed interest type	Participating	~~W~~	1,177	~~W~~	(7,687)
	Non-participating		4,484,049		787,200
Variable interest type	Non-participating		185,675		128,963
Variable type			1,265,066		1,278,620

		~~W~~	5,935,967	~~W~~	2,187,096

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.4 Net Insurance Income

Details of insurance income and insurance expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Insurance income
Premium income	~~W~~	15,765,939	~~W~~	14,684,383
Reinsurance income		1,029,943		990,437
Reversal of policy reserve		—		599
Separate account income		331,281		286,967
Income from changes in reinsurance assets		—		135,159
Other insurance income		9,679		10,313

		17,136,842		16,107,858

Insurance expenses
Insurance claims paid		6,325,021		5,777,899
Dividend expenses		15,370		14,038
Refunds of surrender value		5,556,410		4,032,209
Reinsurance expenses		1,268,711		1,163,056
Provision for policy reserve		1,046,300		2,761,735
Separate account expenses		264,517		112,180
Administration expenses		715,317		644,947
Amortization of deferred acquisition costs		1,018,784		819,154
Expenses from changes in reinsurance assets		—		—
Claim survey expenses paid		73,803		60,234
Other insurance expenses		156,096		165,695

		16,440,329		15,551,147

Net insurance income	~~W~~	696,513	~~W~~	556,711

38.5 Risk Management of KB Insurance Co., Ltd.

38.5.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and is classified as insurance price risk and reserves risk. Insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk ratio or expected expense ratio set at the time of calculating insurance premium, that is, the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders. Reserve risk means the risk of not being able to cover actual claim payments in the future due to a lack of reserve accumulated at the time of assessment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.2 Purposes, policies, and procedures to manage risk arising from insurance contracts

The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.

In addition, by establishing a reinsurance operating strategy according to the reinsurance operating standards, the Group is preparing for the possibility of incurring high claim expenses at once due to unexpected catastrophic accidents while maintaining an appropriate holding level considering the solvency of the Group. The Group supports the protection and stable interests of policyholders, and comprehensively manages risks to maximize corporate value in the mid to long term.

38.5.3 Exposure to insurance price risk

According to Risk Based Capital (“RBC”) standard, exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2022 and 2021, as follows:

	December 31, 2022
(In millions of Korean won)	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
General	~~W~~	1,287,819	~~W~~	121,296	~~W~~	(698,981)	~~W~~	710,134
Automobile		2,684,544		—		(4,788)		2,679,756
Long-term		3,495,031		—		(494,563)		3,000,468

	~~W~~	7,467,394	~~W~~	121,296	~~W~~	(1,198,332)	~~W~~	6,390,358

	December 31, 2021
(In millions of Korean won)	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
General	~~W~~	1,161,427	~~W~~	93,191	~~W~~	(630,231)	~~W~~	624,387
Automobile		2,538,277		—		(13,683)		2,524,594
Long-term		3,128,821		—		(462,261)		2,666,560

	~~W~~	6,828,525	~~W~~	93,191	~~W~~	(1,106,175)	~~W~~	5,815,541

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.4 Concentration of insurance risk

The Group is selling various insurance contracts such as general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee, and other special type insurances), automobile insurances (for private use, for business use, for commercial use, bicycle, and others), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing, and pension), and others. The Group’s risk is distributed through reinsurance, joint acceptance, and sales of diversified insurance products. In addition, insurances such as storm and flood insurance, which have a very low probability of occurrence but cover severe levels of risk, are controlled through acceptance limit and joint acquisition.

38.5.5 Claims development tables

The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with two or more methods, including paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2022 and 2021, are as follows:

<2022>

General Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2018.1.1 ~ 2018.12.31	~~W~~	200,968	~~W~~	241,474	~~W~~	246,871	~~W~~	250,935	~~W~~	251,815
2019.1.1 ~ 2019.12.31		220,043		266,489		270,815		271,047		—
2020.1.1 ~ 2020.12.31		235,365		274,260		277,957		—		—
2021.1.1 ~ 2021.12.31		296,348		347,715		—		—		—
2022.1.1 ~ 2022.12.31		336,344		—		—		—		—

		1,289,068		1,129,938		795,643		521,982		251,815

Gross cumulative claim payments (B)
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		240,518		245,732
2019.1.1 ~ 2019.12.31		185,645		247,945		260,774		264,952		—
2020.1.1 ~ 2020.12.31		169,859		246,805		257,784		—		—
2021.1.1 ~ 2021.12.31		237,065		317,089		—		—		—
2022.1.1 ~ 2022.12.31		240,982		—		—		—		—

		987,321		1,029,794		754,458		505,470		245,732

Difference (A-B)	~~W~~	301,747	~~W~~	100,144	~~W~~	41,185	~~W~~	16,512	~~W~~	6,083

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.5 Claims development tables (cont’d)

Automobile Insurance

(In millions of Korean won) Accident year	Development year
	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	~~W~~	1,276,939	~~W~~	1,281,381	~~W~~	1,287,728	~~W~~	1,294,735	~~W~~	1,299,964	~~W~~	1,309,221	~~W~~	1,316,456
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		1,371,619		1,377,499		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		1,488,890		1,498,384		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		1,635,704		1,649,928		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		1,632,626		1,639,325		—		—		—		—
2021.1.1 ~ 2021.12.31		1,750,508		1,757,801		—		—		—		—		—
2022.1.1 ~ 2022.12.31		1,858,395		—		—		—		—		—		—

		10,913,758		9,113,052		7,403,133		5,801,569		4,169,967		2,686,720		1,316,456

Gross cumulative claim payments(B)
2016.1.1 ~ 2016.12.31		1,052,830		1,235,655		1,264,651		1,282,346		1,288,754		1,291,380		1,293,473
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		1,357,903		1,361,232		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		1,471,379		1,476,781		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		1,598,956		1,614,015		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		1,570,730		1,595,586		—		—		—		—
2021.1.1 ~ 2021.12.31		1,445,877		1,684,092		—		—		—		—		—
2022.1.1 ~ 2022.12.31		1,516,007		—		—		—		—		—		—

		9,030,340		8,795,879		7,251,687		5,717,914		4,123,438		2,652,612		1,293,473

Difference (A-B)	~~W~~	1,883,418	~~W~~	317,173	~~W~~	151,446	~~W~~	83,655	~~W~~	46,529	~~W~~	34,108	~~W~~	22,983

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.5 Claims development tables (cont’d)

Long-term Insurance

(In millions of Korean won) Accident year	Development year
	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	~~W~~	1,064,743	~~W~~	1,437,574	~~W~~	1,485,839	~~W~~	1,500,403	~~W~~	1,506,889	~~W~~	1,510,197	~~W~~	1,511,728
2017.1.1 ~ 2017.12.31		1,184,224		1,614,904		1,670,929		1,689,768		1,695,477		1,698,804		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		1,965,983		1,972,727		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		2,297,861		2,324,246		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		2,442,633		2,514,577		—		—		—		—
2021.1.1 ~ 2021.12.31		2,124,582		2,841,110		—		—		—		—		—
2022.1.1 ~ 2022.12.31		2,277,455		—		—		—		—		—		—

		11,468,507		12,447,097		9,910,703		7,480,400		5,175,093		3,209,001		1,511,728

Gross cumulative claim payments(B)
2016.1.1 ~ 2016.12.31		1,017,244		1,424,948		1,477,414		1,496,556		1,503,841		1,507,284		1,509,334
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		1,692,323		1,696,284		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		1,958,256		1,967,097		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		2,288,023		2,316,190		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		2,426,351		2,503,496		—		—		—		—
2021.1.1 ~ 2021.12.31		2,057,154		2,818,484		—		—		—		—		—
2022.1.1 ~ 2022.12.31		2,168,671		—		—		—		—		—		—

		11,017,893		12,349,161		9,865,454		7,454,999		5,163,261		3,203,568		1,509,334

Difference (A-B)	~~W~~	450,614	~~W~~	97,936	~~W~~	45,249	~~W~~	25,401	~~W~~	11,832	~~W~~	5,433	~~W~~	2,394

<2021>

General Insurance

(In millions of Korean won) Accident year	Development year
	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2017.1.1 ~ 2017.12.31	~~W~~	169,234	~~W~~	201,406	~~W~~	205,075	~~W~~	206,856	~~W~~	207,252
2018.1.1 ~ 2018.12.31		200,968		241,471		246,499		250,083		—
2019.1.1 ~ 2019.12.31		219,419		263,105		267,687		—		—
2020.1.1 ~ 2020.12.31		232,622		273,531		—		—		—
2021.1.1 ~ 2021.12.31		290,480		—		—		—		—

		1,112,723		979,513		719,261		456,939		207,252

Gross cumulative claim payments (B)
2017.1.1 ~ 2017.12.31		133,254		185,107		194,511		199,926		202,548
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		240,171		—
2019.1.1 ~ 2019.12.31		185,645		246,397		258,465		—		—
2020.1.1 ~ 2020.12.31		167,129		244,074		—		—		—
2021.1.1 ~ 2021.12.31		236,265		—		—		—		—

		876,063		893,533		688,876		440,097		202,548

Difference (A-B)	~~W~~	236,660	~~W~~	85,980	~~W~~	30,385	~~W~~	16,842	~~W~~	4,704

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.5 Claims development tables (cont’d)

Automobile Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	~~W~~	1,227,107	~~W~~	1,245,781	~~W~~	1,256,059	~~W~~	1,263,044	~~W~~	1,267,142	~~W~~	1,271,000	~~W~~	1,282,673
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		1,309,221		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		1,371,619		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		1,488,890		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		1,635,704		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		1,632,626		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,750,508		—		—		—		—		—		—

		10,282,470		8,601,032		7,019,867		5,414,685		3,938,725		2,580,221		1,282,673

Gross cumulative claim payments(B)
2015.1.1 ~ 2015.12.31		1,020,975		1,198,240		1,228,357		1,245,780		1,254,186		1,261,995		1,264,247
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		1,291,380		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		1,357,903		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		1,471,379		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		1,598,956		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		1,570,730		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,445,877		—		—		—		—		—		—

		8,535,308		8,310,028		6,884,458		5,349,679		3,900,843		2,553,375		1,264,247

Difference (A-B)	~~W~~	1,747,162	~~W~~	291,004	~~W~~	135,409	~~W~~	65,006	~~W~~	37,882	~~W~~	26,846	~~W~~	18,426

Long-term Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	~~W~~	885,476	~~W~~	1,219,394	~~W~~	1,256,051	~~W~~	1,266,881	~~W~~	1,270,967	~~W~~	1,273,615	~~W~~	1,275,520
2016.1.1 ~ 2016.12.31		1,064,744		1,437,574		1,485,839		1,500,403		1,506,889		1,510,197		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		1,695,477		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		1,965,983		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		2,297,861		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		2,442,633		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,124,582		—		—		—		—		—		—

		10,076,529		10,825,380		8,652,177		6,423,035		4,473,333		2,783,812		1,275,520

Gross cumulative claim payments(B)
2015.1.1 ~ 2015.12.31		836,472		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		1,274,908
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		1,507,284		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		1,692,323		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		1,958,256		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		2,288,023		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		2,426,351		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,057,154		—		—		—		—		—		—

		9,685,693		10,735,807		8,610,434		6,401,337		4,465,721		2,779,932		1,274,908

Difference (A-B)	~~W~~	390,836	~~W~~	89,573	~~W~~	41,743	~~W~~	21,698	~~W~~	7,612	~~W~~	3,880	~~W~~	612

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

	December 31, 2022
	Assumption change		Effect on
(In millions of Korean won)			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	495,870	~~W~~	—	~~W~~	—	~~W~~	—
Loss ratio	+10%			5,745,896		—		—		—
Expense ratio	+10%			413,073		—		—		—
Discount rate	-0.5	%p		1,084,314		—		—		—

	December 31, 2021
	Assumption change		Effect on
(In millions of Korean won)			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	337,969	~~W~~	—	~~W~~	—	~~W~~	—
Loss ratio	+10%			6,065,429		—		—		—
Expense ratio	+10%			503,132		—		—		—
Discount rate	-0.5	%p		1,985,421		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.7 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

Maturity structure of premium reserve as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022 *
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
Long-term insurance non-participating:
Fixed interest type	~~W~~	22,436	~~W~~	90,447	~~W~~	26,234	~~W~~	65,721	~~W~~	575,938	~~W~~	780,776
Variable interest type		480,248		2,178,620		924,254		991,874		17,517,632		22,092,628

		502,684		2,269,067		950,488		1,057,595		18,093,570		22,873,404

Annuity:
Fixed interest type		39		992		1,935		3,700		398		7,064
Variable interest type		296		114,980		416,820		1,325,911		2,050,230		3,908,237

		335		115,972		418,755		1,329,611		2,050,628		3,915,301

Total:
Fixed interest type		22,475		91,439		28,169		69,421		576,336		787,840
Variable interest type		480,544		2,293,600		1,341,074		2,317,785		19,567,862		26,000,865

	~~W~~	503,019	~~W~~	2,385,039	~~W~~	1,369,243	~~W~~	2,387,206	~~W~~	20,144,198	~~W~~	26,788,705

(In millions of Korean won)	December 31, 2021 *
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
Long-term insurance non-participating:
Fixed interest type	~~W~~	121,988	~~W~~	64,730	~~W~~	77,880	~~W~~	59,042	~~W~~	324,259	~~W~~	647,899
Variable interest type		959,348		1,958,267		1,536,690		919,726		16,123,312		21,497,343

		1,081,336		2,022,997		1,614,570		978,768		16,447,571		22,145,242

Annuity:
Fixed interest type		—		820		2,134		3,813		532		7,299
Variable interest type		252		103,419		407,556		1,324,916		2,121,076		3,957,219

		252		104,239		409,690		1,328,729		2,121,608		3,964,518

Total:
Fixed interest type		121,988		65,550		80,014		62,855		324,791		655,198
Variable interest type		959,600		2,061,686		1,944,246		2,244,642		18,244,388		25,454,562

	~~W~~	1,081,588	~~W~~	2,127,236	~~W~~	2,024,260	~~W~~	2,307,497	~~W~~	18,569,179	~~W~~	26,109,760

*	Includes long-term investment contracts liabilities classified as investment contracts amounting to ~~W~~ 9,934 million and ~~W~~ 31,081 million, as of December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.8 Credit risk of insurance contract

Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.

Concentration and credit ratings for top three reinsurance companies as of December 31, 2022, are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	29.82%	AA
MUNICH RE	8.53%	AAA
HISCOX	5.44%	AA+

Exposures to credit risk related to reinsurance as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Reinsurance assets [1]	~~W~~	1,332,088	~~W~~	1,342,615
Receivables from reinsurers [2]		396,292		377,619

	~~W~~	1,728,380	~~W~~	1,720,234

[1]	Net carrying amount after impairment losses
[2]	Net carrying amount after allowances for credit losses

38.5.9 Interest rate risk of insurance contract

Interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses due to the fluctuations of net interest income or net assets arising from changes in interest rate and it is managed to minimize unexpected losses. The Group calculates exposure to interest-bearing assets and interest-bearing liabilities for long-term, non-life insurance contracts. Liabilities exposure is premium reserve less surrender charge plus unearned premium reserve. Assets exposure is interest-bearing assets and assets that generate only fees without interest income are excluded from interest-bearing assets. Exposures to interest rate risk as of December 31, 2022 and 2021, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5.9.1 Exposure to interest rate risk

(In millions of Korean won)	December 31, 2022		December 31, 2021
Interest-bearing liabilities
Fixed interest rate type	~~W~~	520,250	~~W~~	489,399
Variable interest rate type		24,802,062		24,246,760

	~~W~~	25,322,312	~~W~~	24,736,159

Interest-bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	~~W~~	113,043	~~W~~	81,806
Financial assets at fair value through profit or loss		5,076,615		3,863,978
Financial assets at fair value through other comprehensive income		5,000,002		4,488,443
Securities measured at amortized cost		8,373,125		8,514,272
Loans measured at amortized cost		6,506,787		6,433,839

	~~W~~	25,069,572	~~W~~	23,382,338

38.5.9.2 Measurement and recognition method

Duration is used to measure interest rate risk within a risk-based solvency test. The internal model system is utilized to manage interest rate risk internally. In addition, the Risk Management Committee sets asset allocation strategies every year to manage interest rate risk.

38.5.9.3 Sensitivity to changes in interest rate

Interest rate sensitivity is measured and managed by duration. Generally, when interest rate rises, the value and duration of assets and liabilities decrease, and when interest rate falls, the value and duration of assets and liabilities increase. If the duration of assets is shorter than that of liabilities, interest rate risk increases since the incremental portion of liabilities exceeds that of assets when interest rate falls.

38.5.9.4 Negative margin risk control

In order to manage negative margin risk between interest expenses on liabilities and investment income on invested assets, the Group determines the applied interest rate for premium calculation, the minimum guaranteed interest rate, and the disclosed interest rate by fully considering the market interest rate and the Group’s investment yield. It is set in accordance with the interest rate guideline set by the risk management department every year, and the set applicable interest rate and minimum guaranteed interest rate are determined with the approval of the Risk Management Committee.

38.6 Risk Management of KB Life Insurance Co., Ltd.

38.6.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and refers to the possibility of losses that may occur because the risk at the time of claim payment is greater than the risk expected at the time of underwriting. Insurance risk can be divided into insurance price risk and policy reserve risk.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.6.1 Overview of insurance risk (cont’d)

Insurance price risk is the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders. Policy reserve risk is possibility of loss due to the differences between policy reserve and actual claims to be paid in the future. Therefore, losses are recognized if actual claims are more than policy reserve.

Life insurance company measures only insurance price risk under RBC requirement because life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long, therefore benefit of measurement of policy reserve risk is low.

38.6.2 Concentration of insurance risk and reinsurance policy

The Group is using reinsurance to mitigate the concentration of insurance risk and increase capital management efficiency using advanced techniques. The reinsurance guidelines are operated separately into individual contracts and group contracts, and reinsurance is ceded through the following process:

(a) In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, the Group selects the reinsurer through bidding, and decides whether to reinsure or not through agreements with the relevant departments, and final approval by executive of department in charge.

(b) The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance, and the loss ratio through consultation with the relevant departments.

38.6.3 Characteristic and exposure to insurance price risk

The exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium. If the risk retained premium is less than zero, the exposure to insurance price risk is measured as zero.

Insurance risk of a life insurance company is mainly measured by insurance price risk. Policy reserve risk is managed by liability adequacy test because the life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long. Insurance price risk is managed through insurance risk management regulation established by the Risk Management Committee.

Maximum exposures to insurance price risk as of December 31, 2022 and 2021, are as follows:

	December 31, 2022				December 31, 2021
(In millions of Korean won)	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	16,025	~~W~~	4,462	~~W~~	14,977	~~W~~	11,976
Disability		526		412		586		296
Hospitalization		1,040		399		1,124		730
Operation and diagnosis		5,927		4,929		5,088		1,110
Actual medical expense		1,310		1,200		1,194		262
Others		943		765		972		316

	~~W~~	25,771	~~W~~	12,167	~~W~~	23,941	~~W~~	14,690

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.6.3 Characteristic and exposure to insurance price risk (cont’d)

Average ratios of claims paid to risk premium received for the preceding three years based on exposure before risk mitigation as of December 31, 2022 and 2021, are 63.1% and 63.0%, respectively.

Exposures to market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2022 and 2021, are as follows:

	December 31, 2022				December 31, 2021
(In millions of Korean won)	Policyholders’ reserve *		Guarantee reserve		Policyholders’ reserve *		Guarantee reserve
Variable annuity	~~W~~	626,542	~~W~~	3,532	~~W~~	611,283	~~W~~	3,014
Variable universal		66,057		2,627		78,689		2,768
Variable saving		519,893		365		556,196		393

	~~W~~	1,212,492	~~W~~	6,524	~~W~~	1,246,168	~~W~~	6,175

*	Excludes the amount of the lapsed insurance reserve.

38.6.4 Assumptions used in measuring insurance liabilities

The Group continues to apply estimated ratio defined in the premium and policy reserve calculation manual, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. However, in the case of variable interest type insurance, adjusted interest rate reflecting the external index interest rate according to Article 6-12 of the Regulations on Supervision of Insurance Business and disclosed interest rate reflecting the rate of return on managed assets stated in the premium and policy reserve calculation manual are used.

Reserve amount should be equal to or more than the standard reserve which is calculated using the standard interest rate and standard risk ratio as prescribed by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.6.5 Maturity structure of premium reserve and unearned premium reserve as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	411,197	~~W~~	243,863	~~W~~	749,678	~~W~~	336,597	~~W~~	492,547	~~W~~	5,200,432	~~W~~	7,434,314
Unearned premium reserve		168		1		21		—		2		4,048		4,240

	December 31, 2021
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	651,638	~~W~~	285,623	~~W~~	578,102	~~W~~	386,515	~~W~~	545,270	~~W~~	5,403,252	~~W~~	7,850,400
Unearned premium reserve		156		—		24		—		—		5,763		5,943

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.6.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

	December 31, 2022
	Assumption change		Effect on
(In millions of Korean won)			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	121,800	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			60,023		—		—		—
Expense ratio	+10%			49,380		—		—		—
Discount rate	-0.5	%p		417,625		—		—		—

	December 31, 2021
	Assumption change		Effect on
(In millions of Korean won)			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	82,811	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			50,899		—		—		—
Expense ratio	+10%			53,511		—		—		—
Discount rate	-0.5	%p		482,638		—		—		—

38.7 Risk Management of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)

38.7.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and refers to the possibility of losses that may occur because the risk at the time of claim payment is greater than the risk expected at the time of underwriting. Insurance risk can be divided into insurance price risk and policy reserve risk.

Insurance price risk is the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders.

Policy reserve risk is possibility of loss due to the differences between policy reserve and actual claims to be paid in the future. Therefore, losses are recognized if actual claims are more than policy reserve.

Life insurance company measures mainly insurance price risk and manages policy reserve risk using liability adequacy test because life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.7.2 Insurance risk management

The Group considers insurance risk inherent in products from the time of product development and continues to measure and mitigate insurance risk in various ways after launch. Insurance risk related to death and illness are mitigated through reinsurance, and the Group selects an appropriate reinsurer based on credit risk and determines the appropriate level of insurance risk exposure for each reinsurer prior to entering into a contract with the reinsurer. The Group manages insurance risk through voluntary reinsurance for the amount in excess of the predetermined insurance risk retention limit.

In addition, the Group monitors the loss ratio, effect of selection, and others every quarter, measures risks through an internal model, and reports the results to the Risk Management Committee.

38.7.3 Exposure to insurance price risk

The exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium. If the risk retained premium is less than zero, the exposure to insurance price risk is measured as zero.

Maximum exposures to insurance price risk as of December 31, 2022 and 2021, are as follows:

	December 31, 2022				December 31, 2021
(In millions of Korean won)	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	273,801	~~W~~	270,623	~~W~~	253,325	~~W~~	250,045
Disability		10,220		10,199		10,331		10,230
Hospitalization		35,067		35,067		34,194		34,194
Operation and diagnosis		84,937		83,261		81,429		79,850

	~~W~~	404,025	~~W~~	399,150	~~W~~	379,279	~~W~~	374,319

38.7.4 Details of the ceded reinsurance premiums by credit rating of reinsurer for the years ended December 31, 2022 and 2021, are as follows:

	2022			2021
(In millions of Korean won)	Ceded reinsurance premium		Proportion (%)	Ceded reinsurance premium		Proportion (%)
AA- or higher	~~W~~	4,535	100.00	~~W~~	5,223	100.00
A+ ~ A-		—	—		—	—
BBB+ or lower		—	—		—	—
Others		—	—		—	—

	~~W~~	4,535	100.00	~~W~~	5,223	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.7.5 Assumptions used in measuring insurance liabilities

The Group continues to apply estimated ratio defined in the premium and policy reserve calculation manual, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. However, in the case of variable interest type insurance, adjusted interest rate reflecting the external index interest rate according to Article 6-12 of the Regulations on Supervision of Insurance Business and disclosed interest rate reflecting the rate of return on managed assets stated in the premium and policy reserve calculation manual are used.

Reserve amount should be equal to or more than the standard reserve which is calculated using the standard interest rate and standard risk ratio as prescribed by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.7.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

Maturity structure of premium reserve and unearned premium reserve as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 Years		10-15 Years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	42,775	~~W~~	40,755	~~W~~	168,133	~~W~~	265,998	~~W~~	639,920	~~W~~	13,909,732	~~W~~	15,067,313
Unearned premium reserve		30		13		46		41		56		3,636		3,822

	December 31, 2021
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	39,578	~~W~~	40,894	~~W~~	154,062	~~W~~	237,021	~~W~~	528,373	~~W~~	13,122,197	~~W~~	14,122,125
Unearned premium reserve		31		15		50		51		65		4,092		4,304

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.7.7 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

	December 31, 2022
	Assumption change		Effect on
(In millions of Korean won)			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	212,126	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			468,779		—		—		—
Expense ratio	+10%			125,063		—		—		—
Discount rate	-0.5	%p		1,106,606		—		—		—

	December 31, 2021
	Assumption change		Effect on
(In millions of Korean won)			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	114,427	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			571,446		—		—		—
Expense ratio	+10%			157,924		—		—		—
Discount rate	-0.5	%p		1,563,571		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.8 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

38.8.1 Details of financial assets subject to the overlay approach as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	69,469	~~W~~	80,179
Debt securities		8,806,018		8,023,999
Equity securities		60,611		239,426

	~~W~~	8,936,098	~~W~~	8,343,604

38.8.2 Changes in net gains on overlay adjustment for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	459,484	~~W~~	339,202
Recognition of other comprehensive income due to acquisition and valuation		(381,037)		185,906
Reclassification to profit or loss due to disposal		(59,092)		(65,624)

Ending	~~W~~	19,355	~~W~~	459,484

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39. Statement of Cash Flows

39.1 Details of cash and cash equivalents as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Cash	~~W~~	2,439,490	~~W~~	2,496,941
Checks issued by other banks		123,163		150,047
Due from the Bank of Korea		17,520,636		17,579,643
Due from other financial institutions		11,980,132		10,782,743

		32,063,421		31,009,374

Due from financial institutions measured at fair value through profit or loss		69,469		200,743

		32,132,890		31,210,117

Deduction:
Restricted due from financial institutions *		(4,809,759)		(4,589,893)
Due from financial institutions with original maturities over three months		(1,160,607)		(1,346,951)

		(5,970,366)		(5,936,844)

	~~W~~	26,162,524	~~W~~	25,273,273

*

Items meeting the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows. Detailed information on the effects of this change in accounting policy is described in Note 2.1 Application of Korean IFRS.

Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2022		December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	15,169,703	~~W~~	15,117,033
	Due from others	Korea Development Bank and others		39,358		37,914
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		1,218,847		1,009,866

			~~W~~	16,427,908	~~W~~	16,164,814

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39.2 Significant non-cash transactions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Write-offs of loans	~~W~~	1,486,357	~~W~~	1,086,296
Changes in financial investments due to debt-for-equity swap		—		327
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		(2,522,854)		507,175
Changes in accumulated other comprehensive income from valuation of investments in associates		(64)		165
Reclassification to assets of a disposal group held for sale		—		171,749

39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Activities	2022		2021
Income tax paid	Operating	~~W~~	1,524,025	~~W~~	1,586,750
Interest received	Operating		20,509,411		15,152,796
Interest paid	Operating		6,356,211		4,062,469
Dividends received	Operating		388,030		290,089
Dividends paid	Financing		1,564,153		1,053,416

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2021, are as follows:

	2022
					Non-cash changes
(In millions of Korean won)	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging *	~~W~~	(25,283)	~~W~~	33,402	~~W~~	—	~~W~~	153,646	~~W~~	8,730	~~W~~	—	~~W~~	(180,415)	~~W~~	(9,920)
Borrowings and debentures		124,342,562		15,645,750		—		895,758		(297,468)		81,268		(252,302)		140,415,568
Due to trust accounts		7,033,849		(1,225,402)		—		—		—		—		—		5,808,447
Non-controlling interests		833,338		395,713		—		—		—		752		50,300		1,280,103
Others		985,854		436,903		154,004		199		—		—		118,863		1,695,823

	~~W~~	133,170,320	~~W~~	15,286,366	~~W~~	154,004	~~W~~	1,049,603	~~W~~	(288,738)	~~W~~	82,020	~~W~~	(263,554)	~~W~~	149,190,021

	2021
					Non-cash changes
(In millions of Korean won)	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging *	~~W~~	(57,196)	~~W~~	5,870	~~W~~	—	~~W~~	246,352	~~W~~	(70,225)	~~W~~	—	~~W~~	(150,084)	~~W~~	(25,283)
Borrowings and debentures		112,587,843		11,579,036		—		630,913		(115,440)		(329,512)		(10,278)		124,342,562
Due to trust accounts		7,542,955		(509,106)		—		—		—		—		—		7,033,849
Non-controlling interests		857,783		(24,145)		—		—		—		1,994		(2,294)		833,338
Others		1,019,075		(319,074)		166,336		119		—		—		119,398		985,854

	~~W~~	121,950,460	~~W~~	10,732,581	~~W~~	166,336	~~W~~	877,384	~~W~~	(185,665)	~~W~~	(327,518)	~~W~~	(43,258)	~~W~~	133,170,320

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2022 and 2021 are ~~W~~ 932,428 million of cash inflow and ~~W~~ 374,992 million of cash inflow, respectively.

40.1 Details of acceptances and guarantees as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	167,538	~~W~~	136,914
Others		918,670		817,470

		1,086,208		954,384

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		502,217		523,037
Letter of guarantees		78,414		83,089
Bid bond		19,998		18,874
Performance bond		976,008		855,247
Refund guarantees		1,705,796		874,173
Others		3,485,842		2,505,353

		6,768,275		4,859,773

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		94,861		51,053
Overseas debt guarantees		509,157		428,109
International financing guarantees in foreign currencies		181,241		132,114
Others		—		50,950

		790,299		667,266

		8,644,782		6,481,423

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,042,911		3,551,767
Refund guarantees		1,528,359		833,765

		4,571,270		4,385,532

	~~W~~	13,216,052	~~W~~	10,866,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.2 Credit qualities of acceptances and guarantees as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	5,939,025	~~W~~	1,140	~~W~~	—	~~W~~	5,940,165
Grade 2		1,882,080		10,474		—		1,892,554
Grade 3		494,924		18,649		—		513,573
Grade 4		63,689		215,382		442		279,513
Grade 5		—		4,130		14,847		18,977

		8,379,718		249,775		15,289		8,644,782

Unconfirmed acceptances and guarantees
Grade 1		3,232,325		844		—		3,233,169
Grade 2		1,040,908		36,879		—		1,077,787
Grade 3		4,685		13,308		—		17,993
Grade 4		1,265		236,687		5		237,957
Grade 5		—		199		4,165		4,364

		4,279,183		287,917		4,170		4,571,270

	~~W~~	12,658,901	~~W~~	537,692	~~W~~	19,459	~~W~~	13,216,052

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	4,532,747	~~W~~	838	~~W~~	—	~~W~~	4,533,585
Grade 2		1,594,714		32,567		—		1,627,281
Grade 3		105,691		46,174		—		151,865
Grade 4		7,722		149,785		214		157,721
Grade 5		—		774		10,197		10,971

		6,240,874		230,138		10,411		6,481,423

Unconfirmed acceptances and guarantees
Grade 1		3,083,636		3,391		—		3,087,027
Grade 2		998,204		39,224		—		1,037,428
Grade 3		12,039		34,797		—		46,836
Grade 4		11,925		195,794		—		207,719
Grade 5		—		138		6,384		6,522

		4,105,804		273,344		6,384		4,385,532

	~~W~~	10,346,678	~~W~~	503,482	~~W~~	16,795	~~W~~	10,866,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	7,530,546	~~W~~	3,810,565	~~W~~	11,341,111	85.81
Small and medium-sized companies		718,722		496,709		1,215,431	9.20
Public sector and others		395,514		263,996		659,510	4.99

	~~W~~	8,644,782	~~W~~	4,571,270	~~W~~	13,216,052	100.00

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,431,921	~~W~~	3,377,150	~~W~~	8,809,071	81.06
Small and medium-sized companies		820,327		657,073		1,477,400	13.60
Public sector and others		229,175		351,309		580,484	5.34

	~~W~~	6,481,423	~~W~~	4,385,532	~~W~~	10,866,955	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	462,657	~~W~~	2,012	~~W~~	464,669	3.52
Manufacturing		3,851,832		3,589,948		7,441,780	56.31
Service		751,846		31,465		783,311	5.93
Wholesale and retail		2,181,469		658,875		2,840,344	21.49
Construction		420,937		47,465		468,402	3.54
Public sector		32,635		81,607		114,242	0.86
Others		943,406		159,898		1,103,304	8.35

	~~W~~	8,644,782	~~W~~	4,571,270	~~W~~	13,216,052	100.00

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	385,761	~~W~~	10,114	~~W~~	395,875	3.64
Manufacturing		2,742,224		2,979,232		5,721,456	52.65
Service		676,440		38,920		715,360	6.58
Wholesale and retail		1,603,085		999,416		2,602,501	23.95
Construction		317,946		38,260		356,206	3.28
Public sector		28,257		99,841		128,098	1.18
Others		727,710		219,749		947,459	8.72

	~~W~~	6,481,423	~~W~~	4,385,532	~~W~~	10,866,955	100.00

40.5 Details of commitments as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Commitments
Corporate loan commitments	~~W~~	51,743,718	~~W~~	45,767,502
Retail loan commitments		51,241,471		47,080,416
Credit line of credit cards		77,825,953		70,534,719
Purchase of other securities		7,357,198		6,835,506

		188,168,340		170,218,143

Financial guarantee contracts
Credit line		7,135,542		5,729,798
Purchase of securities		371,201		495,400

		7,506,743		6,225,198

	~~W~~	195,675,083	~~W~~	176,443,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.6 Other Matters (including litigation)

a) The Group has 292 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,442,572 million, and 280 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 977,848 million, which arose in the normal course of the business, as of December 31, 2022. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~53,239

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

	Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Kookmin Bank won the case in the first and second trials, but the second trial is scheduled to be re-run as the registered shareholders of the Plaintiff filed an objection.

	Expropriation of long-term leasehold rights	1	316,825

Kookmin Bank invested assets entrusted by DAOL Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

					Kookmin Bank submitted the response letter and will proceed with the process in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.6 Other Matters (including litigation (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	37,468

The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.

The Plaintiff’s complaint price was changed to ~~W~~ 37.47 billion due to the Plaintiff’s request to change the purpose and cause of the claim on October 11, 2022.

					First trial is in progress (the pleading resumption has been decided on February 6, 2023, and the 9th pleading is scheduled on April 11, 2023.).

b) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 and 2 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 51 million and ~~W~~ 108 million as of December 31, 2022 and December 31, 2021, respectively. The Group takes out the personal information protection liability insurance as of December 31, 2022.

c) As of December 31, 2022, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

d) As of December 31, 2022, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.6 Other Matters (including litigation (cont’d)

e) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ~~W~~ 326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of December 31, 2022. One of the cases was ruled, on February 7, 2023, ordering the payment of ~~W~~ 29.8 billion in principal and delayed interest on it; however, the judgment may be changed at the higher court. And the other two cases are still in the first trial. KB Securities Co., Ltd. determined the results of the first trial on February 7, 2023 as an event after the reporting period requiring adjustment, and additionally reflected to the litigation provision in the financial statements as of December 31, 2022.

Meanwhile, KB Securities Co., Ltd. filed a requisite for reimbursement lawsuit against JB Asset Management, a fund management company, in this regard, and is currently in the first trial.

f) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2022, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 163,100 million. Meanwhile, the Group sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of December 31, 2022. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41. Subsidiaries

41.1 Details of major consolidated subsidiaries as of December 31, 2022, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Dec. 31	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Dec. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of major consolidated subsidiaries as of December 31, 2022, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
Kookmin Bank	PT Bank Syariah Bukopin	92.78	Indonesia	Dec. 31	Banking
	PT Bukopin Finance	97.03	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Dec. 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Dec. 31	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00	Indonesia	Dec. 31	Financial investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	KB Life Partners Co., Ltd.	100.00	Korea	Dec. 31	Insurance agent
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance
	KB J Capital Co., Ltd.	50.99	Thailand	Dec. 31	Service
	i-Finance Leasing Plc.	100.00	Cambodia	Dec. 31	Leasing
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.1 Details of major consolidated subsidiaries as of December 31, 2022, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec. 31	Collective investment

41.2 Details of consolidated structured entities as of December 31, 2022, are as follows:

	Consolidated structured entities	Reasons for consolidation

Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 119 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 204 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	December 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	517,769,512	~~W~~	484,046,253	~~W~~	33,723,259	~~W~~	49,436,046	~~W~~	2,996,015	~~W~~	1,856,632
KB Securities Co., Ltd. [1,2]		53,824,246		47,946,933		5,877,313		14,264,399		187,784		263,605
KB Insurance Co., Ltd. [1,2]		42,736,747		39,397,167		3,339,580		14,959,264		557,680		(820,382)
KB Kookmin Card Co., Ltd.[1]		29,721,017		24,998,215		4,722,802		3,694,352		378,592		412,208
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) [1,2]		24,710,078		23,047,601		1,662,477		2,255,418		250,308		(532,038)
KB Asset Management Co., Ltd. [1]		369,488		102,970		266,518		233,293		59,345		59,367
KB Capital Co., Ltd. [1,2]		16,053,026		13,946,800		2,106,226		1,906,694		217,139		209,808
KB Life Insurance Co., Ltd.		10,136,909		10,050,292		86,617		2,907,001		(64,045)		(422,048)
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		152,686		67,723		68,714
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		191,337		21,814		21,897
KB Investment Co., Ltd. [1]		1,378,550		1,108,264		270,286		161,210		4,807		4,805
KB Data System Co., Ltd. [1]		63,645		40,570		23,075		233,320		3,162		4,546
KB Credit Information Co., Ltd.		42,219		24,923		17,296		36,469		484		924

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	483,564,898	~~W~~	450,675,985	~~W~~	32,888,913	~~W~~	26,536,995	~~W~~	2,590,764	~~W~~	3,265,921
KB Securities Co., Ltd. [1,2]		55,493,985		50,008,422		5,485,563		8,543,590		594,301		628,112
KB Insurance Co., Ltd. [1,2]		41,472,227		37,328,954		4,143,273		14,131,278		301,836		107,240
KB Kookmin Card Co., Ltd.[1]		27,349,561		22,793,920		4,555,641		3,527,354		418,898		442,873
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) [2]		26,287,116		23,992,601		2,294,515		1,976,122		336,198		54,587
KB Asset Management Co., Ltd. [1]		375,739		128,589		247,150		254,162		79,899		79,071
KB Capital Co., Ltd. [1,2]		14,529,427		12,707,210		1,822,217		1,634,759		209,899		209,719
KB Life Insurance Co., Ltd.		10,634,562		10,174,282		460,280		2,259,301		(46,595)		(121,847)
KB Real Estate Trust Co., Ltd.		496,522		119,700		376,822		168,373		81,480		82,299
KB Savings Bank Co., Ltd.		2,601,134		2,339,037		262,097		150,028		18,932		22,526
KB Investment Co., Ltd. [1]		1,197,720		922,239		275,481		207,367		55,338		55,340
KB Data System Co., Ltd. [1]		44,486		25,911		18,575		174,819		467		1,105
KB Credit Information Co., Ltd.		28,674		12,303		16,371		39,909		388		434

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

41.4.1 The Group has provided payment guarantees of ~~W~~ 4,458,840 million to K plus 1st L.L.C and other consolidated structured entities.

41.4.2 The Group has provided capital commitment to 51 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,822,517 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries

41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2022, are as follows:

Company	Reasons of obtaining control

PT.KB VALBURY SEKURITAS and 30 others	Holds more than half of the ownership interests

New star Gimpo 4th Co., Ltd. and 55 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Korea Short Term Premium Private Securities Fund No.25 (USD)(Bond) and 34 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Tail End Fund and 11 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2022, are as follows:

Company	Reasons of losing control

Able Pocheon 1st Co., Ltd. and 60 others	Termination of the commitments

KB Pre IPO Secondary Venture Fund No.2 and 21 others	Liquidation

498 Seventh KOR Holdco LP and 3 other	Disposal

KB Global Digital-Chain Economy Securities Fund(Equity) and 9 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

42. Unconsolidated Structured Entities

42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Trust whose principal is not guaranteed • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	110,862,054	~~W~~	435,585,129	~~W~~	5,516,039	~~W~~	144,018,286	~~W~~	695,981,508
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	105,637	~~W~~	12,963,303	~~W~~	298,169	~~W~~	3,566,948	~~W~~	16,934,057
Loans measured at amortized cost		8,829,758		469,777		163,220		3,037,021		12,499,776
Financial investments		1,012		—		—		7,893,604		7,894,616
Investments in associates		—		335,746		—		—		335,746
Other assets		6,663		1,504		242,853		5,950		256,970

	~~W~~	8,943,070	~~W~~	13,770,330	~~W~~	704,242	~~W~~	14,503,523	~~W~~	37,921,165

Liabilities:
Deposits	~~W~~	1,596,011	~~W~~	41,288	~~W~~	—	~~W~~	219,641	~~W~~	1,856,940
Derivative financial liabilities		437		2,102		—		698		3,237
Other liabilities		3,044		11		—		54,425		57,480

	~~W~~	1,599,492	~~W~~	43,401	~~W~~	—	~~W~~	274,764	~~W~~	1,917,657

Maximum exposure *
Assets held	~~W~~	8,943,070	~~W~~	13,770,330	~~W~~	704,242	~~W~~	14,503,523	~~W~~	37,921,165
Purchase and investment commitments		227,098		6,301,588		144,269		678,564		7,351,519
Unused credit		1,380,348		—		8,547		6,161,171		7,550,066
Acceptances and guarantees and loan commitments		1,015,619		—		—		20,000		1,035,619

	~~W~~	11,566,135	~~W~~	20,071,918	~~W~~	857,058	~~W~~	21,363,258	~~W~~	53,858,369

Methods of determining the maximum exposure	Loan commitments/ investment agreements/ purchase commitments and acceptances and guarantees	Investments/loans and Investment agreements	Trust paying dividends by results: Total amount of trust exposure	Providing credit lines/purchase commitments/loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	89,647,771	~~W~~	416,401,893	~~W~~	3,005,720	~~W~~	144,897,727	~~W~~	653,953,111
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	126,086	~~W~~	13,340,292	~~W~~	90,348	~~W~~	3,602,631	~~W~~	17,159,357
Derivative financial assets		—		—		—		181		181
Loans measured at amortized cost		8,290,514		479,452		265,173		1,194,705		10,229,844
Financial investments		—		—		—		8,084,101		8,084,101
Investments in associates		—		292,315		—		—		292,315
Other assets		2,496		3,111		119,630		15,638		140,875

	~~W~~	8,419,096	~~W~~	14,115,170	~~W~~	475,151	~~W~~	12,897,256	~~W~~	35,906,673

Liabilities:
Deposits	~~W~~	650,834	~~W~~	58,348	~~W~~	—	~~W~~	330,592	~~W~~	1,039,774
Derivative financial liabilities		—		—		—		437		437
Other liabilities		8,196		289		—		32,179		40,664

	~~W~~	659,030	~~W~~	58,637	~~W~~	—	~~W~~	363,208	~~W~~	1,080,875

Maximum exposure *
Assets held	~~W~~	8,419,096	~~W~~	14,115,170	~~W~~	475,151	~~W~~	12,897,256	~~W~~	35,906,673
Purchase and investment commitments		—		6,131,739		131,102		499,682		6,762,523
Unused credit		855,322		—		—		4,990,797		5,846,119
Acceptances and guarantees and loan commitments		1,544,394		—		15,890		496,284		2,056,568

	~~W~~	10,818,812	~~W~~	20,246,909	~~W~~	622,143	~~W~~	18,884,019	~~W~~	50,571,883

Methods of determining the maximum exposure	Loan commitments/ investment agreements/ purchase commitments and acceptances and guarantees	Investments/loans and Investment agreements	Trust paying dividends by results: Total amount of trust exposure	Providing credit lines/purchase commitments/loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022		2021
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	5,194	~~W~~	5,689
Korea Credit Bureau Co., Ltd.	Interest expense		1		6
	Fee and commission income		649		910
	Fee and commission expense		3,973		4,256
	Insurance income		4		4
	Other operating expenses		15		11
KB GwS Private Securities Investment Trust *	Fee and commission income		—		146
Incheon Bridge Co., Ltd.	Interest income		7,516		4,069
	Interest expense		517		158
	Fee and commission income		23		22
	Fee and commission expense		6		6
	Insurance income		212		230
	Losses on financial instruments at fair value through profit or loss		4,434		1,374
	Reversal of credit losses		28		444
	Provision for credit losses		9		1
Kendai Co.,Ltd.	Other non-operating expenses		3		—
Aju Good Technology Venture Fund	Interest expense		108		27
KB Star Office Private Real Estate Master Fund No.1*	Interest income		—		370
	Interest expense		2		5
	Fee and commission income		276		435
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		97		—
	Interest income		3,098		—
	Interest expense		413		—
	Provision for credit losses		1		—
	General and administrative expenses		5,562		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
SY Auto Capital Co., Ltd.	Interest income	~~W~~	889	~~W~~	941
	Fee and commission income		47		88
	Fee and commission expense		10		15
	Insurance income		43		42
	Other operating income		487		710
	Other operating expenses		32		64
	Reversal of credit losses		—		11
	Provision for credit losses		9		—
Food Factory Co., Ltd.	Interest income		80		70
	Interest expense		6		5
	Insurance income		10		9
	Fee and commission income		1		—
	Fee and commission expense		—		2
	Gains on financial instruments at fair value through profit or loss		33		—
	Losses on financial instruments at fair value through profit or loss		—		1
	Reversal of credit losses		1		6
KB Pre IPO Secondary Venture Fund No.1 *	Interest expense		—		1
	Fee and commission income		1,204		110
Acts Co., Ltd. *	Insurance income		2		1
Dongjo Co., Ltd	Insurance income		—		1
	Interest income		9		—
POSCO-KB Shipbuilding Fund	Fee and commission income		177		213
Dae-A Leisure Co., Ltd.	Interest expense		—		2
Paycoms Co., Ltd.	Interest income		7		10
	Gains on financial instruments at fair value through profit or loss		39		42
Big Dipper Co., Ltd.	Interest expense		1		—
	Fee and commission expense		393		655
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		1
	Fee and commission income		129		190
KB-TS Technology Venture Private Equity Fund	Fee and commission income		185		285

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
KB-SJ Tourism Venture Fund	Fee and commission income	~~W~~	209	~~W~~	279
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss		—		613
	Losses on financial instruments at fair value through profit or loss		—		663
	Fee and commission income		36		36
	Fee and commission expense		17		48
Iwon Alloy Co., Ltd.	Insurance income		1		—
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		—		293
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		43		38
	Gains on financial instruments at fair value through profit or loss		—		531
	Losses on financial instruments at fair value through profit or loss		—		2,373
KB-MDI Centauri Fund LP	Fee and commission income		487		401
	Gains on financial instruments at fair value through profit or loss		—		551
	Losses on financial instruments at fair value through profit or loss		—		284
Hibiscus Fund LP	Fee and commission income		524		372
	Gains on financial instruments at fair value through profit or loss		—		113
RMG-KB BioAccess Fund L.P.	Fee and commission income		325		57
	Gains on financial instruments at fair value through profit or loss		—		5
S&E Bio Co., Ltd.	Interest expense		2		1
Contents First Inc.	Interest income		128		—
	Interest expense		34		83
	Fee and commission income		1		—
	Provision for credit losses		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
December & Company Inc.	Insurance income	~~W~~	174	~~W~~	109
GENINUS Inc. *	Interest expense		12		29
	Gains on financial instruments at fair value through profit or loss		—		4,009
	Provision for credit losses		—		6
Pin Therapeutics Inc.	Interest expense		110		—
Wyatt Corp.	Insurance income		142		87
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		6		17
	Fee and commission income		423		514
Spark Biopharma Inc.	Interest expense		272		7
Skydigital Inc.	Fee and commission income		3		3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses		1		—
SO-MYUNG Recycling Co., Ltd.	Other non-operating expenses		2		—
KB No.17 Special Purpose Acquisition Company *	Losses on financial instruments at fair value through profit or loss		—		1,388
	Interest expense		1		14
KB No.18 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		8
	Interest expense		5		20
KB No.19 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		36
	Interest expense		5		9
KB No.20 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		68
	Interest expense		22		15
KB No.21 Special Purpose Acquisition Company	Fee and commission income		263		—
	Gains on financial instruments at fair value through profit or loss		1,469		—
	Interest expense		30		—
KB No.22 Special Purpose Acquisition Company	Fee and commission income		175		—
	Gains on financial instruments at fair value through profit or loss		982		—
	Interest expense		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
KB No.23 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	~~W~~	1,476	~~W~~	—
	Interest expense		23		—
KB No.24 Special Purpose Acquisition Company	Interest expense		1		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		345		487
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		706		550
COSES GT Co., Ltd.	Interest income		23		18
	Interest expense		1		1
	Provision for credit losses		3		—
	Reversal of credit losses		—		3
IDTECK Co., Ltd.	Insurance income		—		1
Mantisco Co., Ltd.	Interest expense		1		1
SuperNGine Co., Ltd.	Interest expense		—		1
Desilo Inc.	Interest income		9		1
	Provision for credit losses		—		2
Turing Co., Ltd.	Interest expense		1		1
IGGYMOB Co., Ltd.	Interest expense		1		1
Kukka Co., Ltd.	Interest expense		2		—
ZIPDOC Inc.	Interest expense		1		—
	Reversal of credit losses		3		—
TeamSparta Inc.	Interest expense		19		—
Chabot Mobility Co., Ltd.	Interest expense		1		—
	Fee and commission expense		824		—
Wemade Connect Co., Ltd.	Insurance income		3		—
	Interest expense		81		—
	Reversal of credit losses		1		—
TMAP Mobility Co., Ltd.	Interest expense		226		—
	Fee and commission expense		78		—
Nextrade Co., Ltd.	Interest expense		263		—
WJ Private Equity Fund No.1	Fee and commission income		7		7
UPRISE, Inc.	Interest income		—		5
	Interest expense		3		1
	Reversal of credit losses		—		1
Channel Corporation	Interest expense		43		—
CWhy Inc.	Insurance income		2		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Bomapp Inc. *	Fee and commission expense	~~W~~	—	~~W~~	5
	Losses on financial instruments at fair value through profit or loss		—		1,980
KB Social Impact Investment Fund	Fee and commission income		286		300
KB-UTC Inno-Tech Venture Fund	Fee and commission income		449		471
KBSP Private Equity Fund No.4	Fee and commission income		211		389
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		561		1,198
2020 KB Fintech Renaissance Fund	Fee and commission income		147		147
KB Material and Parts No.1 PEF	Fee and commission income		353		353
FineKB Private Equity Fund No.1	Fee and commission income		641		540
Paramark KB Fund No.1	Fee and commission income		356		100
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		905		—
KB Bio Private Equity No.3 Ltd. *	Fee and commission income		4,035		324
K The 15th REIT Co., Ltd. *	Fee and commission income		—		500
	Insurance income		—		1
KB-KTB Technology Venture Fund	Fee and commission income		600		—
THE CHAEUL FUND NO.1	Fee and commission income		82		—
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		—		846
KB-Solidus Global Healthcare Fund	Fee and commission income		350		167
SwatchOn Inc. *	Fee and commission income		5		8
	Interest expense		5		10
Gomi corporation Inc.	Interest income		61		19
	Interest expense		2		1
	Fee and commission income		1		—
	Provision for credit losses		3		13
KB Cape No.1 Private Equity Fund	Fee and commission income		72		144
	Losses on financial instruments at fair value through profit or loss		—		69

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income	~~W~~	—	~~W~~	43
KB-GeneN Medical Venture Fund No.1	Fee and commission income		76		—
KB-BridgePole Venture Investment Fund	Fee and commission income		118		—
KB-Kyobo New Mobility Power Fund	Fee and commission income		69		—
KB Co-Investment Private Equity Fund No.1	Fee and commission income		483		—
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		435		—
Others
Retirement pension	Fee and commission income		1,352		1,338
	Interest expense		39		9

*	Excluded from the Group’s related party as of December 31, 2022.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 486,586 million and ~~W~~ 878,690 million for the years ended December 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		December 31, 2022		December 31, 2021
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,306	~~W~~	1,427
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		38		36
	Deposits		27,889		10,200
	Provisions		2		—
	Insurance liabilities		1		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		32,948		37,382
	Loans measured at amortized cost (gross amount)		95,211		114,107
	Allowances for credit losses		12		26
	Other assets		615		423
	Deposits		48,639		35,487
	Provisions		18		24
	Insurance liabilities		89		79
	Other liabilities		446		99
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		154		17
Aju Good Technology Venture Fund	Deposits		7,222		6,286
	Other liabilities		73		10
KB Star Office Private Real Estate Master Fund No.1 *	Loans measured at amortized cost (gross amount)		—		10,000
	Allowances for credit losses		—		5
	Other assets		—		138
	Deposits		—		2,578
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,294		—
	Allowances for credit losses		1		—
	Property and equipment		9,915		—
	Other assets		8,591		—
	Insurance liabilities		46		—
	Other liabilities		14,227		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		1,526		1,524
	Other liabilities		1		—
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		221		260
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,017		1,591
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		3		443
	Loans measured at amortized cost (gross amount)		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022		December 31, 2021
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	40,040	~~W~~	40,074
	Allowances for credit losses		55		68
	Other assets		63		630
	Deposits		10		17
	Insurance liabilities		14		14
	Other liabilities		5		36
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		696		663
	Loans measured at amortized cost (gross amount)		3,345		3,553
	Allowances for credit losses		4		4
	Other assets		4		2
	Deposits		664		839
	Insurance liabilities		8		8
	Other liabilities		1		6
KB Pre IPO Secondary Venture Fund No.1 *	Deposits		—		103
Acts Co., Ltd *.	Deposits		—		154
	Insurance liabilities		—		2
	Other liabilities		—		100
POSCO-KB Shipbuilding Fund	Other assets		177		213
Paycoms Co., Ltd.	Other assets		—		1
	Financial assets at fair value through profit or loss		1,172		1,269
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		18		17
	Deposits		19		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		317		904
Iwon Alloy Co., Ltd.	Deposits		1		—
	Insurance liabilities		1		1
Computerlife Co., Ltd.	Deposits		3		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,384		5,423
	Other liabilities		36		79
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		17		14
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		75		94
Skydigital Inc.	Deposits		10		85
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		10,470		9,090

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022		December 31, 2021
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	~~W~~	7,450	~~W~~	4,950
	Loans measured at amortized cost (gross amount)		17		17
	Deposits		17,534		6,015
	Other liabilities		91		3
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,248		1,250
	Deposits		27		4,001
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		7		6
	Deposits		37		38
Channel Corporation	Financial assets at fair value through profit or loss		18,099		14,551
	Deposits		3,000		—
	Other liabilities		21		—
Jo Yang Industrial Co., Ltd.	Deposits		—		1
KB No.17 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		1,301
	Deposits		—		1,687
	Other liabilities		—		12
KB No.18 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		3,881
	Deposits		—		2,077
	Other liabilities		—		12
KB No.19 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		2,091
	Deposits		—		1,013
	Other liabilities		—		5
KB No.20 Special Purpose Acquisition Company*	Financial assets at fair value through profit or loss		—		3,135
	Deposits		—		1,681
	Other liabilities		—		3
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,959		—
	Deposits		2,263		—
	Other liabilities		29		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022		December 31, 2021
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	1,972	~~W~~	—
	Deposits		1,948		—
KB No.23 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,971		—
	Deposits		2,205		—
	Other liabilities		22		—
KB No.24 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,975		—
	Deposits		9,983		—
	Other liabilities		1		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		4,930		4,930
	Loans measured at amortized cost (gross amount)		506		515
	Allowances for credit losses		4		2
	Other assets		2		1
	Deposits		1,213		1,939
IDTECK Co., Ltd.	Insurance liabilities		—		1
Bomapp Inc. *	Financial assets at fair value through profit or loss		—		19
	Deposits		1		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000
KB-Solidus Global Healthcare Fund	Other assets		350		620
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,802		3,557
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		2,500
	Loans measured at amortized cost (gross amount)		2,234		2,233
	Allowances for credit losses		17		12
	Other assets		5		4
	Deposits		915		3,188
	Other liabilities		1		1
Copin Communications, Inc. *	Financial assets at fair value through profit or loss		—		4,801
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022		December 31, 2021
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		10		—
	Deposits		6,419		263
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,133		2,278
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		5		39
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,017		—
	Allowances for credit losses		1		—
	Other assets		2		—
	Deposits		5,010		12,650
	Other liabilities		21		57
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		17,471		9,633
	Other assets		470		104
2020 KB Fintech Renaissance Fund	Other assets		37		—
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
GENINUS Inc. *	Financial assets at fair value through profit or loss		—		5,855
	Loans measured at amortized cost (gross amount)		—		17
	Allowances for credit losses		—		6
	Deposits		—		34,415
	Other liabilities		—		2
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)		15		1
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		623		386
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		13		—
	Financial assets at fair value through profit or loss		5,000		3,000
	Deposits		6,033		—
	Other liabilities		18		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022		December 31, 2021
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	~~W~~	4	~~W~~	4
	Financial assets at fair value through profit or loss		5,000		5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		6		2
	Deposits		17		944
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		301
	Allowances for credit losses		2		2
	Deposits		1		168
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		2,788		1,054
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		15		6
	Deposits		254		2,938
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		—
	Deposits		915		—
TeamSparta Inc.	Financial assets at fair value through profit or loss		4,001		—
	Deposits		12,502		—
	Other liabilities		6		—
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,000		—
	Deposits		86		—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,000		—
	Loans measured at amortized cost (gross amount)		52		—
	Provisions		2		—
	Deposits		10,370		—
	Insurance liabilities		2		—
	Other liabilities		28		—
Nextrade Co., Ltd.	Deposits		56,202		—
	Other liabilities		263		—
TMAP Mobility Co., Ltd.	Deposits		30,000		—
	Other liabilities		76		—
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022		December 31, 2021
Gushcloud Talent Agency	Financial assets at fair value through profit or loss	~~W~~	4,165	~~W~~	—
Grinergy	Financial assets at fair value through profit or loss		2,500		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		2,000		—
FineKB Private Equity Fund No.1	Other assets		160		153
Paramark KB Fund No.1	Other liabilities		34		200
December & Company Inc.	Deposits		1		1
	Insurance liabilities		9		10
KB Social Impact Investment Fund	Other assets		436		150
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		2,200
	Insurance liabilities		3		—
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		—		354
Hibiscus Fund LP	Financial assets at fair value through profit or loss		10,221		4,731
	Other assets		—		251
	Other liabilities		257		—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		2,753		353
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		77		7
SwatchOn Inc. *	Financial assets at fair value through profit or loss		—		3,345
	Loans measured at amortized cost (gross amount)		—		73
	Deposits		—		686
KB Co-Investment Private Equity Fund No.1	Other assets		191		—
Key management personnel	Loans measured at amortized cost (gross amount)		6,299		4,591
	Allowances for credit losses		3		2
	Other assets		7		4
	Deposits		17,618		16,996
	Provisions		1		1
	Insurance liabilities		2,374		2,471
	Other liabilities		387		345
Others
Retirement pension	Other assets		778		369
	Other liabilities		10,141		5,014

*	Excluded from the Group’s related party as of December 31, 2022, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	38	~~W~~	(36)	~~W~~	38
Incheon Bridge Co., Ltd.		151,489		11		(23,341)		128,159
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(706)		149,294
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		(10,000)		—
KB Cape No.1 Private Equity Fund		1,591		426		—		2,017
RAND Bio Science Co., Ltd.		1		—		(1)		—
SY Auto Capital Co., Ltd.		40,074		40		(74)		40,040
Food Factory Co., Ltd.		4,216		1,541		(1,716)		4,041
Paycoms Co., Ltd.		1,269		—		(97)		1,172
Big Dipper Co., Ltd.		17		18		(17)		18
RMGP Bio-Pharma Investment Fund, L.P.		5,423		961		—		6,384
RMGP Bio-Pharma Investment, L.P.		14		3		—		17
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		1,380		—		10,470
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		7		(6)		2,007
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company *		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company *		2,091		—		(2,091)		—
KB No.20 Special Purpose Acquisition Company *		3,135		—		(3,135)		—
KB No.21 Special Purpose Acquisition Company		—		2,959		—		2,959
KB No.22 Special Purpose Acquisition Company		—		1,972		—		1,972
KB No.23 Special Purpose Acquisition Company		—		2,971		—		2,971
KB No.24 Special Purpose Acquisition Company		—		6,975		—		6,975
COSES GT Co., Ltd.		5,445		6		(15)		5,436
Bomapp Inc. *		19		—		(19)		—
Channel Corporation		14,551		3,548		—		18,099
MitoImmune Therapeutics		7,000		—		—		7,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Bioprotect Ltd.	~~W~~	3,557	~~W~~	245	~~W~~	—	~~W~~	3,802
Gomi corporation Inc.		4,733		1,534		(33)		6,234
Copin Communications, Inc. *		4,801		—		(4,801)		—
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		2,010		—		4,010
Bluepointpartners Inc.		2,278		—		(145)		2,133
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		10,017		—		17,294
KB-MDI Centauri Fund LP		9,633		7,838		—		17,471
SwatchOn Inc. *		3,418		—		(3,418)		—
OKXE Inc.		800		—		—		800
GENINUS Inc. *		5,872		—		(5,872)		—
Checkmate Therapeutics Inc.		2,200		1,000		—		3,200
Mantisco Co., Ltd.		3,001		15		(1)		3,015
IMBiologics Corp.		5,004		4		(4)		5,004
Spark Biopharma Inc.		4,967		2,517		(17)		7,467
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,013		—		5,013
Hibiscus Fund LP		4,731		5,490		—		10,221
SuperNGine Co., Ltd.		1,998		6		(2)		2,002
Desilo Inc.		3,469		—		(1)		3,468
RMG-KB BioAccess Fund L.P.		353		2,400		—		2,753
RMG-KB BP Management Ltd.		7		70		—		77
IGGYMOB Co., Ltd.		5,006		15		(6)		5,015
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		4,165		—		4,165
Grinergy		—		2,500		—		2,500
NexThera Co., Ltd.		—		2,000		—		2,000
Chabot Mobility Co., Ltd.		—		2,000		—		2,000
TeamSparta Inc.		—		4,001		—		4,001
FutureConnect Co., Ltd.		—		1,499		—		1,499
Wemade Connect Co., Ltd.		—		12,052		—		12,052
Key management personnel		4,591		4,527		(2,819)		6,299

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	36	~~W~~	(36)	~~W~~	36
Incheon Bridge Co., Ltd.		171,758		7		(20,276)		151,489
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(409)		1,591
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,060		74		(60)		40,074
Food Factory Co., Ltd.		3,872		397		(53)		4,216
Paycoms Co., Ltd.		1,226		43		—		1,269
Big Dipper Co., Ltd.		4		17		(4)		17
RMGP Bio-Pharma Investment Fund, L.P.		4,250		1,173		—		5,423
RMGP Bio-Pharma Investment, L.P.		9		5		—		14
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,141		—		(51)		9,090
UPRISE, Inc.		750		1,000		(500)		1,250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		6		(24)		2,006
KB No.17 Special Purpose Acquisition Company *		2,687		—		(1,386)		1,301
KB No.18 Special Purpose Acquisition Company *		3,873		8		—		3,881
KB No.19 Special Purpose Acquisition Company *		2,055		36		—		2,091
KB No.20 Special Purpose Acquisition Company *		3,067		68		—		3,135
COSES GT Co., Ltd.		5,430		15		—		5,445
Bomapp Inc. *		1,999		—		(1,980)		19
Channel Corporation		4,551		10,000		—		14,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		293		—		3,557
Gomi corporation Inc.		509		4,233		(9)		4,733
Copin Communications, Inc. *		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		846		—		2,278
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		5,353		—		9,633

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Loan		Collection		Ending
SwatchOn Inc. *	~~W~~	3,404	~~W~~	73	~~W~~	(59)	~~W~~	3,418
OKXE Inc.		800		—		—		800
GENINUS Inc. *		5,599		273		—		5,872
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,001		—		3,001
IMBiologics Corp.		—		5,004		—		5,004
Spark Biopharma Inc.		—		4,967		—		4,967
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,731		—		4,731
SuperNGine Co., Ltd.		—		1,998		—		1,998
Desilo Inc.		—		3,469		—		3,469
RMG-KB BioAccess Fund L.P.		—		353		—		353
RMG-KB BP Management Ltd.		—		7		—		7
IGGYMOB Co., Ltd.		—		5,006		—		5,006
Turing Co., Ltd.		—		3,000		—		3,000
Key management personnel		5,153		3,421		(3,983)		4,591

*	Excluded from the Group’s related party as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	~~W~~	—	~~W~~	—	~~W~~	17,689	~~W~~	27,889
Incheon Bridge Co., Ltd.		35,487		29,217		(15,000)		(1,065)		48,639
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		137		154
Iwon Alloy Co., Ltd.		—		—		—		1		1
Computerlife Co., Ltd.		—		—		—		3		3
Skydigital Inc.		85		—		—		(75)		10
Jo Yang Industrial Co., Ltd.		1		—		—		(1)		—
Aju Good Technology Venture Fund		6,286		6,577		(3,840)		(1,801)		7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(587)		317
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		2		1,526
WJ Private Equity Fund No.1		260		—		—		(39)		221
KB Star Office Private Real Estate Master Fund No.1 [2]		2,578		—		(2,578)		—		—
SY Auto Capital Co., Ltd.		17		—		—		(7)		10
KB No.17 Special Purpose Acquisition Company [2]		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company [2]		2,077		—		(2,016)		(61)		—
KB No.19 Special Purpose Acquisition Company [2]		1,013		—		(1,000)		(13)		—
KB No.20 Special Purpose Acquisition Company [2]		1,681		—		(1,534)		(147)		—
KB No.21 Special Purpose Acquisition Company		—		2,000		—		263		2,263
KB No.22 Special Purpose Acquisition Company		—		—		—		1,948		1,948
KB No.23 Special Purpose Acquisition Company		—		2,133		—		72		2,205
KB No.24 Special Purpose Acquisition Company		—		—		—		9,983		9,983
RAND Bio Science Co., Ltd.		443		—		—		(440)		3
Food Factory Co., Ltd.		839		511		(1,018)		332		664
Acts Co., Ltd. [2]		154		—		—		(154)		—
Paycoms Co., Ltd.		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Big Dipper Co., Ltd.	~~W~~	—	~~W~~	300	~~W~~	(300)	~~W~~	19	~~W~~	19
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		4,001		—		—		(3,974)		27
CellinCells Co., Ltd.		38		—		—		(1)		37
COSES GT Co., Ltd.		1,939		—		—		(726)		1,213
SwatchOn Inc. [2]		686		—		—		(686)		—
Gomi corporation Inc.		3,188		—		—		(2,273)		915
S&E Bio Co., Ltd.		263		50		—		6,106		6,419
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(34)		5
Contents First Inc.		12,650		10,000		(16,000)		(1,640)		5,010
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		34,415		—		—		(34,415)		—
Mantisco Co., Ltd.		386		—		—		237		623
Pin Therapeutics Inc.		—		21,000		(16,200)		1,233		6,033
Spark Biopharma Inc.		6,015		41,165		(27,539)		(2,107)		17,534
G1 Playground Co., Ltd.		354		—		—		(354)		—
SuperNGine Co., Ltd.		944		—		—		(927)		17
Desilo Inc.		168		—		—		(167)		1
Turing Co., Ltd.		1,054		—		—		1,734		2,788
IGGYMOB Co., Ltd.		2,938		—		—		(2,684)		254
TMAP Mobility Co., Ltd.		—		80,000		(50,000)		—		30,000
Nextrade Co., Ltd.		—		56,200		—		2		56,202
Kukka Co., Ltd.		—		—		—		—		—
ZIPDOC Inc.		—		—		—		915		915
TeamSparta Inc.		—		9,000		(4,000)		7,502		12,502
Chabot Mobility Co., Ltd.		—		—		—		86		86
Wemade Connect Co., Ltd.		—		11,010		(3,267)		2,627		10,370
Wise Asset Management Co., Ltd.		—		6		(6)		—		—
Channel Corporation		—		6,000		(3,000)		—		3,000
Key management personnel		16,996		20,855		(17,189)		(3,043)		17,619

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	(1,000)	~~W~~	(8,782)	~~W~~	10,200
Incheon Bridge Co., Ltd.		39,520		15,000		(20,000)		967		35,487
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		(479)		(140)		17
Skydigital Inc.		15		—		—		70		85
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		3,093		3,840		(1,442)		795		6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(19)		904
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		(6,573)		1,524
Neomio Corp. [2]		535		—		—		(535)		—
WJ Private Equity Fund No.1		349		—		—		(89)		260
KB Star Office Private Real Estate Master Fund No.1 [2]		4,255		—		(1,770)		93		2,578
SY Auto Capital Co., Ltd.		6		—		—		11		17
KB No.17 Special Purpose Acquisition Company [2]		1,711		1,546		(1,525)		(45)		1,687
KB No.18 Special Purpose Acquisition Company [2]		2,101		2,016		(2,063)		23		2,077
KB No.19 Special Purpose Acquisition Company [2]		1,053		1,000		(1,000)		(40)		1,013
KB No.20 Special Purpose Acquisition Company [2]		1,716		1,534		(1,522)		(47)		1,681
RAND Bio Science Co., Ltd.		693		—		(400)		150		443
Food Factory Co., Ltd.		1,555		507		(500)		(723)		839
Acts Co., Ltd. [2]		18		—		—		136		154
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		(1)		—
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		3,990		4,001
CellinCells Co., Ltd.		260		—		—		(222)		38
COSES GT Co., Ltd.		292		—		—		1,647		1,939
SwatchOn Inc. [2]		3,947		200		(3,501)		40		686
Gomi corporation Inc.		37		—		—		3,151		3,188
S&E Bio Co., Ltd.		1,142		—		—		(879)		263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
KB Pre IPO Secondary Venture Fund No.1 [2]	~~W~~	629	~~W~~	—	~~W~~	—	~~W~~	(526)	~~W~~	103
4N Inc.		76		—		—		(37)		39
Contents First Inc.		1,823		20,000		(11,000)		1,827		12,650
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		13,630		—		(5,000)		25,785		34,415
Mantisco Co., Ltd.		—		—		—		386		386
Spark Biopharma Inc.		—		1,000		(3,000)		8,015		6,015
G1 Playground Co., Ltd.		—		—		—		354		354
SuperNGine Co., Ltd.		—		—		—		944		944
Desilo Inc.		—		—		—		168		168
Turing Co., Ltd.		—		—		—		1,054		1,054
IGGYMOB Co., Ltd.		—		—		—		2,938		2,938
Key management personnel		17,167		16,574		(16,994)		249		16,996

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

	2022				2021
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	26,054	~~W~~	279	~~W~~	3,620
KB GwS Private Securities Investment Trust *		—		—		—		188,836
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		5		—		1,950
POSCO-KB Shipbuilding Fund		—		950		—		5,925
KB Pre IPO Secondary Venture Fund No.1 *		—		1,429		—		292
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		5,200		—		3,000
KB-SJ Tourism Venture Fund		—		400		500		—
Korea Credit Bureau Co., Ltd.		—		—		—		90
KB-UTC Inno-Tech Venture Fund		—		—		5,085		—
KB-Solidus Global Healthcare Fund		—		19,630		—		—
KB-Stonebridge Secondary Private Equity Fund		4,369		4,216		10,734		10,992
KB Star Office Private Real Estate Master Fund No.1 *		—		26,240		—		601
KB SPROTT Renewable Private Equity Fund No.1		12,247		—		—		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		1,320		4,706		6,968		—
JR Global REIT *		—		—		—		65,025
KB Bio Private Equity No.3 Ltd. *		—		10,000		10,000		—
K The 15th REIT Co., Ltd. *		—		—		8,600		8,600
Project Vanilla Co., Ltd. *		—		525		—		—
KB Social Impact Investment Fund		—		—		1,500		—
KB-TS Technology Venture Private Equity Fund		—		4,536		1,510		2,976
Keystone-Hyundai Securities No.1 Private Equity Fund *		—		—		—		1,925
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		12,800		8,000		8,200
Aju Good Technology Venture Fund		—		5,400		—		769
G payment Joint Stock Company		—		—		9,029		—
498/7 Owners LLC *		—		166,851		—		—
KB-KTB Technology Venture Fund		11,200		—		—		—
KB-SOLIDUS Healthcare Investment Fund		18,000		—		—		—
Paramark KB Fund No.1		12,444		2,285		—		—
FineKB Private Equity Fund No.1		7,500		3,100		8,375		—
KB-GeneN Medical Venture Fund No.1		2,000		—		—		—
KB-BridgePole Venture Investment Fund		850		—		—		—
KB-Kyobo New Mobility Power Fund		3,000		—		—		—
DA-Friend New Technology Investment Fund No.2		988		—		—		—
Cornerstone Pentastone Fund No.4		818		—		—		—
SKS-VLP New Technology Investment Fund No.2		1,156		—		—		—
JS Private Equity Fund No.3		1,700		—		—		—
Mirae Asset Mobility Investment Fund No.1		2,000		—		—		—
KB-FT 1st Green Growth Investment Fund		2,000		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2022				2021
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
THE CHAEUL FUND NO.1	~~W~~	1,000	~~W~~	—	~~W~~	—	~~W~~	—
Star-Lord General Investors Private Real Estate Investment Company No.10		46,700		10		—		—
KB Co-Investment Private Equity Fund No.1		7,268		—		—		—
Glenwood Credit Private Equity Fund No.2		42,000		—		—		—
Apollo REIT PropCo LLC *		19,968		19,968		—		—
TMAP Mobility Co., Ltd.		200,000		—		—		—
POSITIVE Sobujang Venture Fund No.1		2,000		—		—		—
History 2022 Fintech Fund		2,000		—		—		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st		2,000		—		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,350		—		—		—
Nextrade Co., Ltd.		9,700		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		2,137		—		—		—
Shinhan Global Mobility Fund1		1,345		—		—		—
SKB Next Unicorn K-Battery Fund No.1		1,995		—		—		—

*	Excluded from the Group’s related party as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.6 Unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		December 31, 2022		December 31, 2021
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		562		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		89		93
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	Commitments on loss absorption priority		—		10,000
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		110		98
Food Factory Co., Ltd.	Unused lines of credit for credit card		52		82
KB No.18 Special Purpose Acquisition Company *	Unused lines of credit for credit card		—		15
KB No.19 Special Purpose Acquisition Company *	Unused lines of credit for credit card		—		1
KB No.23 Special Purpose Acquisition Company	Unused lines of credit for credit card		12		—
CellinCells Co., Ltd.	Unused lines of credit for credit card		17		18
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		25		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		27		43
SwatchOn Inc. *	Unused lines of credit for credit card		—		127
Gomi corporation Inc.	Unused lines of credit for credit card		16		2
COSES GT Co., Ltd.	Unused lines of credit for credit card		24		15
GENINUS Inc. *	Unused lines of credit for credit card		—		43
Spark Biopharma Inc.	Unused lines of credit for credit card		33		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		15		29
IMBiologics Corp.	Unused lines of credit for credit card		18		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		14		18

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.6 Unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		December 31, 2022		December 31, 2021
IGGYMOB Co., Ltd.	Unused lines of credit for credit card	~~W~~	35	~~W~~	14
Pin Therapeutics Inc.	Unused lines of credit for credit card		37		—
Grinergy S&E Bio Co., Ltd.	Unused lines of credit for credit card		10		—
	Unused lines of credit for credit card		40		—
Desilo Inc.	Unused lines of credit for credit card		—		—
ZIPDOC Inc.	Unused lines of credit for credit card		—		—
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		148		—
KB Pre IPO Secondary Venture Fund No.1 *	Commitments on loss absorption priority		—		1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		616
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		5,140		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		5,579
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		15,288		16,608
All Together Korea Fund No.2	Purchase of securities		990,000		—
KB-KTB Technology Venture Fund	Purchase of securities		11,200		22,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		70,200		88,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		15,732		20,000
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		42,863		—
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		40,650		—
FineKB Private Equity Fund No.1	Purchase of securities		9,125		16,625
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		17,832		27,960
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities		USD 4,094,487		USD 5,169,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.6 Unused commitments provided to related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		December 31, 2022		December 31, 2021
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	10,731	USD	12,615
KB-MDI Centauri Fund LP	Purchase of securities	USD	1,744,518	USD	6,622,923
Hibiscus Fund LP	Purchase of securities	MYR	16,666,667	MYR	33,333,333
RMG-KB BP Management Ltd.	Purchase of securities	USD	699,733	USD	616,170
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	27,428,899	USD	29,702,324
Key management personnel	Loan commitments in Korean won		2,354		2,018

*	Excluded from the Group’s related party as of December 31, 2022.

43.7 Details of compensation to key management personnel for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,725	~~W~~	863	~~W~~	7,487	~~W~~	17,075
Registered directors (non-executive)		1,058		—		—		1,058
Non-registered directors		16,756		484		12,432		29,672

	~~W~~	26,539	~~W~~	1,347	~~W~~	19,919	~~W~~	47,805

(In millions of Korean won)	2021
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,152	~~W~~	966	~~W~~	11,655	~~W~~	20,773
Registered directors (non-executive)		1,061		—		—		1,061
Non-registered directors		12,820		466		14,424		27,710

	~~W~~	22,033	~~W~~	1,432	~~W~~	26,079	~~W~~	49,544

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.8 Details of collateral provided by related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Assets held as collateral	December 31, 2022		December 31, 2021
Associates
KB Star Office Private Real Estate Master Fund No.1	Real estate	~~W~~	—	~~W~~	13,000
Key management personnel	Time deposits and others		457		745
	Real estate		7,483		5,176

As of December 31, 2022, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

44. Events after the reporting period

44.1 Merger of subsidiaries

At the board of directors meeting and shareholder’s meeting on August 9, 2022, it is determined to merge the Group’s subsidiaries, KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) and KB Life Insurance Co., Ltd.. Accordingly, the merger was completed with KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) as a surviving corporation on January 1, 2023, and KB Life Insurance Co., Ltd. was dissolved after the merger.

44.2 Retirement of treasury shares

The Group plans to acquire 5,385,996 shares (~~W~~ 300,000 million) of its own shares and retire the treasury shares by May 7, 2023 pursuant to board resolutions dated February 7, 2023.

However, the treasury shares were calculated based on the closing price (~~W~~ 55,700) on the day before the board meeting, on February 6, 2023, and the final number of shares to be retired may vary depending on the stock price.

45. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2022, was approved by the board of directors on Feb 23, 2023.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion

We have audited the separate financial statements of KB Financial Group Inc. (“the Company”), which comprise the separate statements of financial position as of December 31, 2022 and 2021, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022 and 2021, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2022 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 7, 2023 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

We have determined that there are no key audit matters to communicate in our report.

1

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

2

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

3

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2022 and 2021

(In millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	351,056	~~W~~	608,076
Financial assets at fair value through profit or loss	4,5,7		1,522,314		440,760
Loans measured at amortized cost	4,5,8		522,326		249,128
Investments in subsidiaries	9		26,741,438		26,741,438
Property and equipment	10		3,552		4,444
Intangible assets	11		16,752		16,673
Net defined benefit assets	16		4,288		221
Deferred income tax assets	13		19,904		5,583
Other assets	4,5,14		1,272,197		805,056

Total assets		~~W~~	30,453,827	~~W~~	28,871,379

Liabilities
Debentures	4,5,15		4,956,949		5,552,791
Current income tax liabilities			926,573		570,519
Other liabilities	4,5,17		338,489		235,095

Total liabilities			6,222,011		6,358,405

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			4,433,981		2,837,981
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive income			(5,847)		(8,330)
Retained earnings			3,794,565		3,974,206
Treasury shares			(836,188)		(1,136,188)

Total equity			24,231,816		22,512,974

Total liabilities and equity		~~W~~	30,453,827	~~W~~	28,871,379

The above separate statements of financial position should be read in conjunction with the accompanying notes.

4

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(In millions of Korean won, except per share amounts)	Notes	2022		2021
Interest income		~~W~~	19,402	~~W~~	9,392
Interest income from financial instruments at amortized cost			16,525		6,548
Interest income from financial instruments at fair value through profit or loss			2,877		2,844
Interest expense			(112,353)		(120,469)

Net interest expense	20		(92,951)		(111,077)

Fee and commission income			3,399		975
Fee and commission expense			(12,085)		(9,132)

Net fee and commission expense	21		(8,686)		(8,157)

Net gains on financial instruments at fair value through profit or loss	22		(11,794)		20,250

Net other operating income	23		1,871,224		1,620,238

General and administrative expenses	24		(89,149)		(85,417)

Operating income before provision for credit losses			1,668,644		1,435,837
Provision for credit losses			(303)		(417)

Net operating income			1,668,341		1,435,420
Net non-operating income	25		908		1,165

Profit before income tax benefit			1,669,249		1,436,585
Income tax benefit	26		15,263		2,281

Profit for the year			1,684,512		1,438,866

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			2,483		(298)

Other comprehensive income(loss) for the year, net of tax			2,483		(298)

Total comprehensive income for the year		~~W~~	1,686,995	~~W~~	1,438,568

Earnings per share	27
Basic earnings per share		~~W~~	3,999	~~W~~	3,509
Diluted earnings per share			3,912		3,436

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

5

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Comprehensive income for the year
Profit for the year		—		—		—		—		1,438,866		—		1,438,866
Remeasurements of net defined benefit liabilities		—		—		—		(298)		—		—		(298)

Total comprehensive income for the year		—		—		—		(298)		1,438,866		—		1,438,568

Transactions with shareholders
Annual dividends		—		—		—		—		(689,653)		—		(689,653)
Consideration for exchaneable rights		—		—		—		—		(292,226)		—		(292,226)
Issuance of hybrid securities		—		1,142,203		—		—		—		—		1,142,203
Dividends on hybrid securities		—		—		—		—		(71,538)		—		(71,538)

Total transactions with shareholders		—		1,142,203		—		—		(1,053,417)		—		88,786

Balance as of December 31, 2021	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Comprehensive income for the year
Profit for the year		—		—		—		—		1,684,512		—		1,684,512
Remeasurements of net defined benefit liabilities		—		—		—		2,483		—		—		2,483

Total comprehensive income for the year		—		—		—		2,483		1,684,512		—		1,686,995

Transactions with shareholders
Annual dividends		—		—		—		—		(853,299)		—		(853,299)
Quarterly dividends		—		—		—		—		(584,452)		—		(584,452)
Retirement of shares		—		—		—		—		(300,000)		300,000		—
Issuance of hybrid securities		—		1,596,000		—		—		—		—		1,596,000
Dividends on hybrid securities		—		—		—		—		(126,402)		—		(126,402)

Total transactions with shareholders		—		1,596,000		—		—		(1,864,153)		300,000		31,847

Balance as of December 31, 2022	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

6

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(In millions of Korean won)
	Notes	2022		2021
Cash flows from operating activities
Profit for the year		~~W~~	1,684,512	~~W~~	1,438,866

Adjustment for non-cash items
Depreciation and amortization expense			6,245		6,506
Provision for credit losses			303		417
Share-based payments			5,801		9,230
Net interest expense			3,289		4,379
Valuation losses (gains) on financial assets at fair value through profit or loss			50,002		(355)
Net other income			2,140		(1,668)

			67,780		18,509

Changes in operating assets and liabilities
Due from financial institutions			(30,000)		(90,000)
Deferred income tax assets			(15,263)		(2,281)
Other assets			7,011		4,822
Other liabilities			(21,721)		(23,835)

			(59,973)		(111,294)

Net cash inflow from operating activities			1,692,319		1,346,081

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(1,330,000)		(3,061,906)
Disposal of financial assets at fair value through profit of loss			200,000		3,096,540
Acquisition of subsidiaries			—		(219,268)
Increase in loans measured at amortized cost			(273,500)		(70,000)
Acquisition of property and equipment			(1,690)		(661)
Disposal of property and equipment			—		194
Acquisition of intangible assets			(1,178)		(3,603)
Disposal of intangible assets			20		3,482
Net increase in guarantee deposits paid			(2,325)		(2,358)
Other investing activities			(827)		(1,165)

Net cash outflow from investing activities			(1,409,500)		(258,745)

Cash flows from financing activities
Decrease in borrowings			—		(100,000)
Increase in debentures			498,898		389,405
Decrease in debentures			(1,100,000)		(970,000)
Dividends paid to shareholders			(1,437,751)		(981,879)
Redemption of principal of lease liabilities			(584)		(535)
Issuance of hybrid securities			1,596,000		1,142,203
Dividends paid on hybrid securities			(126,402)		(71,538)

Net cash inflow (outflow) from financing activities			(569,839)		(592,344)

Net increase in cash and cash equivalents			(287,020)		494,992
Cash and cash equivalents at the beginning of the year	28		518,073		23,081

Cash and cash equivalents at the end of the year	28	~~W~~	231,053	~~W~~	518,073

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2021, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.1.1 The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition as part of a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiary as a first-time adopter

•	Korean IFRS No.1109 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Company.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Issuance of Korean IFRS No. 1117 Insurance Contracts

Korean IFRS No. 1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No. 1109 Financial Instruments. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

10

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Company. (cont’d)

•	Amendments to Korean IFRS No. 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements - Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No. 1032 Financial Instruments: Presentation. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Company’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Company is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Company’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.1 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

12

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Company classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.1.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.1.2.2 Fair value

The Company uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.1.2.2 Fair value (cont’d)

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Company uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Company uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

14

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.1.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all the risks and rewards of ownership of the financial asset, or the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Company has not retained control. Therefore, if the Company does not transfer substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Company writes off a financial asset when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Company considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.1.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.1.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Company and all of the counterparties.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

15

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.3.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

16

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.4 Expected Credit Losses of Financial Assets (Debt Instruments)

The Company recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Company measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Company assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Company assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Under simplified approach, the Company always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Company uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Company generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Debt restructuring, etc.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.4.1 Forward-looking information

The Company uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Company assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Company for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Company determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Company estimates expected future cash flows for financial assets that are individually significant. The Company selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.4.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Company uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

18

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.4.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Company applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Company measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No. 1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt securities), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Company estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

19

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.5.1 Interest income and expense (cont’d)

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.5.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.5.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Company recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.5.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Company satisfies a performance obligation.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS No. 1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.7 Property and Equipment

3.7.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.7.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Company carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.11.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.11.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefits

3.12.1.1 Defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.12.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

23

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Company has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.12.3 Share-based payment

The Company provides stock grants program to executives and employees of the Company and its subsidiaries. When stock grants are exercised, the Company can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Company determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash.

Therefore, the Company measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.12.4 Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS No. 1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.13 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.13.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.13.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities if, and only if the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

25

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.13.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No. 1012 and Interpretation of Korean IFRS No. 2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No. 1037.

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss for the period and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.15 Lease

The Company as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

3.15 Lease (cont’d)

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Company can elect not to apply the requirements of Korean IFRS No. 1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Company applies the requirements of Korean IFRS No. 1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

27

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, and reputation risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Due from financial institutions	~~W~~	351,056	~~W~~	608,076
Loans measured at amortized cost *		522,326		249,128
Loans measured at fair value through profit or loss		343,525		51,154
Other financial assets *		44,841		36,078

	~~W~~	1,261,748	~~W~~	944,436

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of December 31, 2022 and 2021, are classified as follows:

(In millions of Korean won)

December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	523,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	523,500
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	523,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	523,500

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.4 Credit risk of loans (cont’d)

December 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000

* Before netting of allowance

Credit qualities of loans graded according to the probability of default as December 31, 2022 and 2021, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2022 and 2021, are as follows:

December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	351,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	351,056
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	351,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	351,056

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.5 Credit risk of due from financial institutions (cont’d)

December 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	608,076	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,076
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	608,076	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,076

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of loans by country as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	867,025	100.00	~~W~~	(1,174)	~~W~~	865,851

(In millions of Korean won)	December 31, 2021
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	301,154	100.00	~~W~~	(872)	~~W~~	300,282

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of corporate loans by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	867,025	100.00	~~W~~	(1,174)	~~W~~	865,851

(In millions of Korean won)	December 31, 2021
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	301,154	100.00	~~W~~	(872)	~~W~~	300,282

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.2.6.3 Classifications of due from financial institutions by industry as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	351,056	100.00	~~W~~	—	~~W~~	351,056

	December 31, 2021
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	608,076	100.00	~~W~~	—	~~W~~	608,076

4.2.6.4 Classifications of due from financial institutions by country as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	351,056	100.00	~~W~~	—	~~W~~	351,056

	December 31, 2021
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	608,076	100.00	~~W~~	—	~~W~~	608,076

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	275,723	~~W~~	160,712	~~W~~	756,380	~~W~~	2,863,695	~~W~~	1,330,748	~~W~~	5,387,258
Lease liabilities		—		49		88		381		330		—		848
Other financial liabilities		—		1,620		—		—		—		—		1,620

	~~W~~	—	~~W~~	277,392	~~W~~	160,800	~~W~~	756,761	~~W~~	2,864,025	~~W~~	1,330,748	~~W~~	5,389,726

	December 31, 2021
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	5,723	~~W~~	281,461	~~W~~	910,178	~~W~~	3,398,017	~~W~~	1,403,061	~~W~~	5,998,440
Lease liabilities		—		40		63		263		333		—		699
Other financial liabilities		—		1,491		—		—		—		—		1,491

	~~W~~	—	~~W~~	7,254	~~W~~	281,524	~~W~~	910,441	~~W~~	3,398,350	~~W~~	1,403,061	~~W~~	6,000,630

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure, the Company applies the IRRBB methodology to measure and manage interest rate risk in a historical-simulation VaR method including interest rate volatility during the past financial crisis (FY2008-FY2009).

(c) Changes in Economic Value of Equity (“ΔEVE”) and Changes in Net Interest Income (“ΔNII”)

ΔEVE means changes in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc. when interest rate changes, and ΔNII means changes in net interest income. The Company calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios. The interest rate risk for the interest rate shock and stress scenario is calculated only when the risk for each scenario is a loss.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.4.3.1 Interest rate risk (cont’d)

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
ΔEVE	~~W~~	819,850	~~W~~	733,729
ΔNII		9,484		1,530

4.5 Capital Management

The Company as a financial holding company under the Financial Holding Companies Act, complies with the consolidated capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2022.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the Group’s insolvency from future unexpected losses.

The Group operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.5 Capital Management (cont’d)

The Risk Management Committee of the Company determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Company’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Total Capital:	~~W~~	48,969,952	~~W~~	45,882,765
Tier 1 Capital		45,032,020		42,305,442
Common Equity Tier 1 Capital		40,103,660		39,144,259
Additional Tier 1 Capital		4,928,360		3,161,183
Tier 2 Capital		3,937,932		3,577,323
Risk-Weighted Assets:		302,967,993		290,913,570
Total Capital ratio (%):		16.16		15.77
Tier 1 Capital ratio (%)		14.86		14.54
Common Equity Tier 1 Capital ratio (%)		13.24		13.46

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows:

	December 31, 2022

(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	874,171	~~W~~	874,171
Beneficiary certificates		304,618		304,618
Loans		343,525		343,525
Financial assets at amortized cost
Due from financial institutions		351,056		351,056
Loans		522,326		522,326
Other financial assets		44,841		44,841

	~~W~~	2,440,537	~~W~~	2,440,537

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	4,956,949	~~W~~	4,576,973
Other financial liabilities		13,331		13,331

	~~W~~	4,970,280	~~W~~	4,590,304

	December 31, 2021

(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	389,606	~~W~~	389,606
Loans		51,154		51,154
Financial assets at amortized cost
Due from financial institutions		608,076		608,076
Loans		249,128		249,128
Other financial assets		36,078		36,078

	~~W~~	1,334,042	~~W~~	1,334,042

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,552,791	~~W~~	5,509,648
Other financial liabilities		13,913		13,913

	~~W~~	5,566,704	~~W~~	5,523,561

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2021, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans measured at amortized cost	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of December 31, 2022 and 2021, are as follows:

	December 31, 2022

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3

Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	874,171	~~W~~	874,171
Beneficiary certificates		—		304,618		—		304,618
Loans		—		343,525		—		343,525

	~~W~~	—	~~W~~	648,143	~~W~~	874,171	~~W~~	1,522,314

	December 31, 2021

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3

Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	389,606	~~W~~	389,606
Loans		—		51,154		—		51,154

	~~W~~	—	~~W~~	51,154	~~W~~	389,606	~~W~~	440,760

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2022 and 2021, are as follows:

	December 31, 2022

(In millions of Korean won)	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	304,618	DCF model	Interest rate, Discount rate, etc.
Loans		343,525	DCF model	Interest rate, Discount rate, etc.

	~~W~~	648,163

	December 31, 2021

(In millions of Korean won)	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	51,154	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

	December 31, 2022

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	351,056	~~W~~	—	~~W~~	351,056
Loans measured at amortized cost [2]		—		—		522,326		522,326
Other financial assets [3]		—		—		44,841		44,841

	~~W~~	—	~~W~~	351,056	~~W~~	567,167	~~W~~	918,223

Financial liabilities
Debentures	~~W~~	—	~~W~~	4,576,973	~~W~~	—	~~W~~	4,576,973
Other financial liabilities [3]		—		—		13,331		13,331

	~~W~~	—	~~W~~	4,576,973	~~W~~	13,331	~~W~~	4,590,304

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2021

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	608,076	~~W~~	—	~~W~~	608,076
Loans measured at amortized cost [2]		—		—		249,128		249,128
Other financial assets [3]		—		—		36,078		36,078

	~~W~~	—	~~W~~	608,076	~~W~~	285,206	~~W~~	893,282

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,509,648	~~W~~	—	~~W~~	5,509,648
Other financial liabilities [3]		—		—		13,913		13,913

	~~W~~	—	~~W~~	5,509,648	~~W~~	13,913	~~W~~	5,523,561

[1]	Because due from financial institutions classified as level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2022 and 2021, are as follows:

	Fair value
(In millions of Korean won)	December 31, 2022		December 31, 2021		Valuation techniques	Inputs
Financial liabilities
Debentures	~~W~~	4,576,973	~~W~~	5,509,648	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2021, are as follows:

	2022		2021

(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	389,606	~~W~~	388,895
Total gains or losses:
- Profit or loss		(45,435)		711
- Other comprehensive income		—		—
Purchases		530,000		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	874,171	~~W~~	389,606

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2022 and 2021, are as follows:

	2022						2021

(In millions of Korean won)	Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	(45,435)	~~W~~	—	~~W~~	—	~~W~~	711	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		(45,435)		—		—		711		—		—

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~874,171	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.54 ~ 7.05	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.64	The higher the volatility, the higher the fair value fluctuation

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~389,606	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	2.30 ~ 5.05	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.46	The higher the volatility, the higher the fair value fluctuation

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	10,460	~~W~~	(10,199)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.54% ~ 7.05%) by 1%, which are principal unobservable input parameters.

	December 31, 2021
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	8,316	~~W~~	(8,072)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (2.30% ~ 5.05%) by 1%, which are principal unobservable input parameters.

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	231,056	~~W~~	518,076
		KB Savings Bank Co., Ltd.	2.50 ~ 2.90		120,000		90,000

				~~W~~	351,056	~~W~~	608,076

6.2 Details of a maturity analysis of due from financial institutions other than restricted due from financial institutions, as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	231,053	~~W~~	30,000	~~W~~	60,000	~~W~~	30,000	~~W~~	—	~~W~~	351,053

(In millions of Korean won)
	December 31, 2021
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	518,073	~~W~~	90,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,073

6.3 Details of restricted due from financial institution as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Financial Institution	December 31, 2022		December 31, 2021		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	874,171	~~W~~	389,606
Beneficiary certificates		304,618		—
Loans		343,525		51,154

	~~W~~	1,522,314	~~W~~	440,760

8. Loans Measured at Amortized Cost

8.1 Details of loans measured at amortized cost as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	523,500	~~W~~	250,000
Less: Allowances for loan losses		(1,174)		(872)

	~~W~~	522,326	~~W~~	249,128

8.2 Details of loan types and customer types of loans to customers other than banks, as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	523,500	~~W~~	—	~~W~~	523,500
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(1,174)		—		(1,174)

	~~W~~	—	~~W~~	522,326	~~W~~	—	~~W~~	522,326

	December 31, 2021
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	250,000	~~W~~	—	~~W~~	250,000
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(872)		—		(872)

	~~W~~	—	~~W~~	249,128	~~W~~	—	~~W~~	249,128

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of December 31, 2022, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea

KB Securities Co., Ltd.	Financial investment	Korea

KB Insurance Co., Ltd.	Non-life insurance	Korea

KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea

KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	Life insurance	Korea

KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea

KB Capital Co., Ltd.	Financial leasing	Korea

KB Life Insurance Co., Ltd.	Life insurance	Korea

KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea

KB Savings Bank Co., Ltd.	Savings banking	Korea

KB Investment Co., Ltd.	Capital investment	Korea

KB Data System Co., Ltd.	System software, development and supply	Korea

KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

9.2 Details of investments in subsidiaries as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won, except for shares) Name of subsidiaries	As of December 31, 2022		Carrying amount
	Number of issued shares	Ownership (%)	December 31, 2022		December 31, 2021
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	15,000,000	100.00		2,310,054		2,310,054
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100.00		23,620		23,620

			~~W~~	26,741,438	~~W~~	26,741,438

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9.3 Changes in accumulated impairment losses of investments in subsidiaries for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Impairment		Reversal		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

	2021
(In millions of Korean won)	Beginning		Impairment		Reversal		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(54,031)	~~W~~	—	~~W~~	2,289	~~W~~	(51,742)

10. Property and Equipment

10.1 Details of property and equipment as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	7,768	~~W~~	(6,424)	~~W~~	—	~~W~~	1,344
Equipment and others		7,857		(6,511)		—		1,346
Right-of-use assets (buildings)		1,981		(1,620)		—		361
Right-of-use assets (vehicles)		2,052		(1,592)		—		460
Right-of-use assets (others)		197		(156)		—		41

	~~W~~	19,855	~~W~~	(16,303)	~~W~~	—	~~W~~	3,552

	December 31, 2021
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	6,856	~~W~~	(5,095)	~~W~~	—	~~W~~	1,761
Equipment and others		7,079		(5,341)		—		1,738
Right-of-use assets (buildings)		1,684		(1,155)		—		529
Right-of-use assets (vehicles)		1,616		(1,239)		—		377
Right-of-use assets (others)		143		(104)		—		39

	~~W~~	17,378	~~W~~	(12,934)	~~W~~	—	~~W~~	4,444

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

10.2 Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	1,761	~~W~~	912	~~W~~	—	~~W~~	(1,329)	~~W~~	1,344
Equipment and others		1,738		778		—		(1,170)		1,346
Right-of-use assets (buildings)		529		296		—		(464)		361
Right-of-use assets (vehicles)		377		704		(13)		(608)		460
Right-of-use assets (others)		39		54		—		(52)		41

	~~W~~	4,444	~~W~~	2,744	~~W~~	(13)	~~W~~	(3,623)	~~W~~	3,552

	2021
(In millions of Korean won)	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	3,407	~~W~~	244	~~W~~	—	~~W~~	(1,890)	~~W~~	1,761
Equipment and others		3,186		417		(204)		(1,661)		1,738
Right-of-use assets (buildings)		769		152		—		(392)		529
Right-of-use assets (vehicles)		322		731		(53)		(623)		377
Right-of-use assets (others)		46		52		—		(59)		39

	~~W~~	7,730	~~W~~	1,596	~~W~~	(257)	~~W~~	(4,625)	~~W~~	4,444

11. Intangible Assets

11.1 Details of intangible assets as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	5,819	~~W~~	(5,044)	~~W~~	—	~~W~~	775
Membership rights		10,743		—		(792)		9,951
Other intangible assets		13,523		(7,497)		—		6,026

	~~W~~	30,085	~~W~~	(12,541)	~~W~~	(792)	~~W~~	16,752

	December 31, 2021
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	5,716	~~W~~	(4,395)	~~W~~	—	~~W~~	1,321
Membership rights		10,744		—		(792)		9,952
Other intangible assets		10,925		(5,525)		—		5,400

	~~W~~	27,385	~~W~~	(9,920)	~~W~~	(792)	~~W~~	16,673

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

11.2 Changes in intangible assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Reversal of impairment *		Ending
Software	~~W~~	1,321	~~W~~	103	~~W~~	—	~~W~~	(649)	~~W~~	—	~~W~~	775
Membership rights		9,952		19		(20)		—		—		9,951
Other intangible assets		5,400		2,597		—		(1,971)		—		6,026

	~~W~~	16,673	~~W~~	2,719	~~W~~	(20)	~~W~~	(2,620)	~~W~~	—	~~W~~	16,752

	2021
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Reversal of Impairment *		Ending
Software	~~W~~	2,484	~~W~~	482	~~W~~	(814)	~~W~~	(831)	~~W~~	—	~~W~~	1,321
Membership rights		8,965		979		—		—		8		9,952
Other intangible assets		1,818		5,842		(1,210)		(1,050)		—		5,400

	~~W~~	13,267	~~W~~	7,303	~~W~~	(2,024)	~~W~~	(1,881)	~~W~~	8	~~W~~	16,673

*

Impairment losses for membership rights of other intangible assets with indefinite useful life are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

11.3 Changes in accumulated impairment losses of intangible assets for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Impairment	Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(792)	~~W~~ (2)	~~W~~	2	~~W~~	—	~~W~~	(792)

(In millions of Korean won)	2021
	Beginning		Impairment	Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(800)	~~W~~ (3)	~~W~~	11	~~W~~	—	~~W~~	(792)

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

12. Lease

12.1 Amounts Recognized in the Statements of Financial Position

Amounts recognized in the statements of financial position related to lease as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Right-of-use property and equipment: [1]
Real estate	~~W~~	361	~~W~~	529
Vehicles		460		377
Others		41		39

	~~W~~	862	~~W~~	945

Lease liabilities [2]	~~W~~	828	~~W~~	689

[1]	Included in property and equipment.
[2]	Included in other liabilities.

12.2 Amounts Recognized in the Statements of Comprehensive Income

Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	464	~~W~~	392
Vehicles		608		623
Others		52		59

	~~W~~	1,124	~~W~~	1,074

Interest expenses on the lease liabilities	~~W~~	18	~~W~~	12
Expense relating to short-term lease		28		27
Expense relating to lease of low-value assets that are not short-term lease		2		2

12.3 Total cash outflows for lease for the years ended December 31, 2022 and 2021 are ~~W~~ 614 million and ~~W~~ 565 million, respectively.

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13. Deferred Income Tax Assets and Liabilities

13.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,502	~~W~~	—	~~W~~	4,502
Membership rights		210		—		210
Defined benefit obligation		3,226		—		3,226
Plan assets		—		(3,393)		(3,393)
Short-term employee benefits		650		—		650
Losses on valuation of financial assets at fair value through profit or loss		14,795		—		14,795
Others		3,233		(3,319)		(86)

		26,616		(6,712)		19,904

Offsetting of deferred tax assets and liabilities		(6,712)		6,712		—

	~~W~~	19,904	~~W~~	—	~~W~~	19,904

	December 31, 2021
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,486	~~W~~	—	~~W~~	4,486
Membership rights		218		—		218
Defined benefit obligation		3,189		—		3,189
Plan assets		—		(3,189)		(3,189)
Short-term employee benefits		808		—		808
Losses on valuation of financial assets at fair value through profit or loss		2,858		—		2,858
Others		761		(3,548)		(2,787)

		12,320		(6,737)		5,583

Offsetting of deferred tax assets and liabilities		(6,737)		6,737		—

	~~W~~	5,583	~~W~~	—	~~W~~	5,583

13.2 Unrecognized Deferred Income Tax Assets

No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 2,896,164 million and ~~W~~ 51,742 million associated with investments in subsidiaries and impairment losses on investments in subsidiaries, respectively, as of December 31, 2022, due to the uncertainty that these temporary differences will be realized in the future. And no deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 16,934 million associated subordinated bond as of December 31, 2022, as they affect neither accounting profit nor taxable profit (tax loss) at the time of the transaction.

13.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 2,415,073 million associated with investments in subsidiaries as of December 31, 2022, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	16,314	~~W~~	5,124	~~W~~	5,800	~~W~~	16,990
Membership rights		792		—		—		792
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		11,595		2,206		2,784		12,173
Short-term employee benefits		2,937		2,876		2,394		2,455
Impairment losses of investments in subsidiaries		51,742		—		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		10,394		—		45,435		55,829
Others		21,259		2,155		10,028		29,132

		3,011,197		12,361		66,441		3,065,277

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Impairment losses of investments in subsidiaries		51,742						51,742
Others		18,490						16,934

		44,801						100,437

Tax rate (%) *		27.5						26.5

Total deferred income tax assets	~~W~~	12,320					~~W~~	26,616

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,415,073)	~~W~~	—	~~W~~	—	~~W~~	(2,415,073)
Plan assets		(11,595)		(2,206)		(3,415)		(12,804)
Others		(12,902)		(4,467)		(4,090)		(12,525)

		(2,439,570)		(6,673)		(7,505)		(2,440,402)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,415,073)						(2,415,073)

		(24,497)						(25,329)

Tax rate (%) *		27.5						26.5

Total deferred income tax liabilities	~~W~~	(6,737)					~~W~~	(6,712)

*

The corporate tax rate was changed due to the amendment of corporate tax law in 2022. Accordingly, the rate of 26.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2022.

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

	2021
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	11,531	~~W~~	4,447	~~W~~	9,230	~~W~~	16,314
Membership rights		800		11		3		792
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		11,686		2,805		2,714		11,595
Short-term employee benefits		2,713		2,713		2,937		2,937
Impairment losses of investments in subsidiaries		54,031		2,289		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		11,105		711		—		10,394
Others		1,809		1,642		21,092		21,259

		2,989,839		14,618		35,976		3,011,197

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Impairment losses of investments in subsidiaries		54,031						51,742
Others		—						18,490

		39,644						44,801

Tax rate (%)		27.5						27.5

Total deferred income tax assets	~~W~~	10,902					~~W~~	12,320

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,395,805)	~~W~~	—	~~W~~	(19,268)	~~W~~	(2,415,073)
Plan assets		(11,686)		(2,805)		(2,714)		(11,595)
Others		(16,361)		(4,642)		(1,183)		(12,902)

		(2,423,852)		(7,447)		(23,165)		(2,439,570)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,415,073)

		(28,047)						(24,497)

Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(7,713)					~~W~~	(6,737)

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

14. Other Assets

14.1 Details of other assets as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Other financial assets
Accrued income	~~W~~	11,556	~~W~~	5,270
Guarantee deposits		33,297		30,818
Less: Allowances for credit losses		(12)		(10)

		44,841		36,078

Other non-financial assets
Receivables		1,226,359		767,382
Prepaid expenses		946		831
Advanced payments		51		765

		1,227,356		768,978

	~~W~~	1,272,197	~~W~~	805,056

14.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	10	~~W~~	—	~~W~~	10
Provision		2		—		2

Ending	~~W~~	12	~~W~~	—	~~W~~	12

	2021
(In millions of Korean won)	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	7	~~W~~	—	~~W~~	7
Provision		3		—		3

Ending	~~W~~	10	~~W~~	—	~~W~~	10

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

15. Debentures

15.1 Details of debentures as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Unguaranteed debentures No.6	Feb. 26, 2015	Feb. 26, 2022	—	~~W~~	—	~~W~~	30,000
Unguaranteed debentures No.9	Jun. 23, 2015	Jun. 23, 2022	—		—		150,000
Unguaranteed debentures No.12-3	Nov. 27, 2015	Nov. 27, 2022	—		—		50,000
Unguaranteed debentures No.14-2	Dec. 9, 2015	Dec. 9, 2022	—		—		30,000
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.22-2	Feb. 28, 2017	Feb. 28, 2022	—		—		110,000
Unguaranteed debentures No.25-3	May 24, 2017	May 24, 2022	—		—		270,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-1	Jun. 27, 2017	Jun. 27, 2022	—		—		50,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-1	Aug. 30, 2017	Aug. 30, 2022	—		—		60,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-1	Sep. 19, 2017	Sep. 19, 2022	—		—		150,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-2	Apr. 6, 2018	Apr. 6, 2023	2.71		80,000		80,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 5, 2018	Oct. 5, 2023	2.52		120,000		120,000
Unguaranteed debentures No.36-1	Feb. 22, 2019	Feb. 22, 2022	—		—		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		110,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

15.1 Details of debentures as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21	~~W~~	370,000	~~W~~	370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	1.18		50,000		50,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		240,000
Unguaranteed debentures No.44-1	Aug. 11, 2020	Aug. 11, 2022	—		—		80,000
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	1.07		50,000		50,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	1.19		60,000		60,000
Unguaranteed debentures No.46-1	Jan. 14, 2021	Jan. 13, 2023	1.09		160,000		160,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.47	Feb. 24, 2021	Feb. 24, 2023	1.07		90,000		90,000
Unguaranteed debentures No.48-1	Jun. 16, 2022	Jun. 17, 2024	4.15		85,000		—
Unguaranteed debentures No.48-2	Jun. 16, 2022	Jun. 16, 2025	4.27		240,000		—
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		—
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		—

					4,970,000		5,570,000
Less: Bond Discounts					(4,616)		(7,000)
Less: adjustment on exchange right					(8,435)		(14,957)

				~~W~~	4,956,949	~~W~~	5,552,791

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

15.2 Maturities of debentures as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	410,000	~~W~~	380,000	~~W~~	300,000	~~W~~	1,915,000	~~W~~	1,965,000	~~W~~	4,970,000

	December 31, 2021
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	260,000	~~W~~	470,000	~~W~~	370,000	~~W~~	2,080,000	~~W~~	2,390,000	~~W~~	5,570,000

15.3 Changes in debentures based on par value for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,570,000	~~W~~	500,000	~~W~~	(1,100,000)	~~W~~	4,970,000

	2021
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	6,150,000	~~W~~	390,000	~~W~~	(970,000)	~~W~~	5,570,000

16. Net Defined Benefit Liabilities (Assets)

16.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

16.2 Changes in net defined benefit liabilities for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	22,557	~~W~~	(22,778)	~~W~~	(221)
Current service cost		2,200		—		2,200
Interest expense (income)		584		(590)		(6)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(4,510)		—		(4,510)
Actuarial gains and losses by experience adjustments		388		—		388
Return on plan assets (excluding amounts included in interest income)		—		698		698
Contributions by the Company		—		(2,655)		(2,655)
Payments from plans (benefit payments)		(2,206)		2,206		—
Payments from the Company		(207)		—		(207)
Transfer in		3,211		(3,186)		25
Transfer out		(4,044)		4,044		—

Ending	~~W~~	17,973	~~W~~	(22,261)	~~W~~	(4,288)

	2021
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	21,951	~~W~~	(21,892)	~~W~~	59
Current service cost		2,104		—		2,104
Interest expense (income)		437		(436)		1
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(523)		—		(523)
Actuarial gains and losses by experience adjustments		696		—		696
Return on plan assets (excluding amounts included in interest income)		—		238		238
Contributions by the Company		—		(2,798)		(2,798)
Payments from plans (benefit payments)		(2,805)		2,805		—
Payments from the Company		(26)		—		(26)
Transfer in		2,623		(2,595)		28
Transfer out		(1,900)		1,900		—

Ending	~~W~~	22,557	~~W~~	(22,778)	~~W~~	(221)

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

16.3 Details of the net defined benefit liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Present value of defined benefit obligation	~~W~~	17,973	~~W~~	22,557
Fair value of plan assets		(22,261)		(22,778)

Net defined benefit liabilities (assets)	~~W~~	(4,288)	~~W~~	(221)

16.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Current service cost	~~W~~	2,200	~~W~~	2,104
Net interest expense (income) on net defined benefit liabilities		(6)		1

Post-employment benefits	~~W~~	2,194	~~W~~	2,105

16.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(698)	~~W~~	(238)
Actuarial gains or losses		4,122		(173)
Income tax effect		(941)		113

Remeasurements after income tax expense	~~W~~	2,483	~~W~~	(298)

16.6 Details of fair value of plan assets as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
(In millions of Korean won)	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	22,261	~~W~~	22,261

	December 31, 2021
(In millions of Korean won)	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	22,778	~~W~~	22,778

16.7 Details of significant actuarial assumptions used as of December 31, 2022 and 2021, are as follows:

	December 31, 2022	December 31, 2021
Discount rate (%)	5.20	2.60
Future salary increase rate (%)	4.20	4.10
Turnover rate (%)	1.00	1.00

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

16.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2022, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate (%)	0.5%p	4.16% decrease	4.42% increase
Salary increase rate (%)	0.5%p	4.66% increase	4.42% decrease
Turnover rate (%)	0.5%p	0.24% increase	0.25% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

16.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefits) as of December 31, 2022, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	211	~~W~~	1,265	~~W~~	4,462	~~W~~	12,159	~~W~~	39,056	~~W~~	57,153

The weighted average duration of the defined benefit obligation is 9.02 years.

16.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2022 is ~~W~~ 1,800 million.

17. Other Liabilities

Details of other liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Other financial liabilities
Payables	~~W~~	881	~~W~~	828
Accrued expenses		11,622		12,396
Lease liabilities		828		689

		13,331		13,913

Other non-financial liabilities
Payables		133,741		23,679
Accrued expenses		190,759		197,042
Withholding taxes		658		461

		325,158		221,182

		~~W~~338,489	~~W~~	235,095

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18. Equity

18.1 Share Capital

18.1.1 Details of share capital as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		408,897,068		415,807,920
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

18.1.2 Changes in shares for the years ended December 31, 2022 and 2021, are as follows:

(In number of shares)	2022	2021
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

18.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of hybrid securities classified as equity as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2022	December 31, 2022		December 31, 2021
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00	~~W~~	442,955	~~W~~	—
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		—
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,814		—
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		—
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		—
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		—
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		—

				~~W~~	4,433,981	~~W~~	2,837,981

The above hybrid securities are early redeemable by the Company after 5 or 7or 10 years from the issuance date.

18.3 Capital Surplus

Details of capital surplus as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gains on sales of treasury shares		86,646		86,646
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	14,754,747	~~W~~	14,754,747

18.4 Accumulated Other Comprehensive Income (Loss)

18.4.1 Details of accumulated other comprehensive income (loss) as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Remeasurements of net defined benefit liabilities	~~W~~	(5,847)	~~W~~	(8,330)

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18.4.2 Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(8,330)	~~W~~	3,424	~~W~~	(941)	~~W~~	(5,847)

	2021
(In millions of Korean won)	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(8,032)	~~W~~	(411)	~~W~~	113	~~W~~	(8,330)

18.5 Retained Earnings

18.5.1 Details of retained earnings as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Legal reserves	~~W~~	839,235	~~W~~	695,348
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,490		5,154
Unappropriated retained earnings		1,968,840		2,291,704

	~~W~~	3,794,565	~~W~~	3,974,206

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

64

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18.5.2 Statement of appropriation of retained earnings

(Expected date of appropriation for 2022: March 24, 2023)

(Date of appropriation for 2021: March 25, 2022)

(In millions of Korean won)	2022		2021
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	~~W~~	1,295,182	~~W~~	1,216,602
Profit for the year		1,684,512		1,438,866
Quarterly dividends		(584,452)		(292,226)
Dividends on hybrid securities		(126,402)		(71,538)
Retirement of shares		(300,000)		—

		1,968,840		2,291,704

Transfer from voluntary reserves and others
Regulatory reserve for credit losses		—		664

		—		664

Appropriation of retained earnings
Legal reserves		168,451		143,887
Regulatory reserve for credit losses		4,850		—
Cash dividends:		564,970		853,299
(Dividends (rate) per share: ~~W~~ 1,450 (29.0%) in 2022) (Dividends (rate) per share: ~~W~~ 2,190 (43.8%) in 2021)

		738,271		997,186

Unappropriated retained earnings to be carried forward	~~W~~	1,230,569	~~W~~	1,295,182

18.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

18.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Amounts before appropriation	~~W~~	4,490	~~W~~	5,154
Amounts estimated to be appropriated (reversed)		4,850		(664)

	~~W~~	9,340	~~W~~	4,490

65

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won, except for per share amounts)	2022		2021
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	4,850	~~W~~	(664)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,553,261		1,367,992
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		3,986		3,511
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		3,899		3,438

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

18.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

	2021
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

66

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

19. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million (~~W~~ 2,190 per share) were declared at the annual general shareholders’ meeting on March 25, 2022 and paid in April 11, 2022. According to the resolution of the board of directors on April 22, 2022, the quarterly dividend amounting to ~~W~~ 194,817 million (~~W~~ 500 per share) with dividend record date of March 31, 2022 were paid on May 9, 2022; according to the resolution of the board of directors on July 21, 2022, the quarterly dividend amounting to ~~W~~ 194,817 million (~~W~~ 500 per share) with dividend record date of June 30, 2022 were paid on August 9, 2022; and according to the resolution of the board of directors on October 25, 2022, the quarterly dividend amounting to ~~W~~ 194,817 million (~~W~~ 500 per share) with dividend record date of September 30, 2022 were paid on November 10, 2022. The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ~~W~~ 564,970 million (~~W~~ 1,450 per share) is to be proposed at the general shareholders’ meeting scheduled for March 24, 2023. The Company’s financial statements as of and for the year ended December 31, 2022, do not reflect this dividend payable.

Meanwhile, the annual dividends and quarterly dividends paid in 2021 were ~~W~~ 689,653 million (~~W~~ 1,770 per share) and ~~W~~ 292,226 million (~~W~~ 750 per share), respectively.

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

20. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Interest income
Due from financial institutions	~~W~~	9,019	~~W~~	2,164
Loans measured at amortized cost		7,073		4,045
Loans measured at fair value through profit or loss		2,877		2,844
Others		433		339

		19,402		9,392

Interest expense
Borrowings		-		141
Debentures		112,334		120,316
Others		19		12

		112,353		120,469

Net interest expense	~~W~~	(92,951)	~~W~~	(111,077)

21. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Fee and commission income
Fees earned in Korean won	~~W~~	3,399	~~W~~	975

Fee and commission expense
Fees paid in Korean won		11,655		8,812
Fees paid in foreign currency		430		320

		12,085		9,132

Net fee and commission expense	~~W~~	(8,686)	~~W~~	(8,157)

68

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

22. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	36,409	~~W~~	19,895
Gains on valuation of financial assets at fair value through profit or loss		7,067		3,911
Gains on disposal of financial assets at fair value through profit or loss		1,799		—

		45,275		23,806

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		57,069		3,556

		57,069		3,556

Net gains on financial instruments at fair value through profit or loss	~~W~~	(11,794)	~~W~~	20,250

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other operating income
Dividend income from subsidiaries	~~W~~	1,871,223	~~W~~	1,617,949
Reversal of impairment losses of investments in subsidiaries		—		2,289
Others		1		—

		1,871,224		1,620,238

Other operating expenses		—		—

Net other operating income	~~W~~	1,871,224	~~W~~	1,620,238

69

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Expenses related to employee
Employee benefits - salaries	~~W~~	36,254	~~W~~	33,178
Employee benefits - others		5,847		5,499
Post-employment benefits - defined benefit plans		2,194		2,105
Post-employment benefits - defined contribution plans		621		523
Share-based payments		5,801		9,230

		50,717		50,535

Depreciation and amortization		6,245		6,506

Other general and administrative expenses
Travel		1,115		21
Communications		1,030		1,502
Tax and dues		478		413
Publication		345		371
Rental expense		1,876		1,636
Vehicle		173		142
Service fees		15,441		13,691
Advertising		1,017		973
Training		1,297		1,158
Others		9,415		8,469

		32,187		28,376

	~~W~~	89,149	~~W~~	85,417

70

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of December 31, 2022, are as follows:

24.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 29	Jan. 1, 2021	79,840	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	62,991	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	6,126	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		4,243	Satisfied
Deferred grant in 2016		3,533	Satisfied
Deferred grant in 2017		1,127	Satisfied
Deferred grant in 2018		1,766	Satisfied
Deferred grant in 2019		7,598	Satisfied
Deferred grant in 2020		27,956	Satisfied
Deferred grant in 2021		27,204	Satisfied

		294,426

Kookmin Bank
Series 80	Mar. 1, 2020	7,982	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	139,783	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	292,777	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 87	Mar. 1, 2022	2,599	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 89	May 26, 2022	2,363	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

71

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,502	Satisfied
Deferred grant in 2021		156,939	Satisfied

		732,091

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,374
Stock granted in 2016		3,749
Stock granted in 2017		14,006
Stock granted in 2018		26,572
Stock granted in 2019		42,273
Stock granted in 2020		165,810
Stock granted in 2021		501,365
Stock granted in 2022		249,267

		1,007,660

		2,034,177

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2022 (Deferred grants are residual shares vested as of December 31, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

72

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	3,725	Satisfied
Stock granted in 2016	4,223	Satisfied
Stock granted in 2017	1,401	Satisfied
Stock granted in 2018	760	Satisfied
Stock granted in 2019	9,354	Satisfied
Stock granted in 2020	22,586	Satisfied
Stock granted in 2021	35,497	Satisfied
Stock granted in 2022	46,898	Proportional to service period
Kookmin Bank
Stock granted in 2015	1,292	Satisfied
Stock granted in 2016	4,875	Satisfied
Stock granted in 2017	1,998	Satisfied
Stock granted in 2018	2,109	Satisfied
Stock granted in 2019	41,737	Satisfied
Stock granted in 2020	89,888	Satisfied
Stock granted in 2021	130,331	Satisfied
Stock granted in 2022	134,402	Proportional to service period
Other subsidiaries
Stock granted in 2015	5,762	Satisfied
Stock granted in 2016	25,831	Satisfied
Stock granted in 2017	46,223	Satisfied
Stock granted in 2018	99,594	Satisfied
Stock granted in 2019	243,130	Satisfied
Stock granted in 2020	433,210	Satisfied
Stock granted in 2021	610,167	Satisfied
Stock granted in 2022	324,412	Proportional to service period

	2,319,405

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

73

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 27	3.78	—	43,157~46,663
Series 28	3.78	35,289~39,662	41,704~46,873
Series 29	3.78	40,757~48,322	43,157~50,973
Series 30	3.78	38,805~43,583	41,548~46,663
Series 33	3.78	37,409~45,666	41,548~50,973
Series 34	3.78	35,486~39,839	39,958~44,859
Series 35	3.78	38,247~42,939	39,958~44,859
Deferred grant in 2015	3.78	—	43,157~50,973
Deferred grant in 2016	3.78	—	46,663~50,973
Deferred grant in 2017	3.78	—	50,973
Deferred grant in 2018	3.78	—	46,663~50,973
Deferred grant in 2019	3.78	—	50,973
Deferred grant in 2020	3.78	—	43,157~50,973
Deferred grant in 2021	3.78	—	44,859~50,973
(Kookmin Bank)
Series 80	3.78	43,157~50,973	43,157~50,973
Series 81	3.78	35,905~41,289	43,157~50,973
Series 83	3.78	38,660~43,583	41,548~46,663
Series 85	3.78	33,668~37,813	41,548~46,663
Series 86	3.78	35,486~39,839	39,958~44,859
Series 87	3.78	38,957~46,013	43,157~50,973
Series 88	3.78	37,288~41,862	39,958~44,859
Series 89	3.78	40,943~48,358	43,157~50,973
Series 90	3.78	39,554~44,405	39,958~44,859
Series 91	3.78	37,840~42,481	39,958~44,859
Grant deferred in 2016	3.78	—	46,663~50,973
Grant deferred in 2017	3.78	—	46,663~50,973
Grant deferred in 2018	3.78	—	46,663~50,973
Grant deferred in 2019	3.78	—	50,973
Grant deferred in 2020	3.78	—	46,663~50,973
Grant deferred in 2021	3.78	—	44,859~50,973
(Other subsidiaries)
Stock granted in 2010	3.78	—	44,859
Stock granted in 2011	3.78	—	44,859
Stock granted in 2012	3.78	—	44,859~46,663
Stock granted in 2013	3.78	—	44,859~46,663
Stock granted in 2014	3.78	—	46,663
Stock granted in 2015	3.78	—	41,548~50,973
Stock granted in 2016	3.78	—	44,859~56,379
Stock granted in 2017	3.78	—	41,548~61,294
Stock granted in 2018	3.78	—	39,958~56,379
Stock granted in 2019	3.78	—	38,393~56,379
Stock granted in 2020	3.78	43,157~50,973	39,958~56,379
Stock granted in 2021	3.78	39,042~50,651	41,548~56,379
Stock granted in 2022	3.78	35,286~49,647	39,958~62,269

74

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	3.78	—	43,157~50,973
Stock granted in 2016	3.78	—	38,393~50,973
Stock granted in 2017	3.78	—	46,663~50,973
Stock granted in 2018	3.78	—	46,663~50,973
Stock granted in 2019	3.78	—	50,973
Stock granted in 2020	3.78	—	43,157~50,973
Stock granted in 2021	3.78	—	44,859~50,973
Stock granted in 2022	3.78	—	43,157~50,973
(Kookmin Bank)
Stock granted in 2015	3.78	—	46,663~50,973
Stock granted in 2016	3.78	—	44,859~50,973
Stock granted in 2017	3.78	—	46,663~50,973
Stock granted in 2018	3.78	—	0~56,379
Stock granted in 2019	3.78	—	45,096~56,379
Stock granted in 2020	3.78	—	46,663~56,379
Stock granted in 2021	3.78	—	44,859~50,973
Stock granted in 2022	3.78	—	39,958~46,663
(Other subsidiaries)
Stock granted in 2015	3.78	—	41,548~50,973
Stock granted in 2016	3.78	—	41,548~50,973
Stock granted in 2017	3.78	—	39,958~50,973
Stock granted in 2018	3.78	—	38,393~56,379
Stock granted in 2019	3.78	—	38,393~56,379
Stock granted in 2020	3.78	—	41,548~56,379
Stock granted in 2021	3.78	—	41,548~50,973
Stock granted in 2022	3.78	—	39,958~56,379

The Company use the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of December 31, 2022 and 2021, are ~~W~~ 186,908 million and ~~W~~ 193,023 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of December 31, 2022 and 2021, are ~~W~~ 169,918 million and ~~W~~ 176,709 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 5,801 million and ~~W~~ 9,230 million were recognized for the years ended December 31, 2022 and 2021, respectively.

75

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

25. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other non-operating income
Reversal of impairment losses of intangible assets	~~W~~	2	~~W~~	11
Others		2,008		2,377

		2,010		2,388
Other non-operating expenses
Losses on disposal of property and equipment		—		10
Impairment losses of intangible assets		2		3
Donation		1,097		1,028
Others		3		182

		1,102		1,223

Net other non-operating income	~~W~~	908	~~W~~	1,165

26. Income Tax Benefit

26.1 Details of income tax benefit for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities *		(14,321)		(2,394)
Origination and reversal of temporary differences		(14,321)		(2,394)
Income tax recognized directly in equity		(942)		113
Remeasurements of net defined benefit liabilities		(942)		113

Income tax benefit	~~W~~	(15,263)	~~W~~	(2,281)

*

Due to amendments of tax laws at the end of 2022, the effect of corporate tax rate change is reflected in deferred income tax assets and liabilities that are expected to be realized after 2023. (Corporate tax rates after the amendments: 10% for tax base ~~W~~ 200 million or less, 21% for tax base over ~~W~~ 200 million to ~~W~~ 20,000 million, 23.2% for tax base over ~~W~~ 20,000 million to ~~W~~ 300,000 million, 26.5% for tax base over ~~W~~ 300,000 million)

76

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

26.2 Analysis of the relationship between net profit before income tax expense and income tax benefit for the years ended December 31, 2022 and 2021, are as follows:

	2022			2021
(In millions of Korean won)	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	1,669,249		~~W~~	1,436,585
Income tax at the applicable tax rate *	26.88		448,682	26.78		384,699
Non-taxable income	(29.21)		(487,657)	(27.26)		(391,645)
Non-deductible expenses	0.05		882	0.05		774
Tax rate change effect	0.04		751	—		—
Consolidated tax return effect	1.38		23,021	0.26		3,778
Others	(0.06)		(942)	0.01		113

Average effective tax rate and income tax benefit	(0.91)	~~W~~	(15,263)	(0.16)	~~W~~	(2,281)

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20,000 million is 22%, for over ~~W~~ 20,000 million to ~~W~~ 300,000 million is 24.2% and for over ~~W~~ 300,000 million is 27.5% for the years ended December 31, 2022 and 2021.

27. Earnings per Share

27.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

27.1.1 Weighted average number of ordinary shares outstanding

	2022		2021
(In number of shares)	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	408,897,068	150,138,929,728	415,807,920	151,769,890,800
Number of treasury shares *	(19,262,733)	(7,922,397,453)	(26,173,585)	(9,553,358,525)

Average number of ordinary shares outstanding	389,634,335	142,216,532,275	389,634,335	142,216,532,275

Number of days		365		365
Weighted average number of ordinary shares outstanding		389,634,335		389,634,335

*	The number of treasury shares have excluded the initial redemption of treasury shares from February 14, 2022, and the 2nd redemption from August 1, 2022.

27.1.2 Basic earnings per share

(In Korean won and in number of shares)	2022		2021
Profit for the period	~~W~~	1,684,512,284,129	~~W~~	1,438,865,627,868
Deduction: Dividends on hybrid securities		(126,402,175,000)		(71,537,500,000)

Profit attributable to ordinary equity holders (A)		1,558,110,109,129		1,367,328,127,868
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,999	~~W~~	3,509

77

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

27.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

27.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2022		2021
Profit attributable to the ordinary equity holders *	~~W~~	1,558,110,109,129	~~W~~	1,367,328,127,868
Adjustment:
Interest expense on exchangeable bonds		2,380,953,816		2,347,186,871

Adjusted profit for diluted earnings per share	~~W~~	1,560,491,062,945	~~W~~	1,369,675,314,739

*	The amount is after deducting dividends on hybrid securities.

27.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2022	2021
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	4,306,711	3,945,208
Exchangeable bonds	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,941,046	398,579,543

27.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2022		2021
Adjusted profit for diluted earnings per share	~~W~~	1,560,491,062,945	~~W~~	1,369,675,314,739
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,941,046		398,579,543

Diluted earnings per share	~~W~~	3,912	~~W~~	3,436

78

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

28. Statement of Cash Flows

28.1 Details of cash and cash equivalents as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	December 31, 2022		December 31, 2021
Due from financial institutions	~~W~~	351,056	~~W~~	608,076
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(120,000)		(90,000)

		(120,003)		(90,003)

	~~W~~	231,053	~~W~~	518,073

28.2 Significant non-cash transactions for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Changes in receivables and payables from consolidated tax return	~~W~~	485,720	~~W~~	(125,916)
Changes in receivables and payables related to stock grants		(6,791)		52,912

28.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Activity	2022		2021
Income tax paid	Operating	~~W~~	3,887	~~W~~	1,968
Interest received	Operating		14,229		7,976
Interest paid	Operating		107,924		116,449
Dividends received	Operating		1,904,586		1,637,727
Dividends paid	Financing		1,564,153		1,053,417

28.4 Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Net cash flows		Non-cash changes		Ending
Debentures	~~W~~	5,552,791	~~W~~	(601,102)	~~W~~	5,260	~~W~~	4,956,949

	2021
(In millions of Korean won)	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	100,000	~~W~~	(100,000)	~~W~~	—	~~W~~	—
Debentures		6,128,043		(580,595)		5,343		5,552,791

	~~W~~	6,228,043	~~W~~	(680,595)	~~W~~	5,343	~~W~~	5,552,791

79

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

29. Contingent Liabilities and Commitments

29.1 Commitments made with financial institutions as of December 31, 2022 and 2021, are as follows:

		December 31, 2022				December 31, 2021
(In millions of Korean won)		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—

29.2 Other Matters (including litigation)

The Company has 1 pending lawsuit as a defendant with aggregate claims amount of ~~W~~0.1 million, which arose in the normal course of the management activities, as of December 31, 2022.

80

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

30.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)

Subsidiaries	Profit or loss	2022		2021
Kookmin Bank	Interest income	~~W~~	6,247	~~W~~	1,761
	Fee and commission income		1,262		926
	Net other operating income [1]		1,031,167		917,941
	General and administrative expenses		11,351		8,863
	Net non-operating income [2]		—		1,448
KB Securities Co., Ltd.	Interest expense		15		—
	Fee and commission income		119		15
	Net gains on financial assets at fair value through profit or loss		(18,596)		—
	Net other operating income [1]		400,000		200,000
	General and administrative expenses		440		659
KB Insurance Co., Ltd.	Fee and commission income		170		21
	General and administrative expenses		1,631		1,628
KB Kookmin Card Co., Ltd.	Fee and commission income		39		5
	Net other operating income [1]		250,056		200,008
	General and administrative expenses		92		189
	Net non-operating income		6		4
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	Fee and commission income		29		4
	Net other operating income [1]		100,000		200,000
	General and administrative expenses		572		691
KB Asset Management Co., Ltd.	Net other operating income [1]		40,000		55,000
	General and administrative expenses		—		10
KB Capital Co., Ltd	Interest income		487		—
	Fee and commission income		17		2
	Net gains on financial assets at fair value through profit or loss		9,570		20,606
	General and administrative expenses		40		108
	Provision for credit losses		234		—
KB Life Insurance Co., Ltd.	Fee and commission income		24		3
	General and administrative expenses		346		452
KB Real Estate Trust. Co., Ltd.	Net other operating income [1]		40,000		35,000
KB Savings Bank Co., Ltd.	Interest income		3,990		2,091
	Fee and commission income		1		—
	Net losses on financial assets at fair value through profit or loss		(9,185)		(356)

81

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Profit or loss	2022		2021
KB Investment Co., Ltd.	Interest income	~~W~~	6,537	~~W~~	4,045
	Net other operating income [1]		10,000		10,000
	Provision for credit losses		53		417
KB Data Systems Co., Ltd.	General and administrative expenses		2,653		2,022
KB Credit Information Co., Ltd.	Interest income		49		—
	Provision for credit losses		16		—

[1]	Net other operating income includes dividend income from subsidiaries.
[2]	Gains on disposal of intangible assets and others to Kookmin Bank for ~~W~~ 3,676 million in 2021.

30.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	December 31, 2022		December 31, 2021
Kookmin Bank	Cash and due from financial institutions	~~W~~	231,056	~~W~~	518,076
	Other assets		828,505		462,250
	Other liabilities		97		71
	Property and equipment		357		518
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		401,732		—
	Other assets		66,162		106,320
	Other liabilities		116,503		85
KB Insurance Co., Ltd.	Other assets		111,433		37,209
	Other liabilities		47		6
KB Kookmin Card Co., Ltd.	Other assets		88,968		88,060
	Other liabilities		755		700
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	Other assets		70,534		2,626
	Other liabilities		67		7,264
KB Asset Management Co., Ltd.	Other assets		21,033		20,502
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		472,439		389,606
	Loans measured at amortized cost (gross amount)		200,000		—
	Allowances for credit losses		234		—
	Other assets		52,941		40,701
KB Life Insurance Co., Ltd.	Other assets		4,655		5,196
	Other liabilities		9,188		10,877
KB Real Estate Trust Co., Ltd.	Other assets		8,860		19,360

82

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)
Subsidiaries	Assets or liabilities	December 31, 2022		December 31, 2021
KB Savings Bank Co., Ltd.	Cash and due from financial institutions	~~W~~	120,000	~~W~~	90,000
	Financial assets at fair value through profit or loss		43,524		51,154
	Other assets		7,280		7,984
	Other liabilities		67		67
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		310,000		250,000
	Allowances for credit losses		924		872
	Other assets		5,943		9,157
KB Data Systems Co., Ltd.	Property and equipment		—		68
	Intangible assets		1,716		3,341
	Other assets		3,456		2,554
	Other liabilities		208		160
KB Credit Information Co., Ltd.	Loans measured at amortized cost (gross amount)		13,500		—
	Allowances for credit losses		16		—
	Other assets		1,054		1,239
	Other liabilities		61		—

30.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)			December 31, 2022		December 31, 2021
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	357	~~W~~	518

30.4 Unused commitments provided from related parties as of December 31, 2022 and 2021, are as follows:

(In millions of Korean won)			December 31, 2022		December 31, 2021
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,245	~~W~~	2,300

30.5 Share transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In millions of Korean won)			2022		2021
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	—	~~W~~	200,000
		Acquisition of hybrid securities		100,000		—
	KB Securities Co., Ltd.	Acquisition of hybrid securities		430,000		—

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

30.6 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

		2022
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	250,000	~~W~~	60,000	~~W~~	—	~~W~~	310,000
	KB Credit Information Co., Ltd.		—		13,500		—		13,500
	KB Capital Co., Ltd.		—		200,000		—		200,000
	KB Savings Bank Co., Ltd. *		70,000		—		—		70,000

		2021
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	180,000	~~W~~	70,000	~~W~~	—	~~W~~	250,000
	KB Savings Bank Co., Ltd. *		—		70,000		—		70,000

*	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

30.7 Details of compensation to key management personnel for the years ended December 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,100	~~W~~	33	~~W~~	932	~~W~~	2,065
Registered directors (non-executive)		638		—		—		638
Non-registered directors		6,955		140		4,869		11,964

	~~W~~	8,693	~~W~~	173	~~W~~	5,801	~~W~~	14,667

	2021
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	871	~~W~~	29	~~W~~	1,937	~~W~~	2,837
Registered director (non-executive)		666		—		—		666
Non-registered director		5,746		61		7,293		13,100

	~~W~~	7,283	~~W~~	90	~~W~~	9,230	~~W~~	16,603

30.8 The Company paid ~~W~~ 45 million and ~~W~~ 30 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities for the years ended December 31, 2022 and 2021, respectively.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

31. Events after the reporting period

31.1 Merger of subsidiaries

At the board of directors meeting and shareholder’s meeting on August 9, 2022, it is determined to merge the Group’s subsidiaries, KB Life Insuarance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) and KB Life Insurance Co., Ltd.. Accordingly, the merger was completed with KB Life Insuarance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) as a surviving corporation on January 1, 2023, and KB Life Insurance Co., Ltd. was dissolved after the merger.

31.2 retirement of treasury shares

The Company plans to acquire 5,385,996 shares(~~W~~ 300,000 million) of its own shares and retire the treasury shares by May 7, 2023 pursuant to board resolutions dated February 7, 2023.

However, the treasury shares were calculated based on the closing price (~~W~~ 55,700) on the day before the board meeting, on February 6, 2023, and the final number of shares to be retired may vary depending on the stock price.

32. Approval of Issuance of the Financial Statements

The issuance of the Company’s financial statements as of and for the year ended December 31, 2022, was approved by the board of directors on February 23, 2023.

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Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of KB Financial Group Inc. (the “Company”) as of December 31, 2022 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the separate financial statements of the Company, which comprise the separate statements of financial position as of December 31, 2022 and 2021, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated March 7, 2023 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Operating Status Report of the Internal Control over Financial Reporting.’

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide

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reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of KB Financial Group Inc..

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Manager of KB Financial Group Inc.(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ended December 31, 2022.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

March 2, 2023

Jong Kyoo Yoon, Chief Executive Officer

Young Ho Seo, Internal Accounting Manager

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